Form 10KSB, Exhibit 13
period 2002-12-31
MINDEN BANCORP INC
filed 2003-03-28
CIK 1169352

Exhibit 13

MINDEN BANCORP, INC.

2002 ANNUAL REPORT

TO STOCKHOLDERS

i

Minden Bancorp, Inc.

PRESIDENT’S LETTER TO STOCKHOLDERS

On behalf of your board of directors, senior management and all of the Minden Bancorp, Inc. employees, we wish to welcome you as a Minden Bancorp, Inc. shareholder and to deliver our first annual report.

Founded in 1910, Minden has a proud tradition of providing financial services to the residents of the city of Minden and neighboring communities in northwestern Louisiana.  During 2002, we greatly enhanced our ability to provide those services by completing a mutual holding company reorganization and the sale of stock in a public offering to our account holders and members of the general public.  The stock sale generated approximately $5.4 in net proceeds.  The new form of organization positions the Minden organization for future expansion through acquisition and diversification of our business.  The capital raised in the stock offering provided funds for the immediate needs of Minden’s operations.

Our entry into the world of publicly traded thrifts came at a time when corporate governance was a focal point of Congressional review and public debate.  We believe that the resulting reforms in accounting rules, financial disclosure and fiduciary responsibility will restore confidence in public companies.

The mutual holding company reorganization and stock offering were part of Minden’s overall efforts to diversify its operations and to enhance the quality of its products and services as it evolves into a full-service financial institution.  That plan of diversity and enhanced quality is evident in Minden’s performance for 2002.  Net income increased to $824,000 for fiscal 2002 as compared to $455,000 for fiscal 2001.  The combination of Minden’s more diversified loan portfolio, increased assets from continued growth and the stock offering proceeds and historically low interest rates resulted in record interest income.

This year of milestone events and continued record operating results also included the departure from Minden’s board of directors of a person who has been instrumental in Minden’s evolution to a full service financial institution.  On January 14, 2002, Enos C. McClendon Jr. resigned from the Minden’s board of directors after over fifty years of service.  During his tenure, he provided leadership as Vice President of Minden for many of those years.  Minden is deeply appreciative of Mr. McClendon’s long and valuable service to the organization and wish him well in his retirement.

Looking Forward

Our future is bright and is filled with great potential and opportunity.  Our challenge for the years ahead is to build upon the momentum we have already created and further position ourselves to strategically leverage Minden’s strengths, seize new opportunities for increased profitability and build upon our growing franchise value.

Thank you for your continued confidence and support.

A. David Evans

President and

Chief Executive Officer

Minden Bancorp, Inc.

BUSINESS OF MINDEN BANCORP, INC.

Minden Bancorp, Inc., a federal corporation (“Minden Bancorp” or the “Company), is a unitary savings and loan holding company which owns all of the outstanding common shares of Minden Building and Loan Association (“Minden” or the “Association”), a Louisiana-chartered building and loan association.

Founded in 1910, Minden is a community and customer oriented stock savings bank that conducts business out of its main office located in Minden, Louisiana.  The Association’s business consists principally of attracting deposits from the general public and using those funds to originate loans secured by one-to-four-family residential loans, commercial business loans, non-residential real estate loans and consumer loans.  Minden’s profitability depends primarily on its net interest income, which is the difference between the income it receives on loans and other assets and its cost of funds, which consists of the interest paid on deposits and borrowing.  At December 31, 2002, the Company had total assets of $79.6 million, liabilities of $61.2 million, including deposits of $56.9 million and total shareholders’ equity of $17.6 million.

In December 2001, the Board of Directors of Minden adopted a Plan of Reorganization pursuant to which the Association converted to stock form and became a wholly owned subsidiary of the Company.  In connection with the reorganization, the Company became a majority owned (55%) subsidiary of Minden Mutual Holding Company.  The reorganization was consummated on July 2, 2002.  The activities of the Company have been limited primarily to holding the stock of Minden.

The Company is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the “OTS”).  As a Louisiana-chartered institution, Minden is subject to the regulation, supervision and examination of the Louisiana Office of Financial Institutions as well as to the jurisdiction of the OTS as its primary federal regulator and the Federal Deposit Insurance Corporation (“FDIC), which administers the Savings Association Insurance Fund.  The FDIC insures deposits in Minden up to applicable limits.

Minden Bancorp, Inc.

MARKET PRICE OF MINDEN BANCORP
COMMON SHARES AND RELATED STOCKHOLDER MATTERS

Minden Bancorp’s common shares have been listed on the Over-the-Counter Electronic Bulletin Board since July 2, 2002, under the symbol “MDBC.”  Presented below are the high and low trading bids for Minden Bancorp’s common shares for the period from July 2, 2002, the date of the consummation of the mutual holding company reorganization, to December 31, 2002.  Such information does not include retail financial markups, markdowns or commissions and may not represent actual transactions.  Information relating to bids has been obtained from the NASDAQ.

2002	High	Low
Quarter ended:
September 30, 2002	$12.00	$11.30
December 31, 2002	$13.00	$11.30

As of March 13, 2003, Minden Bancorp had 1,454,750 common shares outstanding held of record by approximately 292 stockholders.  The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or “street” name through brokerage firms or others.  The Company did not declare or pay any dividends during the period ended December 31, 2002.

Minden Bancorp, Inc.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the Consolidated Financial Statements and related Notes, appearing elsewhere herein.

	At December 31,
	2002	2001
	(Dollars in Thousands)
	(restated)
Selected Balance Sheet and Other Data:

Total assets	$79,568	$61,233
Cash and cash equivalents(1)	3,244	1,841
Investment securities available for sale	18,112	11,287
Investment securities held to maturity	300	800
Mortgage-backed securities held to maturity	1,997	2,937
Loans receivable, net	52,337	41,188
Total deposits	56,856	46,070
Borrowings	4,000	3,000
Total equity	17,648	11,297
Number of full service offices	1	1

	Year Ended December 31,
	2002	2001
	(In Thousands)

Selected Operating Data:

Total interest income	$4,508	$3,826
Total interest expense	1,731	1,937
Net interest income	2,777	1,889
Provision for loan losses	—	—
Net interest income after provision for loan losses	2,777	1,889
Total other operating income	173	157
Total other operating expense	1,711	1,364
Income before income tax	1,239	682
Income tax expense	415	227
Net income	$824	$455

(Footnotes on following page)

	At or for the Year Ended December 31,
	2002	2000
		(restated)
Selected Operating Ratios(2):

Performance Ratios:
Return on average assets	1.15%	0.93%
Return on average equity	5.69	4.19
Equity to assets at end of period	22.18	21.28
Interest rate spread(3)	3.40	2.61
Net interest margin(3)	4.12	3.62
Average interest-earning assets to average interest-bearing liabilities	128.2	125.57
Net interest income after provision for loan losses to total other expenses	162.3	140.45
Total other expenses to average total assets	2.41	2.25
Asset Quality Ratios:
Non-performing loans to total loans at end of period(4)	1.03%	1.25%
Non-performing assets to total assets at end of period(4)	0.74	0.77
Allowance for loan losses to total loans at end of period	1.70	2.99
Allowance for loan losses to total non-performing loans at end of period(4)	162.84	230.53
Capital Ratios:(5)
Tangible capital ratio	21.41%	20.26%
Core capital ratio	21.42	20.26
Total capital ratio	42.81	46.66

(1)                                  Consists of cash and short-term interest-bearing deposits.

(2)                                  With the exception of end of period ratios, all ratios are based on average daily balances.

(3)                                  Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities.  Net interest margin represents net interest income as a percentage of average interest-earning assets.

(4)                                  Non-performing loans consist of non-accrual loans and accruing loans that are contractually past due 90 days or more, and non-performing assets consist of non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof.

(5)                                  Percentages relate to Minden Building and Loan only.

Minden Bancorp, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company’s profitability depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, investment securities and interest-earning deposits in other institutions, and interest expense on interest-bearing deposits and borrowings from the Federal Home Loan Bank of Dallas. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. The Company’s profitability also depends, to a lesser extent, on noninterest income, provision for loan losses, noninterest expenses and federal income taxes.  The Company had net income of $824,000 in 2002 and $455,000 in 2001.

The Company’s primary asset is Minden Building and Loan Association.  Historically, Minden Building and Loan’s business has consisted primarily of originating single-family real estate loans secured by property in its market area.  Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction, commercial business and consumer loans.  Minden Building and Loan’s loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook accounts.  The combination of these factors has resulted in low interest rate spreads and returns on equity. Although Minden Building and Loan has significantly increased the amount of commercial real estate, consumer and commercial business loans originated, Minden Building and Loan presently anticipates that its business will continue to primarily consist of originating single-family real estate loans funded by deposits.

The Company’s operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond its control.

Forward-Looking Statements Are Subject to Change

We make certain statements in this document as to what we expect may happen in the future. These statements usually contain the words “believe,” “estimate,” “project,” “expect,” “anticipate,” “intend” or similar expressions. Because these statements look to the future, they are based on our current expectations and beliefs. Actual results or events may differ materially from those reflected in the forward-looking statements. You should be aware that our current expectations and beliefs as to future events are subject to change at any time, and we can give you no assurances that the future events will actually occur.

Exposure to Changes in Interest Rates

Minden Building and Loan’s ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates it pays on deposits and borrowings.  Minden Building and Loan’s interest-earning assets consist primarily of long-term residential mortgage loans which have fixed rates of interest.  Consequently, Minden Building and Loan’s ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise.  In addition, Minden Building and Loan may be particularly susceptible to the risk of rising interest rates since long-term, fixed-rate mortgage loans make up the dominant portion of its interest-earning assets.

Quantitative Analysis.  The Office of Thrift Supervision provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity.  Management reviews the quarterly reports from the Office of Thrift Supervision which show the impact of changing interest rates on net portfolio value.  Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts.  An institution has greater than “normal” interest rate risk if it would suffer a loss of net portfolio value exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates.  A resulting change in net portfolio value of more than 2.0% of the estimated market value of an institution’s assets will require the institution to deduct from its risk-based capital 50% of that excess change, if and when a rule adopted by the Office of Thrift Supervision takes effect.  Under the rule, an institution with greater than “normal” interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement.  However, the Office of Thrift Supervision has indicated that no institution will be required to deduct capital for interest rate risk until further notice.  Because a 200 basis point increase in interest rates would have resulted in Minden Building and Loan’s net portfolio value decreasing by more than 2.0% of the estimated market value of its assets as of December 31, 2002, Minden Building and Loan would have been subject to a capital deduction of $908,000 as of December 31, 2002 if the regulation had been effective as of such date.  If this capital deduction had occurred, Minden Building and Loan would have continued to be well capitalized.

Net Portfolio Value

Change in Interest Rates (basis points)	Estimated Net Portfolio Value	Estimated Net Portfolio Value as a Percentage of Assets	Amount of Change	Change as a Percentage of Assets
(Dollars in Thousands)

300	$17,608	22.26%	$(3,299)	(16)%
200	19,092	23.65	(1,815)	(9)
100	20,315	24.74	(592)	(3)
—	20,907	25.22	—	—
(100)	21,173	25.40	266	1

Qualitative Analysis.  Our ability to maintain a positive “spread” between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates.  Minden Building and Loan’s fixed-rate loans generally are profitable if interest rates are stable or declining since these loans have yields that exceed its cost of funds.  If interest rates increase, however, Minden Building and Loan would have to pay more on its deposits and new borrowings, which would adversely affect its interest rate spread.  In order to counter the potential effects of dramatic increases in market rates of interest, Minden Building and Loan has underwritten its mortgage loans to allow for their sale in the secondary market, implemented a strategy to diversify its loan portfolio by originating more commercial real estate, consumer, commercial business and construction loans, invested in securities with short terms or adjustable rates and increased the amount of deposits in transaction accounts.

For the year ending December 31, 2002, Minden Building and Loan originated $3.6 million in commercial real estate loans compared to $1.8 million for the year ending December 31, 2001.  Originations of consumer loans increased to $3.7 million in fiscal year 2002 from $3.2 million in fiscal year 2001. Originations of commercial business loans increased to $9.2 million for the year ending December 31, 2002 compared to $1.3 million for the year ending December 31, 2001. Originations of construction loans increased to $2.6 million for the year ending December 31, 2002 from $1.6 million for the year ending December 31, 2001.  Minden Building and Loan’s commercial real estate, consumer, commercial business and construction loans typically have shorter terms and higher interest rates than its single family residential mortgage loans.

Minden Building and Loan’s adjustable-rate securities at December 31, 2002 consisted of $12.4 million of mortgage-backed securities and $4.3 million invested in a mutual fund that invests in adjustable-rate mortgage-backed securities compared to $6.6 million of mortgage-backed securities and $3.6 million invested in the mutual fund at December 31, 2001.

Deposits in transaction accounts were $17.2 million, or 30.3% of total deposits at December 31, 2002, compared to $11.0 million, or 23.7%, at December 31, 2001.  Minden Building and Loan’s transaction accounts generally have lower interest rates than its certificates of deposit and are considered a more stable source of funds than certificates of deposit.

Changes in Financial Condition

Assets.  The Company’s total assets increased by $18.3 million, or 29.9%, to $79.6 million at December 31, 2002 from $61.2 million at December 31, 2001 (restated).  The increase was primarily due to a $11.1 million, or 27.1%, increase in the net loan portfolio, as one- to four-family residential loans increased by $2.5 million, or 7.3%, commercial real estate loans increased by $2.5 million, or 78.0%, consumer loans increased by $308,000, or 10.5%, commercial business loans increased by $4.7 million, or 583.4%, and construction loans increased by $1.1 million, or 102.1%, in 2002.  In addition, the Company’s securities available for sale portfolio increased by $6.8 million, or 60.5%, to $18.1 million at December 31, 2002.

Residential loans accounted for 68.3% of Minden Building and Loan’s total loan portfolio at December 31, 2002.  Minden Building and Loan’s one-to-four family residential loans increased to $37.0 million at December 31, 2002 primarily because of increased loan volume due to the historically low interest rates.  Although single family residential loans are Minden Building and Loan’s primary lending product, originations of commercial real estate, commercial business, consumer and construction loans increased significantly in 2002 due to its increased emphasis on these types of loans and the favorable interest rate environment for its lending products.  Commercial real estate loans increased to 10.7% of Minden Building and Loan’s total loan portfolio at December 31, 2002 from 7.7% at December 31, 2001.  Commercial business loans increased to 10.9% of Minden Building and Loan’s total loan portfolio at December 31, 2002 from 1.9% at December 31, 2001.  Construction loans increased to 4.1% of its total loan portfolio at December 31, 2002 compared to 2.6% at December 31, 2001.  Consumer loans decreased to 6.0% of its total loan portfolio at December 31, 2002 compared to 6.9% at December 31, 2001.  The net loan portfolio amounted to $52.3 million, or 65.8%, of total assets at December 31, 2002, compared to $41.2 million, or 67.3%, of total assets at December 31, 2001.  Minden Building and Loan expects continued growth in its loan portfolio in 2002.

Non-performing assets totaled $592,000 and $480,000 at December 31, 2002 and 2001, respectively, or 0.8% of its total assets at such dates.  Minden Building and Loan’s non-performing loans totaled $557,000 and $386,000 at December 31, 2002 and 2001, respectively, or 1.0% of its total loan portfolio at each of such dates.  The $171,000 increase in non-performing loans was primarily the result of the increase from seven to fifteen loans, most of which were in bankruptcy The non-performing loans consist of non-accrual loans and accruing loans that are contractually past due 90 days or more.  Minden Building and Loan owned $35,000 of real estate owned at December 31, 2002 compared to $59,000 at December 31, 2001.  Minden Building and Loan’s allowance for loan losses amounted to $907,000, or 1.7% of the total loan portfolio and 162.8% of total non-performing loans at December 31, 2002.  The allowance for loan losses totaled $911,000, or 2.2% of Minden Building and Loan’s total loan portfolio and 216.3% of its total non-performing loans at December 31, 2001 (restated).  The allowances for loan losses for 2001 is a restatement to $911,000 from the $876,000 previously reported in the financial statements for that year.  The restatement was made to correct a write down of real estate owned that was incorrectly charged to the allowances for loan losses in 2000.  For further information regarding the restatements, see Note 16 to the financial statements.  See “Business of Minden Building and Loan Association - Asset Quality.”

Investment securities totaled $20.4 million at December 31, 2002, an increase of $5.4 million, or 35.8%, from the balance at December 31, 2001.  The increase was primarily the result of an increase of $5.3 million in Minden Building and Loan’s available for sale mortgage-backed securities portfolio as the proceeds of Minden Bancorp, Inc.’s stock offering were invested in such securities.  As a result, Minden Building and Loan’s available for sale mortgage-backed securities portfolio increased from $6.6 million to $11.8 million during fiscal 2002.

Cash and cash equivalents, which include interest-earning deposits in other institutions, amounted to $3.2 million, or 4.1% of total assets, at December 31, 2002, compared to $1.8 million, or 3.0% of total assets, at December 31, 2001.  The increase as of December 31, 2002 was primarily due to temporary investment of excess liquidity in federal funds.

Deposits.  Minden Building and Loan’s deposits increased by $10.8 million, or 23.4%, to a total of $56.9 million at December 31, 2002.  The increase resulted primarily from management’s continuing efforts to maintain growth in deposits through marketing and pricing strategies.  Recent consolidation of other financial institutions in Minden Building and Loan’s market area also contributed to its increase in deposits.  Proceeds from the growth in deposits were generally used to fund new loan originations.

Equity. The Company’s total equity increased by $6.4 million, or 56.2%, in 2002 and amounted to $17.7 million, or 22.2%, of total assets at December 31, 2002. The increase was due primarily to net proceeds from the stock offering of $5.4 and to net income of $824,000.

		Year Ended December 31,
		2002			2001
	Yield/Cost at December 31, 2002	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/ Rate
	(Dollars in Thousands)

Interest-earning assets:
Loans receivable, net(1)	7.07%	$47,025	$3,698	7.86%	$35,141	$2,966	8.44%
Investment securities(2)	3.75	18,644	785	4.20	14,423	806	5.59
Interest-earning deposits	1.53	1,633	25	1.53	1,560	54	3.46
Total interest-earning assets	5.99	67,042	4,508	6.71	51,124	3,826	7.48
Non-interest-earning assets		3,884			3,288
Total assets		$71,186			$54,412

Interest-bearing liabilities:
Deposits	3.12%	$48,168	$1,633	3.39%	$38,729	$1,871	4.83%
Borrowings	2.45	4,158	98	2.36	1,680	66	3.93
Total interest-bearing liabilities	2.84	52,326	1,731	3.31	40,409	1,937	4.79
Non-interest-bearing liabilities		4,059			2,905
Total liabilities		56,385			43,314
Total equity(3)		14,541			11,098
Total liabilities and equity		$70,926			$54,412

Net interest income; interest rate spread(4)			$2,777%	3.40%		$1,889	2.69
Net interest margin(5)				4.12%			3.69%
Average interest-earning assets to average interest-bearing liabilities		128.12%			126.52

(1)                                  Includes nonaccruing loans.

(2)                                  Includes dividends from Federal Home Loan Mortgage Corporation and Federal Home Loan Bank stock.

(3)                                  Includes retained earnings and accumulated other comprehensive income.

(4)                                  Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities.

(5)                                  Net interest margin is net interest income divided by net average interest-earning assets.

Rate/Volume Analysis.  The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company’s interest income and interest expense during the periods indicated.  For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume.  The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Year Ended December 31,
	2002 vs. 2001			2001 vs. 2000
	Increase (Decrease) Due To		Total Increase	Increase (Decrease) Due To		Total Increase
	Rate	Volume	(Decrease)	Rate	Volume	(Decrease)
	(In Thousands)

Interest-earning assets:
Loans receivable, net	$(271)	$1003	$732	$(1)	$584	$583
Investment securities	(242)	221	(21)	(111)	(183)	(294)
Interest-earning deposits	(32)	3	(29)	(3)	42	39
Total	(545)	1227	682	(115)	443	328

Interest-bearing liabilities:
Deposits	(694)	456	(238)	(41)	156	115
Borrowings	(65)	97	32	(46)	36	(10)
Total	(759)	553	(206)	(87)	192	105
Increase (decrease) in net interest income	$214	$674	$888	$(28)	$251	$223

Comparison of Operating Results for the Years Ended December 31, 2002 and 2001

General.  Net income amounted to $824,000 for the year ended December 31, 2002, an increase of $369,000, or 81.1%, from net income recorded for the year ended December 31, 2000 (restated).  The increase in earnings resulted primarily from a $888,000 increase in net interest income and a $16,000 increase in other operating income, which was partially offset by a $347,000 increase in other operating expenses.

Net Interest Income.  Total interest and dividend income amounted to $4.5 million for the year ended December 31, 2002, an increase of $682,000, or 17.8%, over the year ended December 31, 2001.  Interest income on loans, including fees totaled $3.7 million for the year ended December 31, 2002, an increase of $732,000, or 24.7%, over the year ended December 31, 2001.  This increase was due to a $11.9 million, or 33.8%, increase in the weighted-average balance of loans outstanding. Interest income on investment securities decreased by $33,000, or 4.1%, as a result of a $4.0 million, or 27.5%, increase in the weighted-average balance outstanding and a 139 basis point decrease in the weighted-average yield year to year.  Interest-earning deposits income which consists of overnight funds and interest-bearing demand accounts decreased by $17,000, or 31.5%, for the year ended December 31, 2002 compared to the year ended December 31, 2001.

Total interest expense totaled $1.7 million for the year ended December 31, 2002, a decrease of $206,000, or 10.6%, from the amount recorded for the year ended December 31, 2001.  Interest expense on deposits decreased by $238,000, or 12.7%, due primarily to a 144 basis point decrease in the weighted average cost of deposits year to year which was partially offset by an increase of

$9.4 million, or 24.4%, in the weighted-average balance of deposits outstanding..  Interest expense on borrowings increased by $32,000, or 48.5%, as a result of a $2.5 million, or 147.5%, increase in the weighted-average balance outstandings year over year which was partially offset by a 157 basis point decrease in the weighted-average cost of borrowings year to year.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $888,000, or 47.0%, to a total of $2.8 million for the year ended December 31, 2002, compared to $1.9 million for the year ended December 31, 2001.  The interest rate spread increased by 71 basis points to 3.40% in fiscal 2002 from 2.69% in fiscal 2001, and the net interest margin increased to 4.12% for the year ended December 31, 2002 from 3.69% for the year ended December 31, 2001.

Provision for Losses on Loans.  Minden Building and Loan records a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered to the best of management’s knowledge to reflect all known and inherent losses in the loan portfolio at each reporting date.  The level of allowance for loan losses is based on management’s periodic review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions.  Based on the above criteria for determining the collectibility of loans and on the management of Minden Building and Loan’s estimate as to the known and inherent losses in its loan portfolio that are probable and reasonable at each reporting period, it recorded no additional provisions for loan losses for 2002 and 2001.  There can be no assurances that the allowance for loan losses will be sufficient to absorb losses on nonperforming assets or that the allowance will be sufficient to cover losses on nonperforming assets in the future.

Other Operating Income.  Other operating income totaled $173,000 for the year ended December 31, 2002, an increase of $16,000, or 10.2%, over the $157,000 recorded for the year ended December 31, 2001.  The increase resulted primarily from an increase in customer service fees of $21,000, or 14.7%.  These increases were partially offset by a $9,000, or 90.0%, decrease in gains on the sale of assets.

Other Operating Expenses.  Other operating expenses totaled $1.7 million for the year ended December 31, 2002, an increase of $347,000, or 25.4%, over the total recorded for the year ended December 31, 2001.  The increase resulted primarily from a $220,000, or 29.0%, increase in salaries and benefits, a $53,000, or 62.4%, increase in professional and supervisory examination fees and a $108,000, or 38.6%, increase in other general and administrative expenses.  The increase in employee compensation and benefits was primarily attributable to increases in both salaries and the number of staff members, the increase in professional fees and supervisory examinations was primarily attributable to an increase in asset size and reporting responsibility as a public company and the increase in other general and administrative expenses related primarily to an increase in computer expense of $15,000 or 47.4%, an increase in life insurance expense of $29,000 or 295% and in increase in other legal fees of $14,500 or 108%.

Income Taxes.  Income tax expense totaled $415,000 for the year ended December 31, 2002, an increase of $188,000, or 82.8%, over the $227,000 for the year ended December 31, 2001 (restated).  Minden Building and Loan’s effective tax rates were 33.8% and 33.3% for the years ended December 31, 2002 and 2001 (restated), respectively.

Liquidity and Capital Resources

The Company maintains levels of liquid assets deemed adequate by management.  Its liquidity ratio averaged 31.3% for the quarter ended December 31, 2002.  Minden Building and Loan adjusts its liquidity levels to fund deposit outflows,  repay its borrowings and to fund loan commitments. The Company also adjusts liquidity as appropriate to meet asset and liability management objectives.

Minden Building and Loan’s primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations.  While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.  Minden Building and Loan sets the interest rates on its deposits to maintain a desired level of total deposits.  In addition, Minden Building and Loan invests excess funds in short-term interest-earning accounts and other assets, which provide liquidity to meet lending requirements.  Minden Building and Loan’s deposit accounts with the Federal Home Loan Bank of Dallas amounted to $1.6 and $1.0 million at December 31, 2002 and 2001, respectively.

A significant portion of Minden Building and Loan’s liquidity consists of securities  classified as available for sale and cash and cash equivalents.  Minden Building and Loan’s primary sources of cash are net income, principal repayments on loans and mortgage-backed securities and increases in deposit accounts.  If Minden Building and Loan requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Dallas which provide an additional source of funds.  At December 31, 2002, Minden Building and Loan had $4.0 million in advances from the Federal Home Loan Bank of Dallas.

At December 31, 2002, Minden Building and Loan had outstanding loan commitments of $7.6 million to originate loans, including loans in process.  At December 31, 2002, certificates of deposit scheduled to mature in less than one year, totaled $36.1 million.  Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case. In addition, the cost of such deposits could be significantly higher upon renewal, in a rising interest rate environment.  Minden Building and Loan intends to utilize its high levels of liquidity to fund its lending activities.  If additional funds are required to fund lending activities,  Minden Building and Loan intends to sell its securities classified as available for sale as needed.

Minden Building and Loan is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 3.0% and 8.0%, respectively.  At December 31, 2002, Minden Building and Loan exceeded each of its capital requirements with ratios of 21.42%, 21.42% and 42.8%, respectively.

Impact of Inflation and Changing Prices

The financial statements and related financial data presented herein regarding the Company have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company’s assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company’s performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Recent Accounting Standards

Statement of Financial Accounting Standards No. 133, Accounting for Derivative  Instruments and Hedging Activities, was issued in June 1998. This statement requires that all derivatives be recognized as either assets or liabilities in the statement of financial condition and that those instruments be measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. This statement, as amended by Statement of Financial Accounting Standards No. 137, is effective for fiscal years beginning after June 15, 2000, although earlier adoption was permitted.  The adoption of this statement did not have any material impact on the Company’s financial position or results of operations.

In October 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 134, Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, which amends Statement of Financial Accounting Standards No. 65, Accounting for Certain Mortgage Banking Activities. This statement conforms the subsequent accounting for securities retained after the securitization of mortgage loans by a mortgage banking enterprise with the accounting for such securities by a non-mortgage banking enterprise. This statement was effective for the first quarter beginning after December 15, 1998, and did not have any impact on the Company’s financial position or results of operations.

In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, effective as of January 1, 2001.  This statement provides a comprehensive and consistent standard for the recognition and measurement of certain derivatives and certain hedging activities.  Minden Building and Loan does not presently participate in these activities.  The adoption of this accounting standard did not have a material effect on the Company’s financial condition or results of operations.

In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.  This statement replaces Statement of Financial Accounting Standards No. 125.  This statement also is effective for the recognition and reclassification of collateral and for disclosures relating to securitization transactions.  This statement is effective for fiscal years ending after December 15, 2000.  The adoption of this statement did not have any material impact on the Company’s financial position or results of operations.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations.  This statement requires that business combinations initiated after June 30, 2001 be accounted for using the purchase method.  Use of the pooling-of-interests method is no longer permitted.  The Company does not believe the adoption of this statement will have a material impact on its financial statements, unless it enters into a business combination transaction.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.  This statement addresses how intangible assets should be accounted for at acquisition and in subsequent periods.  Pursuant to this statement, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment.  Intangible assets that have finite useful lives will continue to be amortized over their useful lives.  This statement also provides specific guidance for testing goodwill for impairment and requires additional disclosures about goodwill and intangible assets.  This statement is effective for fiscal years beginning after December 15, 2001.  It is required to be applied to the beginning of an entity’s fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date.  Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement are to be reported as resulting from a change in accounting principle.  The Company does not believe the adoption of this statement will have a material impact on its financial statements.

Minden Bancorp, Inc.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors

Minden Bancorp, Inc. and Subsidiary

Minden, Louisiana

Independent Auditors’ Report

We have audited the accompanying consolidated balance sheets of Minden Bancorp, Inc. and Subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, equity, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Minden Bancorp, Inc. and Subsidiary as of December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Heard, McElroy &
Vestal LLP

Shreveport, Louisiana

January 17, 2003

Minden Bancorp, Inc.

CONSOLIDATED STATEMENTS OF BALANCE SHEETS

	2002	2001
	(in thousands )
Assets

Cash and noninterest-bearing deposits	$1,613	$802
Interest-bearing demand deposits	256	1,039
Federal funds sold	1,375	—
Total cash and cash equivalents	3,244	1,841

Investment securities:
Securities held-to-maturity (estimated market value of $2,398 in 2002 and $3,825 in 2001)	2,297	3,737
Securities available-for-sale, at estimated market value	18,112	11,287

First National Banker’s Bank stock, at cost	210	—
Federal Home Loan Bank stock, at cost	472	458
Loans, net of allowance for loan losses of $907 in 2002 and $911 in 2001	52,337	41,188
Accrued interest receivable	271	211
Premises and equipment, net	2,205	2,144
Real estate owned-net	35	59
Other assets	385	308

Total assets	$79,568	$61,233

Liabilities and Stockholder’s Equity

Liabilities:
Deposits:
Noninterest-bearing	$4,500	$2,613
Interest-bearing	52,356	43,457
Total deposits	56,856	46,070
Accrued dividends on savings	212	255
Deferred federal income taxes	505	497
Federal Home Loan Bank advances	4,000	3,000
Other liabilities	347	114
Total liabilities	61,920	49,936

Stockholder’s equity:
Preferred stock-$.01 par value; authorized 4,000,000 shares; none issued-no rights/preferences set by board	—	—
Common stock-$.01 par value; authorized 4,000,000 shares; issued 1,454,750 shares	15	—
Additional paid-in capital	16,600	—
ESOP loan (50,291 shares unreleased)	(503)	—
Retained earnings	824	10,587
Accumulated other comprehensive income	712	710
Total stockholder’s equity	17,648	11,297

Total liabilities and stockholder’s equity	$79,568	$61,233

Minden Bancorp, Inc.

CONSOLIDATED STATEMENTS OF INCOME

	2002	2001
	(in thousands, except share data)
Interest and dividend income:
Loans, including fees	$3,698	$2,966
Investments-taxable:
Securities	181	297
Mortgage-backed securities	564	477
Dividends-FHLMC/FHLB	28	32
Other (federal funds/interest-bearing demand)	37	54
Total interest and dividend income	4,508	3,826

Interest expense:
Interest-bearing demand deposits	53	32
Savings	180	147
Certificates of deposit	1,400	1,692
Interest on borrowed funds	98	66
Total interest expense	1,731	1,937

Net interest income	2,777	1,889
Provision for loan losses-Note 3	—	—

Net interest income after provision for loan losses	2,777	1,889

Other operating income:
Customer service fees	164	143
Rent income	1	—
Gain on sale of assets	1	10
Other income	7	4
Total other operating income	173	157

Other operating expenses:
Salaries and benefits	979	759
Office occupancy expense	198	233
Professional fees and supervisory examinations	138	85
SAIF insurance premium	8	7
Other general and administrative expenses	388	280
Total other operating expenses	1,711	1,364

Income before income taxes	1,239	682

Income tax expense	415	227

Net income	824	455

Earnings per share	$.59	N/A

The accompanying notes are an integral part of the consolidated financial statements.

Minden Bancorp, Inc.

CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	(in thousands)

Balance December 31, 2000	$—	$—	$10,132	$735	$10,867

Comprehensive income:
Net income	—	—	455	—	455
Change in net unrealized (loss) on securities available for sale, net of reclassification adjustment and tax effect of $12	—	—	—	(25)	(25)
Total comprehensive income					430

Balance December 31, 2001	—	—	10,587	710	11,297

Initial sale of 654,638 shares common stock net of issuance cost of $519 in public offering	7	6,021	—	—	6,028

Net income	—	—	824	—	824

Initial capital contribution and issuance of 800,112 shares to Minden Mutual	8	92	(100)	—	—

Transfer from retained earnings at acquisition	—	10,487	(10,487)	—	—

Change in net unrealized gain (loss) on securities available for sale, net of tax effect of $1			2	2	2
Total comprehensive income			826

Balance December 31, 2002	$15	$16,600	$824	$712	$18,151

The accompanying notes are an integral part of the consolidated financial statements.

Minden Bancorp, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2002	2001
	(in thousands)
Cash flows from operating activities:
Net income	$824	$455
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	91	137
Deferred income taxes	1	(6)
Stock dividends	(134)	(90)
Net amortization of securities	(115)	159
(Gain) on sale of assets	(1)	(10)
(Increase) in prepaid expenses and accrued income	(116)	(38)
Increase in dividends payable and other liabilities	197	9
Net cash provided by operating activities	747	616

Cash flows from investing activities:
Activity in available for sale securities:
Maturities, prepayments and calls	3,015	1,668
Purchases	(9,718)	(8,877)
Activity in held to maturity securities:
Maturities, prepayments and calls	1,436	10,714
Purchases	—	(1,300)
Purchase of First National Banker’s Bank stock	(210)	—
Net (increase) in loans	(11,149)	(11,794)
Proceeds from sale of real estate owned	151	50
Purchases of premises and equipment	(152)	(65)
Other	(7)	—
Net cash (used) by investing activities	(16,634)	(9,604)

Cash flows from financing activities:
Net increase in deposits	10,786	10,125
Net increase (decrease) in advances from FHLB	1,000	(400)
Proceeds from sale of common stock	5,504	—
Net cash provided by financing activities	17,290	9,725

Net increase in cash and cash equivalents	1,403	737

Cash and cash equivalents at January 1	1,841	1,104

Cash and cash equivalents at December 31	$3,244	$1,841

Supplemental disclosures:
Interest paid on deposits and borrowed funds	$1,774	$1,906
Income taxes paid	238	182

Noncash investing and financing activities:
Sales of real estate owned financed by the Association	54	—

Transfer of loans to real estate owned	122	107

Increase in unrealized gain on securities available for sale	$2	$36

The accompanying notes are an integral part of the consolidated financial statements.

Minden Bancorp, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                                      Summary of Significant Accounting Policies

Minden Building and Loan Association is a Louisiana charted building and loan association.  The Association accepts customer demand, savings, and time deposits and provides residential fixed-rate mortgages, consumer and business loans to consumers.  The Association is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.  Minden Bancorp, Inc.’s only significant asset and business activity is its investment in the Association.  All intercompany transactions have been eliminated in consolidation of Minden Bancorp, Inc. and Minden Building and Loan Association.

On December 11, 2001, the Board of Directors of Minden Building and Loan Association, a Louisiana chartered building and loan association (the “Association”), adopted a plan of reorganization pursuant to which the Association would convert to stock form and became a wholly-owned subsidiary of Minden Bancorp, Inc. (the “Company”).  In connection with the reorganization, the Company became a majority owned (55%) subsidiary of Minden Mutual Holding Company.  The reorganization was consummated on July 2, 2002.

The financial information at December 31, 2001 is that of Minden Building and Loan Association as they represent the consolidated comparative data, since Minden Bancorp, Inc. was not in existence prior to 2002.  In accordance with FASB No. 141 (paragraph 11 and D11-D18) the 2002 results of operations, equity and cash flows are presented for the entire year of 2002 even though the transaction, as noted above, occurred July 2002.

Use of Estimates.  In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate, deferred tax assets and trading activities.

Significant Group Concentrations of Credit Risk.  Most of the Association’s activities are with customers located within Webster Parish, Louisiana.  Note 2 to the financial statements summarizes the types of investment securities in which the Association makes investments, and Note 3 summarizes the types of loans included in the Association’s loan portfolio.  The Association does not have any significant concentrations to any one industry or customer.

Cash and Cash Equivalents.  For purposes of the statements of cash flows, cash and cash equivalents include cash and balances due from banks, federal funds sold and interest-bearing deposits at other banks, all of which mature within ninety days.

Interest-Bearing Deposits in Banks.  Interest-bearing deposits in banks mature within one year and are carried at cost.

Securities.  Securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost.  Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Mortgage-Backed Securities.  Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities.  Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts.  Premiums and discounts are amortized using the interest method over the remaining period to contractual maturity.  Management intends and has the ability to hold such securities to maturity.  Cost of securities called is determined using the specific identification method.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities.  Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.  Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans.  The Association grants mortgage, business and consumer loans to customers.  A substantial portion of the loan portfolio is represented by mortgage loans throughout Webster Parish, Louisiana and the surrounding parishes.  The ability of the Association’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees for costs on originated loans.  Interest income is accrued on the unpaid principal balance.  Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage, commercial real estate and commercial business, and consumer loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection.  In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income.  The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual.  Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses.  The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information become available.

A loan is considered impaired when, based on current information and events, it is probable that the Association will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan by loan basis for business and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.  Accordingly, the Association does not separately identify individual consumer and residential loans for impairment disclosures.

Credit Related Financial Instruments.  In the ordinary course of business, the Association has entered into commitments to extend credit, including commitments under commercial letters of credit and standby letters of credit.  Such financial instruments are recorded when they are funded.

Foreclosed Assets.  Assets acquired through, or deeded in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, less estimated cost to sell or cost.  Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell.  Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Premises and Equipment.  Premises and equipment are stated at cost less accumulated depreciation.  The Association records depreciation on property and equipment using accelerated and straight-line methods with lives ranging from 5 to 15 years on furniture, fixtures, and equipment and to 40 years on the building.

Income Taxes.  Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method.  Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and give current recognition to changes in tax rates and laws.

Advertising Costs.  Advertising costs are expensed as incurred.  Such costs (in thousands) amounted to approximately $64 and $60 for 2002 and 2001, respectively, and are included in other operating expense.

Reclassifications.  Certain amounts previously reported in the Association’s financial statements have been reclassified to conform to current classifications, with no effect on previously reported net income or equity.

Earnings per share (ESP).  EPS is calculated based upon 1,402,552 average weighted shares (outstanding stock less ESOP shares not released).

Comprehensive Income.  Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

During 2002, the FASB issued the following statements:  No. 145, Recession of FASB Statements No. 4, 44 and 64, Amendment of FASB NO. 13, Technical Corrections; No. 146, Accounting for Costs Associated with Exit or Disposal Activities; No 147, Acquisitions of Certain Financial Institutions; No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure.  Also, the FASB issued interpretations No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others and No. 46, Consolidation of Variable Interest Entities.

These statements are not expected to have a material impact on the Association’s financial statements.

2.                                      Investment Securities

Securities held-to-maturity consist of the following (in thousands):

	2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

Obligations of U.S. Government Agencies	$300	$6	$—	$306
GNMA	171	3	—	174
FNMA	1629	90	1	1,718
FHLMC	197	3	—	200
	$2,297	$102	$1	$2,398

	2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

Obligations of U.S. Government Agencies	$800	$6	$—	$806
GNMA	259	5	—	264
FNMA	2,231	73	—	2,304
FHLMC	447	4	—	451
	$3,737	$88	$—	$3,825

Securities available-for-sale consist of the following (in thousands:

	2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

Shay Asset Fund-ARM	$4,255	$1	$—	$4,256
FHLMC Voting Stock	16	923	—	939
Agencies	996	44	—	1,040
FNMA ARM Pools	8,384	74	5	8,453
FHLMC ARM Pools	1,254	42	5	1,291
GNMA ARM Pools	2,127	7	1	2,133
	$17,032	$1,091	$11	$18,112

	2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value

Shay Asset Fund-ARM	$3,634	$—	$3	$3,631
FHLMC Voting Stock	16	1,024	—	1,040
FNMA ARM Pools	2,553	36	—	2,589
FHLMC ARM Pools	942	28	5	965
GNMA ARM Pools	3,065	5	8	3,062
	$10,210	$1,093	$16	$11,287

The amortized cost and estimated market value (in thousands) of investment securities at December 31, 2002, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value

One year or less	$4,255	$4,256	$—	$—
After 1 year thru 5 years	996	1040	300	306
After 5 years thru 10 years	—	—	—	—
After 10 years	11,781	12,816	—	—
Mortgage-backed securities	—	—	1,997	2,091
	$17,032	$18,112	$2,297	$2,397

At December 31, 2002, investment securities (in thousands) with a financial statement carrying amount of $506,351 were pledged to secure public deposits.  No gain or loss was recognized on investments in 2002 or 2001.  Maturities and calls are detailed on the statement of cash flows.

3.                                      Loans and Allowance for Loan Losses

The composition of the Association’s loan portfolio at December 31, 2002 and 2001, is as follows:

	2002	2001
First mortgage conventional loans:
Secured by one-to-four-family residences	$36,959	$34,434
Commercial real estate	5,786	3,251
Commercial, other than real estate	5,917	807
Consumer loans (including overdrafts of $6 and $14)	2,317	1,847
Consumer loans secured by deposits	919	1,081
Construction loans	2,245	1,111
Total	54,143	42,531
Less-allowance for loan losses	(907)	(911)
unfunded construction loan commitments	(899)	(432)
Loans, net	$52,337	$41,188

Changes in the allowance for loan losses are summarized as follows:

	2002	2001

Balance, January 1	$911	$911
Provision for loan losses	—	—
Loans charged off-net of recoveries	(4)	—
Balance, December 31	$907	$911

The Association charges a flat rate for the origination or assumption of a loan.  These fees are designed to offset direct loan origination costs and the net amount, if material, is deferred and amortized, as required by SFAS 91.

The Association’s lending activity is concentrated within Webster Parish, Louisiana.  The majority of loans extended in this lending area are for one-to-four-family dwelling units; however, the Association is expanding its lending activities to commercial real estate, commercial business and consumer loans.  See above for detail.  The Association requires collateral sufficient in value to cover the principal amount of the loan.  Such collateral is evidenced by mortgages on property held and readily accessible to the Association.

4.                                      Accrued Interest Receivable

Accrued interest receivable at December 31, consists of the following (in thousands):

	2002	2001

Loans	$191	$142
Mortgage-backed securities	62	55
Investment securities and other	18	14
Total accrued interest receivable	$271	$211

5.                                      Premises and Equipment

Premises and equipment are summarized as follows (in thousands):

	2002	2001

Land and buildings	$2,271	$2,140
Furniture, fixtures and equipment	387	365
Total	2,658	2,505
Less-accumulated depreciation	(453)	(361)
Net premises and equipment	$2,205	$2,144

6.                                      Deposits

Deposits as of December 31 are summarized as follows (in thousands):

	2002	2001

Demand deposit accounts (including official checks of $1,357 in 2002 and $347 in 2001)	$8,233	$4,560
Passbook savings	8,969	6,367

Certificates of deposit:
2.00% – 2.99%	12,535	2,908
3.00% – 3.99%	20,480	5,636
4.00% – 4.99%	2,499	11,459
5.00% – 5.99%	2,931	10,312
6.00% – 6.99%	1,209	4,721
7.00% – 7.99%	—	107
Total certificates of deposit	39,654	35,143
Total deposits	$56,856	$46,070

Scheduled maturities of certificates of deposit at December 31, 2002 are as follows (in thousands):

	2003	2004	2005	Total

2.00% – 2.99%	$12,162	$373	$—	$12,535
3.00% – 3.99%	17,542	2,882	56	20,480
4.00% – 4.99%	2,241	258	—	2,499
5.00% – 5.99%	2,931	—	—	2,931
6.00% – 6.99%	1,209	—	—	1,209
	$36,085	$3,513	$56	$39,654

Included (in thousands) in deposits at December 31, 2002 and 2001 are $8,203 and $6,219, respectively, of certificates of deposit in denominations of $100 (in thousands) or more.

7.                                      Federal Income Taxes

Federal income tax expense applicable to net income for the years ended December 31, 2002 and 2001 was as follows (in thousands):

	2002	2001

Current	$408	$221
Deferred	7	6
	$415	$227

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% in 2002 and 2001 to income before taxes as a result of the following:

	2002	2001

Expected income tax expense	34%	34%
Nontaxable income-FHLB stock dividend	(.5)	(1)
Difference between financial and tax additions to allowance for loan losses	—	—
Nondeductible expenses and other	.3%	.3%
Effective tax rates	33.8%	33.3%

The components of net deferred tax liability are as follows:

Deferred tax liabilities:
Net unrealized gain on available for sale securities	$367	$366
Federal Home Loan Bank stock	105	105
Depreciation	33	26
Deferred tax liability	$505	$497

In computing federal taxes on income under provisions of the Internal Revenue Code in years past, earnings appropriated by savings and loan associations to general reserves were deductible in arriving at taxable income if certain conditions were met. Retained earnings appropriated to federal insurance reserve at December 31, 2002 and 2001 (in thousands), includes appropriations of net income of prior years of $1,296, for which no provision for federal income taxes has been made.  If this portion of the reserve is used for any purpose other than to absorb losses, a tax liability will be imposed upon the Association at the then current federal income tax rate.

8.                                      Federal Home Loan Bank Advances

Federal Home Loan Bank advances represent short-term fixed-rate borrowings from the Federal Home Loan Bank of Dallas.  The Association has borrowed advances for periods from overnight to four and one-half months.  Interest rates paid on the advances vary by term and are set by the Federal Home Loan Bank.  Total advances outstanding at December 31, 2002 and 2001 (in thousands) amount to $4,000 and $3,000, respectively.  The advances bear interest at rates from 1.809% to 3.003% as of December 31, 2002 and 1.925% to 2.38% as of December 31, 2001.

9.                                      Pension/ESOP Plan

In 2001, the Association adopted a 401(k) retirement plan and discontinued its “SEP” plan, covering all employees based upon a year of service.  The plan provides for a 2% employer contribution (based upon compensation) with a match of the employees contribution up to 6% based upon Board approval.  Plan contributions (in thousands) for 2002 and 2001 were $31 and $39, respectively.

The Company established an ESOP plan and loaned (in thousands) the ESOP $524 to purchase 52,371 shares of common stock.  The Company has received payments (in thousands) of $33 of which $12 thousand was interest.  The remaining balance due (in thousands) of $503 is payable over ten years at (in thousands) $66 per year including interest.  As required by accounting standards, the unreleased shares are not included in the calculation of EPS and the loan receivable is shown as a reduction in stockholders’ equity.

The Association adopted an employee stock ownership plan (ESOP) in July 2002 through its parent company, Minden Bancorp,  Inc. (MBC).  The Association made a contribution (in thousands) of $33 in 2002 and is included in salaries and benefits on the income statement.  The ESOP owns 52,371 shares (3.6%) of the outstanding shares of MBC.  The ESOP borrowed the funds from MBC to purchase those shares.  As the note is paid, the shares will be released and allocated to the participants of the plan.  As of December 31, 2002, none of those shares had been released.  It is anticipated that the Association will make contributions to the ESOP in amounts sufficient for the ESOP to make the required note payments to MBC.  The quarterly payments (in thousands) are $16.5 and annual are $66 (in thousands).  The ESOP note (in thousands) of $524 is payable over ten years.

10.                               Retained Earnings and Regulatory Capital

The Association is subject to various regulatory capital requirements administered by federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Association’s financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Association’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2002, that the Association meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the Office of Thrift Supervision categorized the Association as well capitalized under the regulatory framework for prompt corrective action.  To be categorized as adequately capitalized the Association must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table.  The Association’s actual capital amounts and ratios are also presented in the table.  There are no conditions or events since that notification that management believes have changed the institution’s category.

	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002
Total Capital (to Risk Weighted Assets)	17,740	42.81%	>3,315	>8.0%	>4,144	>10.0%
Core (Tier I) Capital (to Risk Weighted Assets)	16,802	40.54%	>1,658	>4.0%	>2,487	>6.0%
Core (Tier I) Capital (to Total Assets)	16,802	21.42%	>2,354	>3.0%	>3,923	>5.0%
Tangible Capital (to Total Assets)	16,802	21.42%	>1,177	>1.5%	N/A	N/A

11.                               Related Party Transactions

At December 31, 2002 and 2001, certain officers, directors, or companies in which they have 10% or more beneficial ownership were indebted to the Association in the approximate aggregate amounts (in thousands) of $1,851 and $784, respectively.  During the year ended December 31, 2002, total principal additions (in thousands) were $1,179 and total principal payments were $583.  Such parties held deposits in the Association in the approximate amount (in thousands) of $1,093 and $1,407 at December 31, 2002 and 2001, respectively.

12.                               Commitments and Contingencies

In the ordinary course of business, the Association has outstanding commitments on which management does not anticipate losses.  They include, among other things, commitments to extend credit and letters of credit undertaken in the normal course of business.  As of December 31, 2002 and 2001 (in thousands), the Association had $7,588 and $3,722, respectively of loan commitments and lines of credit outstanding, including loans in process.

When entered into, these commitments represent off-balance sheet risk to the Association, with the contractual notional amount representing the Association’s exposure to credit loss in the event of nonperformance by the other party to the instruments.  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  They generally have fixed expiration dates and require payment of a fee.  Since many commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements.  The Association evaluates each customer’s creditworthiness on a case-by-case basis, and obtains an amount of collateral it deems sufficient.

13.                               Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation.  Fair value is best determined based upon quoted market prices.  However, in many instances, there are no quoted market prices for the Association’s various financial instruments.  In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.  Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.  SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.  Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Association.

The following methods and assumptions were used by the Association in estimating fair value disclosures for financial instruments:

Cash and cash equivalents:  The carrying amounts of cash and short-term instruments approximate fair values.

Interest-bearing deposits in banks:  The carrying amounts of interest-bearing deposits maturing within ninety days approximate their fair values.

Securities:  Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices.  The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Loans receivable:  For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.  Fair values for certain mortgage loans (e.g., one-to-four family residential), and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics.  Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.  Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit liabilities:  The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts).  The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date.  Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings:  The carrying amounts of Federal Home Loan Bank advances maturing within ninety days approximate their fair values.

Accrued interest:  The carrying amounts of accrued interest approximate fair value.

Off-balance-sheet instruments:  Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.  Fair values for off-balance sheet commitments to extend credit approximate their carrying value.

The estimated fair values, and related carrying or notional amounts, of the Association’s financial instruments are as follows:

	December 31,
	2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Financial assets:
Cash and cash equivalents	$3,244	$3,244	$1,841	$1,841
Securities available for sale	17,058	17,058	11,287	11,287
Securities held to maturity	3,293	3,437	3,737	3,825
Federal Home Loan Bank stock	472	472	458	458
Loans, net	52,337	54,258	41,188	42,702
Accrued interest receivable	271	271	211	211

Financial liabilities:
Deposits	56,856	56,195	46,070	45,536
Accrued interest payable	212	212	255	255
Federal Home Loan Bank advances	4,000	4,000	3,000	3,000

Off-balance sheet credit related to financial instruments:
Commitments to extend credit	$7,588	$7,588	$3,722	$3,722

Off-balance sheet derivative financial instruments:  N/A

14.                               Segment Reporting

The Association, due to its size (both assets and employees), has only one reportable segment.  The Association reports its lending activities (mortgages, consumer and commercial) as one segment.  It does not operate as multiple segments nor does it manage or report as other than one segment.

The Association does not have a single external customer from which it derives 10% or more of its revenue.  Refer to Note 3 for the one geographical area it operates in.

15.                               Other Assets

Other assets consist of the following (in thousands:

	2002	2001

Cash value of life insurance	$230	$228
Prepaid expenses and other	155	80
	$385	$308

16.                               Restatement

Subsequent to the issuance of the Association’s financial statements for 2001, management became aware that a $35 (in thousands) write-down of real estate owned was incorrectly charged to the allowance for loan losses in 2000.

The affect (in thousands) for December 31, 2001 was to decrease net loans and total assets by $35.  Other liabilities were decreased by $12 and retained earnings by $23.

Minden Bancorp, Inc.

DIRECTORS AND EXECUTIVE OFFICERS

Directors

A. David Evans	Russell A. Adams
John B. Benton, Jr.	John P. Collins
A. Loye Jones	F. Dare Lott, Jr.
Michael W. Wise	R. E. Woodard, III

Executive Officers

A. David Evans President and Chief Executive Officer	Becky T.Harrell Chief Financial Officer and Treasurer

Michael P. Burton Senior Vice President and Secretary

BANKING LOCATIONS AND STOCKHOLDER INFORMATION

Minden Bancorp, Inc. is a federally chartered thrift holding company conducting business through its wholly owned subsidiary, Minden Building and Loan Association.  Minden Building and Loan Association is a Louisiana-chartered, SAIF-insured stock building and loan association operating through its office in Minden, Louisiana.

Main Office

415 Main Street

Minden, Louisiana 71055

Annual Meeting

The Annual Meeting of Stockholders of Minden Bancorp, Inc. will be held on May 15, 2003, at 11:00 a.m., Central Time, at the Minden Community House located at Bridwell at Park Highway, Minden Louisiana.

Transfer Agent/Registrar

Registrar and Transfer Company

10 Commerce Drive

Cranford, New Jersey 07016

(908) 272-8511

Stockholder Requests

Requests for annual reports, quarterly reports and related stockholder literature should be directed to Becky T. Harrell, Chief Financial Officer and Treasurer, Minden Bancorp, Inc., 415 Main Street, Minden, Louisiana 71055.

Stockholders needing assistance with stock records, transfers or lost certificates, please contact Minden Bancorp’s transfer agent, Registrar and Transfer Company.