Form 10KSB, Exhibit 13
period 2003-12-31
MINDEN BANCORP INC
filed 2004-03-30
CIK 1169352

EXHIBIT 13

                              MINDEN BANCORP, INC.

                               2003 ANNUAL REPORT

                                 TO STOCKHOLDERS

                                TABLE OF CONTENTS

================================================================================

                                                                                             Page
President's Letter to Stockholders ......................................................      1

Business of Minden Bancorp, Inc. ........................................................      2

Market Price of Minden Bancorp Common Shares and Related Stock Matters ..................      3

Selected Consolidated Financial and Other Data ..........................................      4

Management's Discussion and Analysis of Financial Condition and Results of Operations ...      6

Report of Independent Certified Public Accountants ......................................     19

Consolidated Statements of Balance Sheets ...............................................     20

Consolidated Statements of Income .......................................................     22

Consolidated Statements of Equity .......................................................     23

Consolidated Statements of Cash Flows ...................................................     24

Notes to Consolidated Financial Statements ..............................................     26

Directors and Executive Officers ........................................................     40

Banking Locations and Stockholder Information ...........................................     41

                       PRESIDENT'S LETTER TO STOCKHOLDERS
================================================================================

      On behalf of your board of directors, senior management and all of the Minden Bancorp, Inc. employees, it is our pleasure to deliver our second annual report, which details the performance of your company in 2003.

      Founded in 1910, Minden has a proud tradition of providing financial services to the residents of the city of Minden and neighboring communities in northwestern Louisiana. During 2002, we greatly enhanced our ability to provide those services by completing a mutual holding company reorganization and the sale of stock in a public offering to our account holders and members of the general public. The stock sale generated approximately $5.4 in net proceeds. The new form of organization positions the Minden organization for future expansion through acquisition and diversification of our business. The capital raised in the stock offering provided funds for the immediate needs of Minden's operations.

      Our entry into the world of publicly traded thrifts came at a time when corporate governance was a focal point of Congressional review and public debate. We believe that the resulting reforms in accounting rules, financial disclosure and fiduciary responsibility will restore confidence in public companies.

      The mutual holding company reorganization and stock offering were part of Minden's overall efforts to diversify its operations and to enhance the quality of its products and services as it evolves into a full- service financial institution. That plan of diversity and enhanced quality is evident in Minden's performance for 2003. Net income increased to $1.2 million for fiscal 2003 as compared to $824,000 for fiscal 2002. The combination of Minden's more diversified loan portfolio, increased assets from continued growth and the stock offering proceeds and historically low interest rates resulted in record interest income.

Looking Forward

Our future is bright and is filled with great potential and opportunity. While 2002 was a good year for us, and 2003 even better, we our excited about the prospects for 2004 and beyond. Our challenge for the years ahead is to build upon the momentum we have already created and further position ourselves to strategically leverage Minden's strengths, seize new opportunities for increased profitability and build upon our growing franchise value.

Thank you for your continued confidence and support.


/s/ A. David Evans
A. David Evans
President and
Chief Executive Officer

                        BUSINESS OF MINDEN BANCORP, INC.
================================================================================

      Minden Bancorp, Inc., a federal corporation ("Minden Bancorp" or the "Company), is a unitary savings and loan holding company which owns all of the outstanding common shares of Minden Building and Loan Association ("Minden" or the "Association"), a Louisiana-chartered building and loan association.

      Founded in 1910, Minden is a community and customer oriented stock savings association that conducts business out of its main office located in Minden, Louisiana. The Association's business consists principally of attracting deposits from the general public and using those funds to originate loans secured by one-to-four-family residential loans, commercial real estate loans, commercial business loans and consumer loans. Minden's profitability depends primarily on its net interest income, which is the difference between the income it receives on loans and other assets and its cost of funds, which consists of the interest paid on deposits and borrowings. At December 31, 2003, the Company had total assets of $100.7 million, liabilities of $82.6 million, including deposits of $68.1 million, and total stockholders' equity of $18.2 million.

      In December 2001, the Board of Directors of Minden adopted a Plan of Reorganization pursuant to which the Association converted to stock form and became a wholly owned subsidiary of the Company. In connection with the reorganization, the Company became a majority owned (55%) subsidiary of Minden Mutual Holding Company. The reorganization was consummated on July 2, 2002. The activities of the Company to date have been limited primarily to holding the stock of Minden.

      The Company is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"). As a Louisiana-chartered institution, Minden is subject to the regulation, supervision and examination of the Louisiana Office of Financial Institutions as well as to the jurisdiction of the OTS as its primary federal regulator and the Federal Deposit Insurance Corporation ("FDIC), which administers the Savings Association Insurance Fund. The FDIC insures deposits in Minden up to applicable limits.

                         MARKET PRICE OF MINDEN BANCORP
                  COMMON SHARES AND RELATED STOCKHOLDER MATTERS
================================================================================

      Minden Bancorp's common shares have been listed on the Over-the-Counter Electronic Bulletin Board since July 2, 2002, under the symbol "MDBC." Presented below are the high and low quarterly trading prices for Minden Bancorp's common shares for the period from July 2, 2002 to December 31, 2003. Such prices do not include retail financial markups, markdowns or commissions. Information relating to prices has been obtained from CSI.

                         2003                           High          Low
      ------------------------------------------       ------       ------

      Quarter ended:

         March 31, 2003                                $16.00       $16.00

         June 30, 2003                                 $16.30       $16.30

         September 30, 2003                            $17.40       $17.40

         December 31, 2003                             $18.00       $18.00

                         2002                           High          Low
      ------------------------------------------       ------       ------

      Quarter ended:

          September 30, 2002                           $12.00       $11.30

          December 31, 2002                            $13.00       $11.30

      As of February 27, 2004, Minden Bancorp had 1,454,750 common shares outstanding held of record by approximately 234 stockholders. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others. The Company paid dividends of $0.05 per share as of record dates April 30, 2003, July 21, 2003, and October 27, 2003 for a total of $0.15 per share for the year ended December 31, 2003. No dividends were paid in 2002.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
================================================================================

      Selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the Consolidated Financial Statements and related Notes, appearing elsewhere herein.

                                                         At December 31,
                                                      --------------------
                                                        2003        2002
                                                      --------    --------
                                                      (Dollars in Thousands)

      Selected Balance Sheet and Other Data:

      Total assets ...............................    $100,744    $ 79,568
      Cash and cash equivalents(1) ...............       2,332       3,244
      Investment securities available for sale ...      34,791      18,112
      Investment securities held to maturity .....          --         300
      Mortgage-backed securities held to
         maturity ................................       1,328       1,997
      Loans receivable, net ......................      58,097      52,337
      Total deposits .............................      68,121      56,856
      Borrowings .................................      13,500       4,000
      Total equity ...............................      18,171      17,648
      Number of full service offices .............           1           1

                                                     Year Ended December 31,
                                                     -----------------------
                                                        2003        2002
                                                      --------    --------
                                                         (In Thousands)

      Selected Operating Data:

      Total interest income ......................    $  5,035    $  4,508
      Total interest expense .....................       1,551       1,731
                                                      --------    --------
      Net interest income ........................       3,484       2,777
      Provision for loan losses ..................          --          --
                                                      --------    --------
      Net interest income after
         provision for loan losses ...............       3,484       2,777
      Total other operating income ...............         388         173
      Total other operating expense ..............       2,107       1,711
      Income before income tax ...................       1,765       1,239
      Income tax expense .........................         590         415
                                                      --------    --------
      Net income .................................    $  1,175    $    824
                                                      ========    ========

                                                   (Footnotes on following page)

                                                                          At or for the Year Ended
                                                                                 December 31,
                                                                          ------------------------
                                                                              2003         2002
                                                                            -------      -------
      Selected Operating Ratios(2):

      Performance Ratios:
      Return on average assets ........................................        1.31%        1.15%
      Return on average equity ........................................        6.65         5.69
      Equity to assets at end of period ...............................       18.04        22.18
      Interest rate spread(3) .........................................        3.76         3.40
      Net interest margin(3) ..........................................        4.12         4.14
      Average interest-earning assets to
         average interest-bearing liabilities .........................      119.69       128.12
      Net interest income after provision for loan losses to total
         other expenses ...............................................      165.35       162.30
      Total other expenses to average total assets ....................        2.36         2.41
      Asset Quality Ratios:
      Non-performing loans to total
         loans at end of period(4) ....................................         .57%        1.03%
      Non-performing assets to
         total assets at end of period(4) .............................         .34         0.74
      Allowance for loan losses to total
         loans at end of period .......................................        1.50         1.70
      Allowance for loan losses to total non-performing loans at
         end of period(4) .............................................      261.11       162.84
      Capital Ratios:(5)
      Tangible capital ratio ..........................................       17.47%       21.41%
      Core capital ratio ..............................................       17.47        21.42
      Total capital ratio .............................................       37.43        42.81

----------
(1)   Consists of cash and short-term interest-bearing deposits.

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

(5)   Percentages relate to Minden Building and Loan Association only.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

General

      The Company's profitability depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, investment securities and interest-earning deposits in other institutions, and interest expense on interest-bearing deposits and borrowings from the Federal Home Loan Bank of Dallas. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. The Company's profitability also depends, to a lesser extent, on noninterest income, provision for loan losses, noninterest expenses and federal income taxes. The Company had net income of $1.2 million in 2003 and $824,000 in 2002.

      The Company's primary asset is Minden Building and Loan Association. Historically, Minden Building and Loan's business has consisted primarily of originating single-family real estate loans secured by property in its market area. Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction, commercial business and consumer loans. Minden Building and Loan's loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook accounts. The combination of these factors has resulted in low interest rate spreads and returns on equity. Although in recent years Minden Building and Loan has significantly increased the amount of commercial real estate, consumer and commercial business loans originated, Minden Building and Loan presently anticipates that its business will continue to primarily consist of originating single-family real estate loans funded by deposits.

      The Company's operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond its control.

Forward-Looking Statements Are Subject to Change

      We make certain statements in this document as to what we expect may happen in the future. These statements usually contain the words "believe," "estimate," "project," "expect," "anticipate," "intend" or similar expressions. Because these statements look to the future, they are based on our current expectations and beliefs. Actual results or events may differ materially from those reflected in the forward-looking statements. You should be aware that our current expectations and beliefs as to future events are subject to change at any time, and we can give you no assurances that the future events will actually occur.

Exposure to Changes in Interest Rates

      Minden Building and Loan's ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates it pays on deposits and borrowings. Minden Building and Loan's interest-earning assets consist primarily of long-term residential mortgage loans which have fixed rates of interest. Consequently, Minden Building and Loan's ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise. In addition, Minden Building and Loan may be particularly susceptible to the risk of rising interest rates since long-term, fixed-rate mortgage loans continue to make up the dominant portion of its interest-earning assets.

      Quantitative Analysis. The Office of Thrift Supervision provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity. Management reviews the quarterly reports from the Office of Thrift Supervision which show the impact of changing interest rates on net portfolio value ("NPV"). NPV is defined as the net present value of the expected future cash flows of an entity's assets and liabilities and, therefore, theoretically represents the market value of Minden Building and Loan's net worth. Increases in the value of assets will increase the NPV whereas decreases in value of assets will decrease the NPV. Conversely, increases in the value of liabilities will decrease NPV whereas decreases in the value of liabilities will increase the NPV. The changes in value of assets and liabilities due to changes in interest rates reflect the interest rate sensitivity of those assets and liabilities as their values are derived from the characteristics of the asset or liability (i.e. fixed rate, adjustable rate, caps, floors) relative to the interest rate environment. For example, in a rising interest rate environment, the fair value of a fixed-rate asset will decline whereas the fair value of an adjustable-rate asset, depending on its repricing characteristics, may not decline. In a declining interest rate environment, the converse may be true.

      The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The model assumes estimated loan prepayment rates and reinvestment rates similar to Minden Building and Loan's historical experience. The following sets forth Minden Building and Loan's NPV as of December 31, 2003.

                                Net Portfolio Value
    ----------------------------------------------------------------------------

                                     Estimated
                                   Net Portfolio
       Change in      Estimated      Value as a                     Change as a
    Interest Rates  Net Portfolio    Percentage        Amount        Percentage
    (basis points)      Value        of Assets        of Change      of Assets
    --------------  -------------  -------------      ---------     -----------

                               (Dollars in Thousands)

          300          $16,448         16.68%         $(5,778)         (26)%
          200           18,740         18.55           (3,486)         (16)
          100           20,736         20.10           (1,489)          (7)
           --           22,225         21.20               --           --
         (100)          23,148         21.84              923            4

      As of December 31, 2003, Minden Building and Loan's NPV was $22.2 million, or 21.2% of the market value of assets. Following a 200 basis point assumed increase in interest rates, Minden Building and Loan's "post shock" NPV was estimated to be $16.4 million, or 16.7% of the market value of assets reflecting an decrease of 26% in the NPV ratio.

      Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV table presented assumes that the composition of Minden Building and Loan's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV table provides an indication of the Minden Building and Loan's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on Minden Building and Loan's net interest income and will differ from actual results.

      Qualitative Analysis. Our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates. Minden Building and Loan's fixed-rate loans generally are profitable if interest rates are stable or declining since these loans have yields that exceed its cost of funds. If interest rates increase, however, Minden Building and Loan would have to pay more on its deposits and new borrowings, which would adversely affect its interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, Minden Building and Loan has underwritten its mortgage loans to allow for their sale in the secondary market, implemented a strategy to diversify its loan portfolio by originating more commercial real estate, commercial business, consumer and construction loans, invested in securities with short terms or adjustable rates and increased the amount of deposits in transaction accounts.

      For the year ending December 31, 2003, Minden Building and Loan originated $4.7 million in commercial real estate loans compared to $3.6 million for the year ending December 31, 2002. Originations of consumer loans increased to $4.1 million in fiscal year 2003 from $3.7 million in fiscal year 2002. Originations of commercial business loans increased to $9.5 million for the year ending December 31, 2003 compared to $9.2 million for the year ending December 31, 2002. Originations of construction loans increased to $2.9 million for the year ending December 31, 2003 from $2.6 million for the year ending December 31, 2002. Minden Building and Loan's commercial real estate, consumer, commercial business and construction loans typically have shorter terms and higher interest rates than its single family residential mortgage loans.

      Minden Building and Loan's adjustable-rate securities at December 31, 2003 consisted of $28.5 million of mortgage-backed securities and $6.3 million invested in a mutual fund that invests in adjustable-rate mortgage-backed securities compared to $12.4 million of mortgage-backed securities and $4.3 million invested in the mutual fund at December 31, 2002.

      Deposits in transaction accounts were $21.2 million, or 31.12% of total deposits at December 31, 2003, compared to $17.2 million, or 30.3%, at December 31, 2002. Minden Building and Loan's transaction accounts generally have lower interest rates than its certificates of deposit and are considered a more stable source of funds than certificates of deposit.

Changes in Financial Condition

      Assets. The Company's total assets increased by $21.2 million, or 26.6%, to $100.7 million at December 31, 2003 from $79.6 million at December 31, 2002. The increase was primarily due to a $5.8 million, or 11.0%, increase in the net loan portfolio due primarily to a $3.2 million, or 55.0%, increase in commercial real estate loans and a $2.6 million, or 44.2%, increase in commercial business loans. In addition, the Company's securities available for sale portfolio increased by $16.7 million, or 92.1%, to $34.8 million at December 31, 2003 due to concerns about investing in long- term fixed-rate loans in a historically low interest rate environment.

      Residential loans accounted for 60.7% of Minden Building and Loan's total loan portfolio at December 31, 2003. Minden Building and Loan's one-to-four family residential loans decreased to $36.2 million at December 31, 2003 primarily as management continued to implement the business plan calling for increased loan portfolio diversity. Although single family residential loans are Minden Building and Loan's primary lending product, originations of commercial real estate, commercial business, consumer and construction loans increased significantly in 2003 due to its increased emphasis on these types of loans and the favorable interest rate environment for its lending products. Commercial real estate loans increased to 15.10% of Minden Building and Loan's total loan portfolio at December 31, 2003 from 10.7% at December 31, 2002. Commercial business loans increased to 14.3% of Minden Building and Loan's total loan portfolio at December 31, 2003 from 10.9% at December 31, 2002. Consumer loans increased to 6.3% of its total loan portfolio at December 31, 2003 compared to 6.0% at December 31, 2002. The net loan portfolio amounted to $58.1 million, or 57.7%, of total assets at December 31, 2003, compared to $52.3 million, or 65.8%, of total assets at December 31, 2002. Minden Building and Loan expects continued growth in its loan portfolio in 2004.

      Non-performing assets totaled $342,000 and $592,000 at December 31, 2003 and 2002, respectively, or .41% of its total assets at such dates. Minden Building and Loan's non-performing loans totaled $342,000 and $557,000 at December 31, 2003 and 2002, respectively, or .34% of its total loan portfolio at each of such dates. The $273,000 decrease in non-performing loans was primarily the result of the decrease from $557,000 to $284,000 accruing loans which were delinquent 90 days, most of which were in bankruptcy. The non-performing loans consist of non-accrual loans and accruing loans that are contractually past due 90 days or more. Minden Building and Loan did not own any real estate owned at December 31, 2003 compared to $35,000 at December 31, 2002. Minden Building and Loan's allowance for loan losses amounted to $893,000, or 1.5% of the total loan portfolio and 261.11% of total non-performing loans at December 31, 2003. The allowance for loan losses totaled $907,000, or 1.7% of Minden Building and Loan's total loan portfolio and 162.8% of its total non-performing loans at December 31, 2002.

      Investment securities totaled $36.1 million at December 31, 2003, an increase of $15.7 million, or 77.0%, from the balance at December 31, 2002. The increase was primarily the result of an increase of $15.1 million in Minden Building and Loan's available for sale mortgage-backed securities portfolio. As a result, Minden Building and Loan's available for sale mortgage-backed securities portfolio increased from $11.9 million to $27.0 million during fiscal 2003.

      Cash and cash equivalents, which include interest-earning deposits in other institutions, amounted to $2.3 million, or 2.3% of total assets, at December 31, 2003, compared to $3.2 million, or 4.1% of total assets, at December 31, 2002. The decrease as of December 31, 2003 was primarily due to the investment of such funds in mortgage-backed securities.

      Deposits. Minden Building and Loan's deposits increased by $11.3 million, or 19.8%, to a total of $68.1 million at December 31, 2003. The increase resulted primarily from management's continuing efforts to maintain growth in deposits through marketing and pricing strategies. Consolidation of other financial institutions in Minden Building and Loan's market area also contributed to its increase in deposits. Proceeds from the growth in deposits were generally used to fund new loan originations or to purchase investment securities.

      Equity. The Company's total equity increased by $523,000, or 3.0%, in 2003 and amounted to $18.2 million, or 18.0%, of total assets at December 31, 2003. The increase was due primarily to net income of $1.2 million partially offset by a decrease of $435,000 to fund the purchase of the Company's stock for the 2003 Management Recognition and Retention Plan approved by stockholders in May 2003. As of December 31, 2003, it had purchased 24,950 shares of the 26,186 shares necessary to fully fund the plan. In addition, in September 2003, the Company announced its first stock repurchase program whereby it would repurchase 39,278 shares of its stock. No shares had been repurchased pursuant to this repurchase program as of December 31, 2003.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

      The table on the following page sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) the interest rate spread; and (v) the net interest margin. Information is based on average daily balances during the indicated periods.

                                                                                        Year Ended December 31,
                                                                 -------------------------------------------------------------------

                                                                              2003                              2002
                                                                 ---------------------------------  --------------------------------

                                                  Yield/Cost at
                                                   December 31,  Average                  Average   Average                Average
                                                       2003      Balance    Interest    Yield/Rate  Balance   Interest   Yield/ Rate
                                                  -------------  -------    --------    ----------  -------   --------   -----------
                                                                               (Dollars in Thousands)
Interest-earning assets:
  Loans receivable, net(1) .....................       7.08%     $56,699    $   4,180      7.36%    $47,025   $   3,698       7.86 %
  Investment securities(2) .....................       2.20       26,043          815      3.13      18,644         785       4.20
  Interest-earning deposits ....................       4.67        1,759           40      2.27       1,633          25       1.53
                                                                 -------    ---------               -------   ---------
  Total interest-earning assets ................       5.19       84,501        5,035      5.96      67,042       4,508       6.71
                                                                            ---------   -------               ---------   --------
  Non-interest-earning assets ..................                   4,870                              3,884
                                                                 -------                            -------
    Total assets ...............................                 $89,371                            $71,186
                                                                 =======                            =======

Interest-bearing liabilities:
  Deposits .....................................       2.25      $62,728        1,438      2.29     $48,168   $   1,633       3.39%
  Borrowings ...................................        .83        7,870          113      1.44       4,158          98       2.36
                                                                 -------    ---------               -------   ---------
    Total interest-bearing liabilities .........                  70,598        1,551      2.20      52,326       1,731       3.31
                                                                            ---------   -------               ---------   --------
  Non-interest-bearing liabilities .............                   1,006                              4,059
                                                                 -------                            -------
    Total liabilities ..........................                  71,604                             56,385
  Total equity(3) ..............................                  17,667                             14,541
                                                                 -------                            -------
  Total liabilities and equity .................                 $89,371                            $70,926
                                                                 =======                            =======

  Net interest income; interest rate spread(4) .                            $   3,484      3.76%              $  2,777        3.40%
                                                                            =========      ====               ========        ====
  Net interest margin(5) .......................                                           4.12%                              4.14%
                                                                                           ====                               ====
  Average interest-earning assets to average
    interest-bearing liabilities ...............                  119.69%                            128.12%
                                                                  ======                             ======

----------
(1)   Includes nonaccruing loans.

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

      Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and interest expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by current year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

                                                                           Year Ended December 31,
                                                ----------------------------------------------------------------------------
                                                           2003 vs. 2002                             2002 vs. 2001
                                                -----------------------------------       ----------------------------------

                                                       Increase                                  Increase
                                                      (Decrease)                                (Decrease)
                                                        Due To                                    Due To
                                                ---------------------        Total        ---------------------       Total
                                                                           Increase                                 Increase
                                                  Rate         Volume     (Decrease)        Rate        Volume     (Decrease)
                                                -------       -------     ----------      -------       -------    ----------

                                                                                (In Thousands)
Interest-earning assets:
  Loans receivable, net ..................      $  (278)      $   760       $   482       $  (271)      $  1003      $   732
  Investment securities ..................         (279)          321            42          (242)          221          (21)
  Interest-earning deposits ..............           13           (10)            3           (32)            3          (29)
                                                -------       -------       -------       -------       -------      -------
     Total ...............................         (544)        1,071           527          (545)         1227          682
                                                -------       -------       -------

Interest-bearing liabilities:
  Deposits ...............................         (689)          494          (195)         (694)          456         (238)
  Borrowings .............................          (73)           88            15           (65)           97           32
                                                -------       -------       -------       -------       -------      -------
     Total ...............................         (762)          582          (180)         (759)          553         (206)
                                                -------       -------       -------       -------       -------      -------
  Increase (decrease) in net interest
     income ..............................      $   218       $   489       $   707       $   214       $   674      $   888
                                                =======       =======       =======       =======       =======      =======

Comparison of Operating Results for the Years Ended December 31, 2003 and 2002

      General. Net income amounted to $1.2 million for the year ended December 31, 2003, an increase of $351,000, or 42.6%, from net income recorded for the year ended December 31, 2002. The increase in earnings resulted primarily from a $707,000 increase in net interest income and a $215,000 increase in other operating income, which were partially offset by a $396,000 increase in other operating expenses and an increase of $175,000 in income tax expense.

      Net Interest Income. Total interest and dividend income amounted to $5.0 million for the year ended December 31, 2003, an increase of $527,000, or 11.7%, over the year ended December 31, 2002. Interest income on loans, including fees, totaled $4.2 million for the year ended December 31, 2003, an increase of $482,000, or 13.03%, over the year ended December 31, 2002. This increase was due to a $9.7 million, or 20.6%, increase in the weighted-average balance of loans outstanding. Interest income on investment securities increased by $41,000, or 5.5%, as a result of a $7.4 million, or 39.69%, increase in the weighted-average balance outstanding partially offset by a 107 basis point decrease in the weighted-average yield year to year. Income from interest-earning deposits, which consists of overnight funds and interest-bearing demand accounts, increased by

$3,000, or 8.1% for the year ended December 31, 2003 compared to the year ended December 31, 2002.

      Total interest expense totaled $1.6 million for the year ended December 31, 2003, a decrease of $180,000, or 10.4%, from the amount recorded for the year ended December 31, 2002. Interest expense on deposits decreased by $195,000, or 11.9%, due primarily to a 110 basis point decrease in the weighted average cost of deposits year to year which was partially offset by an increase of $14.6 million, or 30.2%, in the weighted-average balance of deposits outstanding. Interest expense on borrowings increased by $15,000, or 15.3%, as a result of a $3.7 million, or 89.3%, increase in the weighted-average balance outstanding year over year which was partially offset by a 92 basis point decrease in the weighted-average cost of borrowings year to year.

      As a result of the foregoing changes in interest income and interest expense, net interest income increased by $707,000, or 25.5%, to a total of $3.5 million for the year ended December 31, 2003, compared to $2.8 million for the year ended December 31, 2002. The interest rate spread increased by 36 basis points to 3.76% in fiscal 2003 from 3.40% in fiscal 2002, and the net interest margin was 4.12% for the year ended December 31, 2003 compared to 4.14% for the year ended December 31, 2002.

      Provision for Losses on Loans. Minden Building and Loan records a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered to the best of management's knowledge to reflect all known and inherent losses in the loan portfolio at each reporting date. The level of allowance for loan losses is based on management's periodic review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. Based on the above criteria for determining the collectibility of loans and on the management of Minden Building and Loan's estimate as to the known and inherent losses in its loan portfolio that are probable and reasonably estimable at each reporting period, it recorded no additional provisions for loan losses for 2003 and 2002. There can be no assurances that the allowance for loan losses will be sufficient to absorb losses on nonperforming assets or that the allowance will be sufficient to cover losses on nonperforming assets in the future.

      Other Operating Income. Other operating income totaled $388,000 for the year ended December 31, 2003, an increase of $215,000, or 55.4%, over the $173,000 recorded for the year ended December 31, 2002. The increase resulted primarily from an increase in customer service fees of $52,000, or 31.7%, and an increase of $164,000, or 164%, increase in gains on the sale of assets which included a $145,000 gain on the sale of property located at 422 Broadway in Minden.

      Other Operating Expenses. Other operating expenses totaled $2.1 million for the year ended December 31, 2003, an increase of $396,000, or 23.1%, over the total recorded for the year ended December 31, 2002. The increase resulted primarily from a $167,000, or 17.1%, increase in employee compensation and benefits, a $5,000, or 3.6%, increase in professional and supervisory examination fees, a $70,000, or 18.0%, increase in other general and administrative expenses and $153,000, or 77.2% in office occupancy expenses. The increase in employee compensation and benefits was primarily attributable to increases in both salaries, the fair value of shares of Company common stock held by the Company's employee stock ownership plan released to participants' accounts, and the number of staff members. The increase in professional fees and supervisory examinations was primarily attributable to an increase in asset size as well to compliance with reporting responsibility as a public company. The increase in other general and administrative expenses related primarily to an increase in legal fees of $60,000 or 206.9% and an increase in insurance expense of $11,000 or 35.5%.

      Income Taxes. Income tax expense totaled $590,000 for the year ended December 31, 2003, an increase of $175,000, or 42.2%, over the $415,000 for the year ended December 31, 2002. Minden Building and Loan's effective tax rates were 33.4% and 33.8% for the years ended December 31, 2003 and 2002, respectively.

Off-Balance-Sheet Obligations

      Minden Building and Loan is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. Minden Building and Loan's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on- balance-sheet instruments.

      Commitments to extend credit, including loan commitments, lines of credit and letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

      Minden Building and Loan has not used, and has no intention of using, any significant off- balance sheet financing arrangements for liquidity purposes. In addition, Minden Building Loan has not had, and has no intention to have, any significant transactions, arrangements or other relationships with any unconsolidated, limited purpose entities that could materially affect Minden Building and Loan's liquidity or capital resources. Minden building and Loan has not traded in and has no intention of trading in derivatives or commodity contracts.

Critical Accounting Estimates

      Various elements of the Company's accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. The estimates with respect to the methodologies used to determine the allowance for loan losses are the Company's most critical accounting estimates. Critical accounting estimates are significantly affected by management judgment and uncertainties and there is a likelihood that materially different amounts would be reported under different, but reasonably plausible, conditions or assumptions.

      The Company has identified the evaluation of the allowance for loan losses as a critical accounting estimate where amounts are sensitive to material variation. The allowance for loan losses is considered a critical accounting estimate because there is a large degree of judgment in (i) assigning individual loans to specific risk levels (pass, special mention, substandard, doubtful and loss), (ii) valuing the underlying collateral securing the loans, (iii) determining the appropriate reserve factor to be applied to specific risk levels for criticized and classified loans (special mention, substandard, doubtful and loss) and (iv) determining reserve factors to be applied to pass loans based upon loan type. To the extent that loans change risk levels, collateral values change or reserve factors change, the Company may need to adjust its provision for loan losses which would impact earnings.

      Management believes the allowance for loan losses at December 31, 2003 was at a level to cover the known and inherent losses in the portfolio that were both probable and reasonable to estimate. In the future, management may adjust the level of its allowance for loan losses as economic and other conditions dictate. Management reviews the allowance for loan losses not less than quarterly.

      Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure relating to it in this Management's Discussion and Analysis.

Liquidity and Capital Resources

      The Company maintains levels of liquid assets deemed adequate by management. Its liquidity ratio averaged 39.8% for the quarter ended December 31, 2003. Minden Building and Loan adjusts its liquidity levels to fund deposit outflows, repay its borrowings and to fund loan commitments. The Company also adjusts liquidity as appropriate to meet asset and liability management objectives.

      Minden Building and Loan's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. Minden Building and Loan sets the interest rates on its deposits to maintain a desired level of total deposits. In addition, Minden Building and Loan invests excess funds in short-term interest-earning accounts and other assets, which provide liquidity to meet lending requirements. Minden Building and Loan's deposit accounts with the Federal Home Loan Bank of Dallas amounted to $657,000 and $256,000 at December 31, 2003 and 2002, respectively.

      A significant portion of Minden Building and Loan's liquidity consists of securities classified as available for sale and cash and cash equivalents. Minden Building and Loan's primary sources of cash are net income, principal repayments on loans and mortgage-backed securities and increases in deposit accounts. If Minden Building and Loan requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Dallas which provide an additional source of funds. At December 31, 2003, Minden Building and Loan had $13.5 million in advances from the Federal Home Loan Bank of Dallas.

      At December 31, 2003, Minden Building and Loan had outstanding loan commitments of $9.1 million to originate loans, including loans in process. At December 31, 2003, certificates of deposit scheduled to mature in less than one year, totaled $41.0 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case. In addition, the cost of such deposits could be significantly higher upon renewal, in a rising interest rate environment. Minden Building and Loan intends to utilize its high levels of liquidity to fund its lending activities. If additional funds are required to fund lending activities, Minden Building and Loan intends to sell its securities classified as available for sale as needed.

      Minden Building and Loan is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.0%, 3.0% and 8.0%, respectively. At December 31, 2003, Minden Building and Loan exceeded each of its capital requirements with ratios of 17.47%, 17.47% and 37.43%, respectively.

Impact of Inflation and Changing Prices

      The financial statements and related financial data presented herein regarding the Company have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Recent Accounting Standards

      The following is a description of new accounting pronouncements and their effect on the Company's financial condition and results of operations.

      Obligations Associated with Disposal Activities

      In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The standard requires costs associated with exit or disposal activities to be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with earlier application permitted. The adoption of SFAS No. 146 effective January 1, 2003 did not have a material impact on the Company's financial condition or results of operations.

      Accounting for Stock-Based Compensation

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"). SFAS No. 148 amends FASB Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation when a company changes from the intrinsic value method to the fair value method of accounting for employee stock-based compensation cost. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28 "Interim Financial Reporting" to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in both annual as well as interim financial statements. The provisions of SFAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002 and for financial reports containing condensed consolidated financial statements for interim periods beginning after December 15, 2002.

      Guarantor's Accounting

      In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 identifies characteristics of certain guarantee contracts and requires that a liability be recognized at fair value at the inception of such guarantees for the obligations undertaken by the guarantor. Additional disclosures also are prescribed for certain guarantee contracts. The initial recognition and initial measurement provisions of FIN 45 are effective for these guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 were effective for the Company as of December 31, 2002. The adoption of the requirements of FIN 45 did not have a material effect on the Company's financial condition or results of operations.

      Consolidation of Variable Interest Entities

      In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", addresses consolidation by business enterprises of variable interest entities with certain characteristics. In December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements. FIN 46, as revised, applies to variable interest entities that are commonly referred to as special-purpose entities for periods ending after December 15, 2003 and for all other types of variable interest entities for periods ending after March 15, 2004. The adoption of FIN 46, as revised, did not have a material impact on the Company's financial condition or results of operations.

      Derivatives Instruments and Hedging Activities

      In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In addition, the statement clarifies when a contract is a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective prospectively for contracts entered into or modified, and hedging relationships designated, after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on the Company's financial condition or results of operations.

      Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity

      In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic companies. The adoption of SFAS No. 150 did not have a material impact on the Company's financial condition or results of operations.

The Board of Directors
Minden Bancorp, Inc. and Subsidiary
Minden, Louisiana

                          Independent Auditors' Report

We have audited the accompanying consolidated balance sheets of Minden Bancorp, Inc. and Subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Minden Bancorp, Inc. and Subsidiary as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Heard, McElroy & Vestal LLP

Shreveport, Louisiana
January 16, 2004

                       MINDEN BANCORP, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 2003 AND 2002

                          ASSETS                                       2003          2002
                                                                   --------      --------
                                                                      (in thousands)
Cash and noninterest-bearing deposits                              $  1,475      $  1,613
Interest-bearing demand deposits                                        657           256
Federal funds sold                                                      200         1,375
                                                                   --------      --------
          Total cash and cash equivalents                             2,332         3,244

Investment securities:
   Securities held-to-maturity (estimated market value of
      $1,376 in 2003 and $2,398 in 2002)                              1,328         2,297
   Securities available-for-sale, at estimated market value          34,791        18,112

First National Banker's Bank stock, at cost                             210           210
Federal Home Loan Bank stock, at cost                                   779           472
Loans, net of allowance for loan losses of $893 in
   2003 and $907 in 2002                                             58,097        52,337
Accrued interest receivable                                             338           271
Premises and equipment, net                                           2,313         2,205
Real estate owned-net                                                    --            35
Other assets                                                            556           385
                                                                   --------      --------

Total assets                                                       $100,744      $ 79,568
                                                                   ========      ========

   The accompanying notes are an integral part of the consolidated financial statements.

               LIABILITIES AND STOCKHOLDERS' EQUITY                     2003          2002
                                                                   ---------     ---------
Liabilities:
   Deposits:
      Noninterest-bearing                                          $   4,149     $   4,500
      Interest-bearing                                                63,972        52,356
                                                                   ---------     ---------
          Total deposits                                              68,121        56,856
   Accrued dividends on savings                                          206           212
   Deferred federal income taxes                                         514           505
   Federal Home Loan Bank advances                                    13,500         4,000
   Other liabilities                                                     232           347
                                                                   ---------     ---------
          Total liabilities                                           82,573        61,920

Stockholders' equity:
   Preferred stock-$.01 par value; authorized 4,000,000 shares;
      none issued-no rights/preferences set by board                      --            --
   Common stock-$.01 par value; authorized 4,000,000 shares;
      issued and outstanding 1,454,750 shares                             15            15
   Additional paid-in capital                                         16,637        16,600
   Retained earnings                                                   1,900           824
   Accumulated other comprehensive income                                514           712
                                                                   ---------     ---------
                                                                      19,066        18,151
   Unearned common stock held by Management Recognition
      and Retention Plan (24,950 shares-2003)                           (435)           --
   Unallocated common stock held by ESOP (45,999
      shares unreleased)                                                (460)         (503)
                                                                   ---------     ---------
          Total stockholders' equity                                  18,171        17,648
                                                                   ---------     ---------

Total liabilities and stockholders' equity                         $ 100,744     $  79,568
                                                                   =========     =========

                       MINDEN BANCORP, INC. AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF INCOME

                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                 2003        2002
                                                                               ------      ------
                                                                  (in thousands except share data)
Interest and dividend income:
   Loans, including fees                                                       $4,180      $3,698
   Investments-taxable:
      Securities                                                                  161         181
      Mortgage-backed securities                                                  625         564
   Dividends-FHLMC/FHLB                                                            29          28
   Other (federal funds/interest-bearing demand)                                   40          37
                                                                               ------      ------
          Total interest and dividend income                                    5,035       4,508

Interest expense:
   Interest-bearing demand deposits                                                49          53
   Savings                                                                        187         180
   Certificates of deposit                                                      1,202       1,400
   Interest on borrowed funds                                                     113          98
                                                                               ------      ------
          Total interest expense                                                1,551       1,731
                                                                               ------      ------

          Net interest income                                                   3,484       2,777
   Provision for loan losses-Note 3                                                --          --
                                                                               ------      ------
          Net interest income after provision for loan losses                   3,484       2,777

Other operating income:
   Customer service fees                                                          216         164
   Rent income                                                                      2           1
   Gain on sale of assets                                                         165           1
   Other income                                                                     5           7
                                                                               ------      ------
          Total other operating income                                            388         173

Other operating expenses:
   Salaries and benefits                                                        1,146         979
   Office occupancy expense                                                       351         198
   Professional fees and supervisory examinations                                 143         138
   SAIF insurance premium                                                           9           8
   Other general and administrative expenses                                      458         388
                                                                               ------      ------
          Total other operating expenses                                        2,107       1,711
                                                                               ------      ------

Income before income taxes                                                      1,765       1,239

Income tax expense                                                                590         415
                                                                               ------      ------

Net income                                                                     $1,175      $  824
                                                                               ======      ======

Earnings per share (EPS)                                                       $  .85      $  .59
Diluted EPS                                                                    $  .82      $  .57

   The accompanying notes are an integral part of the consolidated financial statements.

                       MINDEN BANCORP, INC. AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF EQUITY

                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                                Accumulated
                                                                  Additional                       Other
                                                     Common        Paid-In        Retained     Comprehensive
                                                      Stock        Capital        Earnings         Income          Total
                                                     -------      ----------      --------     -------------      --------
                                                                               (in thousands)
Balance December 31, 2001                            $    --       $     --       $ 10,587        $    710        $ 11,297

Initial sale of 654,638 shares common
   stock net of issuance cost of $519 in
   public offering                                         7          6,021             --              --           6,028

Net income                                                --             --            824              --             824

Initial capital contribution and issuance
   of 800,112 shares to Minden Mutual                      8             92           (100)             --              --

Transfer from retained earnings at acquisition            --         10,487        (10,487)             --              --

Change in net unrealized gain (loss) on
   securities available for sale, net of tax
   effect of $1                                                                          2               2               2
                                                                                  --------        --------        --------
      Total comprehensive income                                                       826
                                                     -------       --------       ========

Balance December 31, 2002                            $    15       $ 16,600       $    824        $    712        $ 18,151

Net income                                                --             --          1,175              --           1,175
Dividends                                                 --             --            (99)             --             (99)
Amortization of awards under management
   recognition and retention plan (MRRP)                  --             37             --              --              37

Change in net unrealized gain
   (loss) on securities available for
   sale, net of tax effect of $101                                                    (198)           (198)           (198)
                                                                                  --------        --------        --------
      Total comprehensive income                                                       977
                                                     -------       --------       ========

Balance December 31, 2003                            $    15       $ 16,637       $  1,900        $    514          19,066
                                                     =======       ========       ========        ========        ========

   The accompanying notes are an integral part of the consolidated financial statements.

                       MINDEN BANCORP, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                         2003          2002
                                                                                     --------      --------
                                                                                         (in thousands)
Cash flows from operating activities:
   Net income                                                                        $  1,175      $    824
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation                                                                       141            91
       Deferred income taxes                                                              108             1
       MRRP expense                                                                        37            --
       Stock dividends                                                                    (12)         (134)
       Net amortization of securities                                                    (228)         (115)
       (Gain) on sale of assets                                                          (165)           (1)
       (Increase) in prepaid expenses and accrued income                                 (271)         (116)
       Increase (decrease) in dividends payable and other liabilities                    (121)          197
                                                                                     --------      --------
         Net cash provided by operating activities                                        664           747

Cash flows from investing activities:
   Activity in available for sale securities:
     Maturities, prepayments and calls                                                  7,901         3,015
     Purchases                                                                        (24,650)       (9,718)
   Activity in held to maturity securities:
     Maturities, prepayments and calls                                                    966         1,436
     Purchases of stock                                                                  (295)           --
     Purchase of First National Banker's Bank stock                                        --          (210)
   Net (increase) in loans                                                             (6,030)      (11,149)
   Proceeds from sale of real estate owned                                                500           151
   Purchases of premises and equipment                                                   (274)         (152)
   Other                                                                                   --            (7)
                                                                                     --------      --------
         Net cash (used) by investing activities                                      (21,882)      (16,634)

Cash flows from financing activities:
   Net increase in deposits                                                            11,265        10,786
   Net increase in advances from FHLB                                                   9,500         1,000
   Proceeds from sale of common stock                                                      --         5,504
   Stock purchased for MRRP                                                              (435)           --
   Dividends paid                                                                         (99)           --
                                                                                     --------      --------
         Net cash provided by financing activities                                     20,231        17,290
                                                                                     --------      --------

Net increase (decrease) in cash and cash equivalents                                     (912)        1,403

Cash and cash equivalents at January 1                                                  3,244         1,841
                                                                                     --------      --------

Cash and cash equivalents at December 31                                             $  2,332      $  3,244
                                                                                     ========      ========

   The accompanying notes are an integral part of the consolidated financial statements.

                       MINDEN BANCORP, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                              2003          2002
                                                           -------       -------
                                                              (in thousands)

Supplemental disclosures:
   Interest paid on deposits and borrowed funds            $ 1,557       $ 1,774
   Income taxes paid                                           640           238

     Noncash investing and financing activities:
       Sales of real estate owned financed by the
         Association                                            --            54
                                                           =======       =======

       Transfer of loans to real estate owned                  276           122
                                                           =======       =======

       Increase (decrease) in unrealized gain on
         securities available for sale                     $  (300)      $     2
                                                           =======       =======

   The accompanying notes are an integral part of the consolidated financial statements.

                       MINDEN BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2003 AND 2002

1.    Summary of Significant Accounting Policies

      Minden Building and Loan Association (the "Association") is a Louisiana chartered building and loan association. The Association accepts customer demand, savings, and time deposits and provides residential mortgages, consumer and business loans to consumers. The Association is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Association is the wholly-owned subsidiary of Minden Bancorp, Inc. (the "Company"). The Company's only significant asset and business activity is its investment in the Association. All intercompany transactions have been eliminated in consolidation of Minden Bancorp, Inc. and Minden Building and Loan Association.

      On December 11, 2001, the Board of Directors of the Association, adopted a plan of reorganization pursuant to which the Association would convert to stock form and became a wholly-owned subsidiary of the Company. In connection with the reorganization, the Company became a majority owned subsidiary of Minden Mutual Holding Company. The reorganization was consummated on July 2, 2002. In accordance with FASB No. 141 (paragraph 11 and D11-D18) the 2002 results of operations, equity and cash flows are presented for the entire year of 2002 even though the transaction occurred July 2002.

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

      Significant Group Concentrations of Credit Risk. Most of the Association's activities are with customers located within Webster Parish, Louisiana.
      Note 2 to the financial statements summarizes the types of investment securities in which the Association makes investments, and Note 3 summarizes the types of loans included in the Association's loan portfolio. The Association does not have any significant concentrations to any one industry or customer.

      Cash and Cash Equivalents. For purposes of the statements of cash flows, cash and cash equivalents include cash and balances due from banks, federal funds sold and interest-bearing deposits at other banks, all of which mature within ninety days.

      Interest-Bearing Deposits in Banks. Interest-bearing deposits in banks mature within one year and are carried at cost.

      Securities. Securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

      Mortgage-Backed Securities. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using the interest method over the remaining period to contractual maturity. Management intends and has the ability to hold such securities to maturity. The cost of securities called is determined using the specific identification method.

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

      Loans. The Association grants mortgage, business and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans secured by properties throughout Webster Parish, Louisiana and the surrounding parishes. The ability of the Association's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

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

      The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information become available.

      A loan is considered impaired when, based on current information and events, it is probable that the Association will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for business and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

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

      Premises and Equipment. Premises and equipment are stated at cost less accumulated depreciation. The Association records depreciation on property and equipment using accelerated and straight-line methods with lives ranging from 5 to 15 years on furniture, fixtures, and equipment and to 40 years on its building.

      Income Taxes. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and give current recognition to changes in tax rates and laws.

      Advertising Costs. Advertising costs are expensed as incurred. Such costs (in thousands) amounted to approximately $65 and $64 for 2003 and 2002, respectively, and are included in other operating expense.

      Reclassifications. Certain amounts previously reported in the Association's financial statements have been reclassified to conform to current classifications, with no effect on previously reported net income or equity.

      Earnings per share (ESP). EPS is calculated based upon 1,383,801 average weighted common shares outstanding stock less ESOP shares not released less treasury stock at December 31, 2003 and 1,402,552 average weighted shares outstanding stock less ESOP shares not released at December 31, 2002.

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

      During 2003, the FASB issued the following statements: No. 149, Amendment to Statement 133 on Derivative Instruments and Hedging Activities and No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Also, the FASB issued several Staff Positions
      (FSPs); however, none of those were applicable to the Association.

      These statements are not expected to have a material impact on the Association's financial statements.

2.    Investment Securities

      Securities held-to-maturity consist of the following (in thousands) at December 31, 2003 and 2002:

                                                         2003
                                           ----------------------------------
                                              Gross      Gross      Estimated
                               Amortized   Unrealized  Unrealized    Market
                                  Cost        Gains      Losses       Value
                               ---------   ----------  ----------   ---------

      Obligations of U.S.
        Government agencies      $   --      $   --      $   --      $   --
      GNMA                          102           1          --         103
      FNMA                        1,194          49           2       1,241
      FHLMC                          32          --          --          32
                                 ------      ------      ------      ------
                                 $1,328      $   50      $    2      $1,376
                                 ======      ======      ======      ======

                                                         2002
                                           ----------------------------------

      Obligations of U.S.
        Government agencies      $  300      $    6      $   --      $  306
      GNMA                          171           3          --         174
      FNMA                        1,629          90           1       1,718
      FHLMC                         197           3          --         200
                                 ------      ------      ------      ------
                                 $2,297      $  102      $    1      $2,398
                                 ======      ======      ======      ======

      Securities available-for-sale consist of the following (in thousands):

                                                         2003
                                           ----------------------------------
                                              Gross      Gross      Estimated
                               Amortized   Unrealized  Unrealized    Market
                                  Cost        Gains      Losses       Value
                               ---------   ----------  ----------   ---------

      Shay Asset Fund-ARM       $ 6,317      $   --      $   34      $6,283
      FHLMC Voting stock             16         911          --         927
      Agencies                      497          35          --         532
      FNMA ARM pools             12,927          59          96      12,890
      FHLMC ARM pools             5,572          34          35       5,571
      GNMA ARM pools              8,682           9         103       8,588
                                -------      ------      ------      ------
                                $34,011      $1,048      $  268      $34,791
                                =======      ======      ======      ======

                                                         2002
                                           ----------------------------------
                                              Gross      Gross      Estimated
                               Amortized   Unrealized  Unrealized    Market
                                  Cost        Gains      Losses       Value
                               ---------   ----------  ----------   ---------

      Shay Asset Fund-ARM       $ 4,255      $    1      $   --      $4,256
      FHLMC Voting stock             16         923          --         939
      Agencies                      996          44          --       1,040
      FNMA ARM pools              8,384          74           5       8,453
      FHLMC ARM pools             1,254          42           5       1,291
      GNMA ARM pools              2,127           7           1       2,133
                                -------      ------      ------      ------
                                $17,032      $1,091      $   11      $18,112
                                =======      ======      ======      =======

      The amortized cost and estimated market value (in thousands) of investment securities at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                    Available for Sale       Held to Maturity
                                   --------------------    --------------------

                                   Amortized     Fair      Amortized     Fair
                                     Cost        Value       Cost        Value
                                   ---------    -------    ---------    -------

      One year or less              $ 6,317     $ 6,283     $    --     $    --
      After 1 year thru 5 years         497         532         661         691
      After 5 years thru 10 years        --          --          --          --
      After 10 years                 27,197      27,976         667         685
                                    -------     -------     -------     -------
                                    $34,011     $34,791     $ 1,328     $ 1,376
                                    =======     =======     =======     =======

      At December 31, 2003, investment securities (in thousands) with a financial statement carrying amount of $2,558 were pledged to secure public deposits. No gain or loss was recognized on investments in 2003 or 2002. Maturities and calls are detailed on the statement of cash flows.

3.    Loans and Allowance for Loan Losses

      The composition of the Association's loan portfolio at December 31, 2003 and 2002, is as follows (in thousands):

                                                           2003          2002
                                                       --------      --------

      First mortgage conventional loans:
        Secured by one-to-four-family residences       $ 36,239      $ 36,959
      Commercial real estate                              8,966         5,786
      Commercial, other than real estate                  8,530         5,917
      Consumer loans (including overdrafts of
        $19 and $6)                                       2,784         2,317
      Consumer loans secured by deposits                    995           919
      Construction loans                                  2,191         2,245
                                                       --------      --------
            Total                                        59,705        54,143
      Less-allowance for loan losses                       (893)         (907)
            unfunded construction loan commitments         (715)         (899)
                                                       --------      --------
            Loans, net                                 $ 58,097      $ 52,337
                                                       ========      ========

      Changes in the allowance for loan losses are summarized as follows (in thousands):

                                                        2003         2002
                                                       -----        -----

      Balance, January 1                               $ 907        $ 911
      Provision for loan losses                           --           --
      Loans charged off-net of recoveries                (14)          (4)
                                                       -----        -----
      Balance, December 31                             $ 893        $ 907
                                                       =====        =====

      The Association charges a flat rate for the origination or assumption of a loan. These fees are designed to offset direct loan origination costs and the net amount, if material, is deferred and amortized, as required by SFAS 91.

      The Association's lending activity is concentrated within Webster Parish, Louisiana. The majority of loans extended in this lending area are for one-to-four-family dwelling units; however, the Association is expanding its lending activities to commercial real estate, commercial business and consumer loans. See the schedule above for additional detail regarding the composition of the loan portfolio. The Association requires collateral sufficient in value to cover the principal amount of the loan. Such collateral is evidenced by mortgages on property held and readily accessible to the Association.

4.    Accrued Interest Receivable

      Accrued interest receivable at December 31, consists of the following (in thousands):

                                                           2003       2002
                                                           ----       ----

      Loans                                                $219       $191
      Mortgage-backed securities                            110         62
      Investment securities and other                         9         18
                                                           ----       ----
             Total accrued interest receivable             $338       $271
                                                           ====       ====

5.    Premises and Equipment

      Premises and equipment are summarized as follows (in thousands):

                                                      2003           2002
                                                   -------        -------

      Land and buildings                           $ 2,334        $ 2,271
      Furniture, fixtures and equipment                481            387
                                                   -------        -------
             Total                                   2,815          2,658
      Less-accumulated depreciation                   (502)          (453)
                                                   -------        -------
             Net premises and equipment            $ 2,313        $ 2,205
                                                   =======        =======

6.    Deposits

      Deposits as of December 31 are summarized as follows (in thousands):

                                                           2003       2002
                                                        -------    -------
      Demand deposit accounts (including official
        checks of $536 in 2003 and $1,357 in 2002)      $ 8,981    $ 8,233
      Passbook savings                                   12,268      8,969
      Certificates of deposit:
        1.00% - 1.99%                                     9,437         --
        2.00% - 2.99%                                    32,425     12,535
        3.00% - 3.99%                                     4,757     20,480
        4.00% - 4.99%                                       253      2,499
        5.00% - 5.99%                                        --      2,931
        6.00% - 6.99%                                        --      1,209
                                                        -------    -------
        Total certificates of deposit                    46,872     39,654
                                                        -------    -------
               Total deposits                           $68,121    $56,856
                                                        =======    =======

      Scheduled maturities of certificates of deposit at December 31, 2003 are as follows (in thousands):

                                  2004        2005        2006       Total
                               -------     -------     -------     -------

      1.00% - 1.99%            $ 9,430     $     7     $    --     $ 9,437
      2.00% - 2.99%             28,496       3,788         141      32,425
      3.00% - 3.99%              2,809       1,948          --       4,757
      4.00% - 4.99%                253          --          --         253
                               -------     -------     -------     -------
                               $40,988     $ 5,743     $   141     $46,872
                               =======     =======     =======     =======

      Included (in thousands) in deposits at December 31, 2003 and 2002 are $11,564 and $8,203, respectively, of certificates of deposit in denominations of $100 (in thousands) or more.

7.    Federal Income Taxes

      Federal income tax expense applicable to net income for the years ended December 31, 2003 and 2002 was as follows (in thousands):

                                                     2003             2002
                                                     ----             ----

      Current                                        $495             $408
      Deferred                                         95                7
                                                     ----             ----
                                                     $590             $415
                                                     ====             ====

      Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% in 2003 and 2002 to income before taxes as a result of the following:

                                                         2003       2002
                                                        -----      -----

      Expected income tax expense                          34%        34%
      Nontaxable income-FHLB stock dividend               (.6)       (.5)
      Difference between financial and tax additions
        to allowance for loan losses                       --         --
      Nondeductible expenses and other                     --         .3%
                                                        -----      -----
             Effective tax rates                         33.4%      33.8%
                                                        =====      =====

      The components of net deferred tax liability are as follows (in thousands):

      Deferred tax liabilities:
        Net unrealized gain on available for
          sale securities                               $ 265      $ 367
        Federal Home Loan Bank stock                       98        105
        Depreciation                                      151         33
                                                        -----      -----
             Deferred tax liability                     $ 514      $ 505
                                                        =====      =====

      In computing federal taxes on income under provisions of the Internal Revenue Code in years past, earnings appropriated by savings and loan associations to general reserves were deductible in arriving at taxable income if certain conditions were met. Retained earnings appropriated to federal insurance reserve at December 31, 2003 and 2002 (in thousands), includes appropriations of net income of prior years of $1,296, for which no provision for federal income taxes has been made. If this portion of the reserve is used for any purpose other than to absorb losses, a tax liability will be imposed upon the Association at the then current federal income tax rate.

8.    Federal Home Loan Bank Advances

      Federal Home Loan Bank (FHLB) advances represent short-term fixed-rate borrowings from the Federal Home Loan Bank of Dallas. The Association has borrowed advances for periods from overnight to four and one-half months. Interest rates paid on the advances vary by term and are set by the Federal Home Loan Bank. Total advances outstanding at December 31, 2003 and 2002 (in thousands) amount to $13,500 and $4,000, respectively. The advances bear interest at rates from 1.60% to 1.340% as of December 31, 2003 and 1.809% to 3.003% as of December 31, 2002.

      The Association has an available line of credit with the FHLB of $41 million at December 31, 2003 with $27.5 million available for use.

9.    401(k) Pension/ESOP Plans

      In 2001, the Association adopted a 401(k) retirement plan and discontinued its "SEP" plan, covering all employees based upon a year of service. The plan provides for a 2% employer contribution (based upon compensation) with a match of the employees contribution up to 6% based upon Board approval. Plan contributions (in thousands) for 2003 and 2002 were $33 and $31, respectively.

      The Company established an ESOP plan and loaned (in thousands) the ESOP $524 to purchase 52,371 shares of common stock (which amounts to 3.6% of the outstanding shares at December 31, 2003). The Company has received payments (in thousands) of $99 of which $35 thousand was interest. The remaining balance due (in thousands) of $460 is payable over nine years at (in thousands) $66 per year including interest. The quarterly payments (in thousands) are $16.5 and annually are $66 (in thousands). The Association made contributions to the ESOP to enable it to make the note payments (in thousands) of $66 and $33 in 2003 and 2002, respectively. As required by accounting standards, the unreleased shares are not included in the calculation of EPS and the loan receivable is shown as a reduction in stockholders' equity. As the note is paid, the shares will be released and allocated to the participants in the ESOP. As of December 31, 2003, 6,372 shares had been released. The market value (in thousands) of the unreleased ESOP shares at December 31, 2003 was $828.

10.   Retained Earnings and Regulatory Capital

      The Association is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, that the Association meets all capital adequacy requirements to which it is subject.

      As of December 31, 2003, the most recent notification from the Office of Thrift Supervision categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Association must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. The Association's actual capital amounts and ratios are also presented in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                                        For Capital
                                              Actual                Adequacy Purposes:
                                          ---------------        ------------------------
                                          Amount   Ratio          Amount         Ratio
                                          ------   -----          ------         -----
      As of December 31, 2003
        Total capital
          (to Risk-Weighted Assets)      $18,480   37.43%        >= $ 3,949       >= 8.0%
        Core (Tier I) Capital
          (to Risk-Weighted Assets)       17,465   35.38%        >=   1,975       >= 4.0%
        Core (Tier I) Capital
          (to Total Assets)               17,465   17.47%        >=   2,999       >= 3.0%
        Tangible Capital
          (to Total Assets)               17,465   17.47%        >=   1,499       >= 1.5%

                                                                    To Be Well
                                                                 Capitalized Under
                                                                 Prompt Corrective
                                                                Action Provisions:
                                                         -------------------------------
                                                          Amount                   Ratio
                                                          ------                   -----
      As of December 31, 2003
        Total capital
          (to Risk-Weighted Assets)                      >= $ 4,937                >= 10.0%
        Core (Tier I) Capital
          (to Risk-Weighted Assets)                      >=   2,962                >=  6.0%
        Core (Tier I) Capital
          (to Total Assets)                              >=   4,998                >=  5.0%
        Tangible Capital
          (to Total Assets)                                  N/A                    N/A

11.   Related Party Transactions

      At December 31, 2003 and 2002, certain officers, directors, or companies in which they have 10% or more beneficial ownership were indebted to the Association in the approximate aggregate amounts (in thousands) of $1,301 and $1,225, respectively. During the year ended December 31, 2003, total principal additions (in thousands) were $587 and total principal payments were $511. Such parties held deposits in the Association in the approximate amounts (in thousands) of $986 and $1,093 at December 31, 2003 and 2002, respectively.

12.   Commitments and Contingencies

      In the ordinary course of business, the Association has outstanding commitments on which management does not anticipate losses. They include, among other things, commitments to extend credit and letters of credit undertaken in the normal course of business. As of December 31, 2003 and 2002 (in thousands), the Association had $9,082 and $7,588, respectively of loan commitments and lines of credit outstanding, including loans in process.

      When entered into, these commitments represent off-balance sheet risk to the Association, with the contractual notional amount representing the Association's exposure to credit loss in the event of nonperformance by the other party to the instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. They generally have fixed expiration dates and require payment of a fee. Since many commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Association evaluates each customer's creditworthiness on a case-by-case basis, and obtains an amount of collateral it deems sufficient.

13.   Fair Value of Financial Instruments

      The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Association's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Association.

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

      Off-balance-sheet instruments: Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Fair values for off-balance sheet commitments to extend credit approximate their carrying value.

      The estimated fair values, and related carrying or notional amounts, of the Association's financial instruments are as follows:

                                                                December 31,
                                               ----------------------------------------------
                                                       2003                      2002
                                               --------------------      --------------------
                                               Carrying      Fair        Carrying      Fair
                                                Amount       Value        Amount       Value
                                               --------     -------      --------     -------
                                                              (in thousands)
      Financial assets:
        Cash and cash equivalents              $ 2,332      $ 2,332      $ 3,244      $ 3,244
        Securities available for sale           34,791       34,791       17,058       17,058
        Securities held to maturity              1,328        1,376        3,293        3,437
        Federal Home Loan Bank stock               989          989          472          472
        Loans, net                              58,097       59,026       52,337       54,258
        Accrued interest receivable                338          338          271          271

      Financial liabilities:
        Deposits                                68,121       68,121       56,856       56,195
        Accrued interest payable                   206          206          212          212
        Federal Home Loan Bank advances         13,500       13,500        4,000        4,000

                                                                December 31,
                                               ----------------------------------------------
                                                       2003                      2002
                                               --------------------      --------------------
                                               Carrying      Fair        Carrying      Fair
                                                Amount       Value        Amount       Value
                                               --------     -------      --------     -------
                                                              (in thousands)
      Off-balance sheet credit related to
        financial instruments:
          Commitments to extend credit         $ 9,082      $ 9,082      $ 7,588      $ 7,588

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

15.   Other Assets

      Other assets consist of the following (in thousands):

                                                        2003          2002
                                                        ----          ----

      Cash value of life insurance                      $278          $230
      Prepaid expenses and other                         278           155
                                                        ----          ----
                                                        $556          $385
                                                        ====          ====

16.   Stock Based Benefit Plans

      The Company established the 2003 Recognition and Retention Plan and Trust Agreement ("RRP"), which is a stock-based incentive plan. The RRP was approved by the shareholders at the Company's annual meeting held May 15, 2003.

      The Company authorized 26,186 shares of the Company's common stock to be awarded under the RRP. The Company had purchased 24,950 shares in open market transactions to fund the RRP as of December 31, 2003. Shares subject to awards under the RRP shares vest at 20% per year under the plan. As of December 31, 2003, awards covering 18,354 shares had been made. As a result, expense for this plan is being amortized over a 60-month period and is based upon the market value of the Company's stock as of the date of the awards which was $15.375 with respect to all of the currently outstanding awards. Compensation (in thousands) under the RRP for the year ended December 31, 2003 was $37 and was included in salaries and benefits.

      The Company established the 2003 Stock Option Plan (the "Option Plan") under which 65,464 shares of Company stock are reserved for the grant of stock options to directors, officers and employees. The Option Plan provides for vesting to participants at 20% per year. The options expire in ten years. The exercise price of the options is equal to the fair market value of the common stock on the grant date which was $15.375 with respect to all the currently outstanding options. Options covering 49,885 shares were outstanding as of December 31, 2003. No options were exercisable as of December 31, 2003.

      The Company's Compensation Committee of the Board of Directors oversees the RRP and the Option Plan.

      The Company accounts for its stock options in accordance with Accounting Principals Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Under APB 25, since the exercise price of the Company's employees' stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

      Financial Account Standards Board (FASB) Statement No. 123, Accounting for Stock-Based Compensation (FAS No. 123) requires pro forma net income and earnings per share based upon the fair value method of accounting for stock-based compensation plans. If the Company had elected to recognize compensation based upon the fair value method prescribed by Statement No. 123, the Company's net income and per share would have been adjusted to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                                Year Ended
                                                             December 31, 2003
                                                             -----------------

      Net income, as reported                                    $   1,175
      Pro forma net income                                           1,163
      Diluted income per share, as reported                      $     .82
      Pro forma diluted income per share                         $     .81

      The pro forma adjustments shown above are not indicative of future period pro forma adjustments when the calculation will reflect all applicable stock options. The fair value of Company options at the date of grant was estimated using the Black-Scholes option-pricing model with assumptions as follows: volatility, 30.07%, risk free interest rate, 3.53%, dividend yield, 1.0% and weighted-average expected life of the options, 10 years.

                              Minden Bancorp, Inc.

                        DIRECTORS AND EXECUTIVE OFFICERS
================================================================================

                                    Directors

A. David Evans                             Russell A. Adams
President and Chief Executive Officer      Retired

John B. Benton, Jr.                        John P. Collins
Retired                                    Owner, A. J. Price, Inc.

Michael S. Harper                          A. Loye Jones
Owner, Harper Motors                       Owner, Loye's Pharmacy

F. Dare Lott, Jr.                          Michael W. Wise
Veterinarian, Minden Animal Clinic         CPA, Jamieson Wise and Martin

R. E. Woodard, III
CFA, Lincoln National Corp.

                               Executive Officers

A. David Evans                             Becky T. Harrell
President and Chief Executive Officer      Chief Financial Officer and Treasurer

                              Minden Bancorp, Inc.

                  BANKING LOCATIONS AND STOCKHOLDER INFORMATION
================================================================================

                                Banking Locations

      Minden Bancorp, Inc. is a federally chartered thrift holding company conducting business through its wholly owned subsidiary, Minden Building and Loan Association. Minden Building and Loan Association is a Louisiana-chartered, SAIF-insured stock building and loan association operating through its office in Minden, Louisiana.

                                   Main Office

                                 415 Main Street
                             Minden, Louisiana 71055

                                 Annual Meeting

      The Annual Meeting of Stockholders of Minden Bancorp, Inc. will be held on May 13, 2004, at 11:00 a.m., Central Time, at the Minden Community House located at Bridwell at Park Highway, Minden Louisiana.

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

      Stockholders needing assistance with stock records, transfers or lost certificates, please contact Minden Bancorp's transfer agent, Registrar and Transfer Company.