Form 10KSB, Exhibit 13
period 2005-12-31
MINDEN BANCORP INC
filed 2006-03-31
CIK 1169352

Exhibit 13

                              MINDEN BANCORP, INC.

                               2005 ANNUAL REPORT

                                 TO STOCKHOLDERS

                                TABLE OF CONTENTS
================================================================================

                                                                                             Page
President's Letter to Stockholders.............................................................1
Business of Minden Bancorp, Inc................................................................2
Market Price of Minden Bancorp Common Shares and Related Stock Matters.........................3
Selected Consolidated Financial and Other Data.................................................4
Management's Discussion and Analysis of Financial Condition and Results of Operations......... 6
Report of Independent Public Accounting Firm..................................................18
Consolidated Statements of Balance Sheets.....................................................19
Consolidated Statements of Income.............................................................21
Consolidated Statements of Stockholders' Equity...............................................22
Consolidated Statements of Cash Flows.........................................................23
Notes to Consolidated Financial Statements....................................................25
Directors and Executive Officers..............................................................38
Banking Locations and Stockholder Information.................................................39

                       PRESIDENT'S LETTER TO STOCKHOLDERS
================================================================================

         On behalf of your board of directors, senior management, and all of the Minden Bancorp, Inc. staff, it is our pleasure to deliver our fourth annual report that details the Company's performance in 2005.

      In May of this year, Minden will begin its 97th consecutive year of providing financial services to the city of Minden and neighboring communities in northwestern Louisiana. The completion of our mutual holding company reorganization and stock offering in 2002 which raised net proceeds of $5.4 million positioned our bank to expand the services it offered and provide more convenience to our customers. The 12.85 acre site we purchased in late 2004 to build our second full service office has been partially developed with the addition of a new street and appropriate infrastructure work in preparation for the construction of our new building. Work has finally begun and the projected completion date is December 2006. The board has put together a strong team to build the new office. We believe that architectural group, the local contractor, and the civil engineer are among the best in the business. This new state of the art building which will be located at 100 MBL Bank Drive will serve as the main office of the bank while the present location at 415 Main Street will become a full service branch. With this addition, Minden will offer nine drive through teller lanes, seven inside teller stations, and three 24-hour ATM cash machines at the two locations. The new office will provide the most current, convenient, and comfortable approach to banking in our communities.

      Our commitment to repurchase our stock remains strong. Currently, we are in our third repurchase program, having purchased 39,278 shares in our first repurchase program and 31,000 shares in the second repurchase program. By the end of December 2005, we had repurchased approximately 5,711 shares in our third program at a average cost of $20.18 per share. We will continue to evaluate strategies to enhance stockholder value.

      Our financial performance continued to be strong in 2005. While net income decreased slightly by $12,000 as compared to 2004, the $1.4 million of net income stands out as one of our best performances during the past three years. The decrease was primarily the result of an increase in operating expenses that offset the growth in the net interest income. Our assets grew to $111.3 million, a 3.84% increase from total assets of $107.2 million at December 31, 2004, due primarily to a $7.5 million increase in our net loan portfolio.

      The year 2006 promises to be both an exciting and a challenging year for us. Our board, senior management, and staff are ready for the potential and opportunity. We will continue to build upon the momentum to further position ourselves to leverage Minden's strengths, seize new opportunities for increased profitability, and build upon our growing franchise value.

      Thank you for the trust you have placed in us.

                                          /s/ A. David Evans
                                          A. David Evans
                                          President and Chief Executive Officer

                        BUSINESS OF MINDEN BANCORP, INC.
================================================================================

      Minden Bancorp, Inc., a federal corporation ("Minden Bancorp" or the "Company), is a unitary savings and loan holding company which owns all of the outstanding shares of common stock of Minden Building and Loan Association ("Minden" or the "Association"), a Louisiana- chartered building and loan association.

      Founded in 1910, Minden is a community and customer oriented stock savings association that conducts business out of its main office located in Minden, Louisiana. The Association's business consists principally of attracting deposits from the general public and using those funds to originate one-to-four-family residential loans, commercial real estate loans, commercial business loans and consumer loans. Minden's profitability depends primarily on its net interest income, which is the difference between the income it receives on loans and other assets and its cost of funds, which consists of the interest paid on deposits and borrowings. At December 31, 2005, the Company had total assets of $111.3 million, liabilities of $92.3 million, including deposits of $70.8 million, and total stockholders' equity of $19.0 million.

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

      Minden Bancorp's common shares have been listed on the Over-the-Counter Electronic Bulletin Board since July 2, 2002, under the symbol "MDNB." Presented below are the high and low quarterly trading prices for Minden Bancorp's common shares for the period from January 1, 2004 to December 31, 2005. Such prices do not include retail financial markups, markdowns or commissions and may not represent actual transactions.

                          2005                        High       Low
              -------------------------------        ------     ------
              Quarter ended:
                 March 31, 2005                      $22.00     $19.00
                 June 30, 2005                       $20.50     $19.00
                 September 30, 2005                  $21.00     $20.05
                 December 31, 2005                   $21.00     $20.30
              ---------------------------------------------------------

                          2004                        High        Low
              -------------------------------        ------     ------
              Quarter ended:
                 March 31, 2004                      $23.00     $18.00
                 June 30, 2004                       $23.25     $19.50
                 September 30, 2004                  $20.00     $19.00
                 December 31, 2004                   $21.10     $19.35
              ---------------------------------------------------------

      As of February 28, 2006, Minden Bancorp had 1,378,761 common shares outstanding held of record by approximately 220 stockholders. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others. The Company paid dividends $0.07 per share as of record date January 25, 2005, and $0.08 per share as of record dates April 26, 2005, July 26, 2005, and October 26, 2005 for a total of $0.31 per share for the year ended December 31, 2005. Dividends totaled $0.26 per share for the year ended December 31, 2004.

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

                                                                          At December 31,
                                                                   --------------------------
                                                                     2005               2004
                                                                   --------          --------
                                                                     (Dollars in Thousands)
      Selected Balance Sheet and Other Data:

      Total assets ........................................        $111,294          $107,183
      Cash and cash equivalents(1) ........................           4,032             2,939
      Investment securities available for sale ............          30,043            34,174
      Investment securities held to maturity ..............             900             1,010
      Mortgage-backed securities held to
         maturity .........................................             424             1,087
      Loans receivable, net ...............................          70,117            62,600
      Total deposits ......................................          70,821            70,665
      FHLB advances .......................................          20,500            17,200
      Total stockholders' equity ..........................          19,018            18,381
      Number of full service offices ......................               1                 1

                                                                     Year Ended December 31,
                                                                   --------------------------
                                                                     2005              2004
                                                                   --------          --------
                                                                         (In Thousands)
      Selected Operating Data:

      Total interest income ...............................        $  6,437          $  5,610
      Total interest expense ..............................           2,143             1,583
                                                                   --------          --------
      Net interest income .................................           4,294             4,027
      Provision for loan losses ...........................              --                --
                                                                   --------          --------
      Net interest income after
         provision for loan losses ........................           4,294             4,027
      Total other operating income ........................             321               321
      Total other operating expense .......................           2,575             2,281
                                                                   --------          --------
      Income before income taxes ..........................           2,040             2,067
      Income tax expense ..................................             678               693
                                                                   --------          --------
      Net income ..........................................        $  1,362          $  1,374
                                                                   ========          ========

                                                   (Footnotes on following page)

                                                                                  At or for the Year Ended
                                                                                        December 31,
                                                                                  ------------------------
                                                                                    2005            2004
                                                                                   ------          ------
      Selected Operating Ratios(2):

      Performance Ratios:
      Return on average assets ...........................................           1.21%           1.30%
      Return on average equity ...........................................           7.28            7.51
      Equity to assets at end of period ..................................          17.09           17.15
      Interest rate spread(3) ............................................           3.70            3.79
      Net interest margin(3) .............................................           4.18            4.03
      Average interest-earning assets to
         average interest-bearing liabilities ............................         122.27          115.26
      Net interest income after provision for loan losses to
         total other operating expenses ..................................         166.14          176.55
      Total other operating expenses to average total assets .............           2.30            2.16
      Asset Quality Ratios:
      Non-performing loans to total
         loans at end of period(4) .......................................            0.4             1.2
      Non-performing assets to
         total assets at end of period(4) ................................            0.2             0.7
      Allowance for loan losses to total
         loans at end of period ..........................................            1.2             1.4
      Allowance for loan losses to total non-performing
         loans at end of period(4) .......................................          321.9           114.2
      Capital Ratios:(5)
      Tangible capital ratio .............................................          15.21%          14.65%
      Core capital ratio .................................................          15.21           14.65
      Total capital ratio ................................................          29.46           30.29

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

General

      The Company's profitability depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, investment securities and interest-earning deposits in other institutions, and interest expense on interest-bearing deposits and borrowings from the Federal Home Loan Bank of Dallas. The Company's net interest income is dependent upon the relative levels of yields earned on interest earning assets and rates paid on interest bearing liabilities. The Company's profitability also depends, to a lesser extent, on other operating income, the amount of the provision for loan losses, other operating expenses and federal income taxes. The Company had net income of $1.4 million in 2005 and $1.4 million in 2004.

      The Company's primary asset is Minden Building and Loan Association. Historically, Minden Building and Loan's business has consisted primarily of originating single-family real estate loans secured by property in its market area. Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction, commercial business and consumer loans. Minden Building and Loan's loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook accounts and other core deposit accounts. The combination of these factors has resulted in relatively low interest rate spreads and returns on equity. Although in recent years Minden Building and Loan has significantly increased the amount of commercial real estate, consumer and commercial business loans originated, Minden Building and Loan presently anticipates that its business will continue to primarily consist of originating single- family real estate loans funded by deposits.

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

Exposure to Changes in Interest Rates

      Minden Building and Loan's ability to, in large part, maintain net interest income depends upon its ability to earn a higher yield on interest-earning assets than the rates it pays on deposits and borrowings. Minden Building and Loan's interest-earning assets consist primarily of long-term residential mortgage loans which have fixed rates of interest. Consequently, Minden Building and Loan's ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise. In addition, Minden Building and Loan may be particularly susceptible to the risk of rising interest rates since long-term, fixed-rate mortgage loans continue to make up the dominant portion of its interest- earning assets.

      Quantitative Analysis. The Office of Thrift Supervision provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity. Management reviews the quarterly reports from the Office of Thrift Supervision which show the impact of changing interest rates on net portfolio value ("NPV"). NPV is defined as the net present value of the expected future cash flows of an entity's assets and liabilities and, therefore, theoretically represents the market value of Minden Building and Loan's net worth. Increases in the value of assets will increase the NPV whereas decreases in value of assets will decrease the NPV. Conversely, increases in the value of liabilities will decrease NPV whereas decreases in the value of liabilities will increase the NPV. The changes in value of assets and liabilities due to changes in interest rates reflect the interest rate sensitivity of those assets and liabilities as their values are derived from the characteristics of the asset or liability (i.e., fixed rate, adjustable rate, caps, floors) relative to the interest rate environment. For example, in a rising interest rate environment, the fair value of a fixed-rate asset will decline whereas the fair value of an adjustable-rate asset, depending on its repricing characteristics, may not decline. In a declining interest rate environment, the converse may be true.

      The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The model assumes estimated loan prepayment rates and reinvestment rates similar to Minden Building and Loan's historical experience. The following sets forth Minden Building and Loan's NPV as of December 31, 2005.

                                 Net Portfolio Value
    ----------------------------------------------------------------------------
                                        Estimated
                                      Net Portfolio
      Change in        Estimated       Value as a                    Change as a
    Interest Rates   Net Portfolio     Percentage        Amount      Percentage
    (basis points)       Value          of Assets      of Change      of Assets
    --------------   -------------    -------------    ---------     -----------
                                 (Dollars in Thousands)
         300             16,942          15.46%         $(5,063)           (23)%
         200             18,979          16.97           (3,026)           (14)
         100             20,741          18.22           (1,264)            (6)
          --             22,005          19.08               --             --
        (100)            22,615          19.46              610              3
        (200)            22,840          19.56              835              4

      As of December 31, 2005, Minden Building and Loan's NPV was $22.0 million, or 19.08% of the market value of assets. Following a 200 basis point assumed increase in interest rates, Minden Building and Loan's "post shock" NPV was estimated to be $19.0 million, or 17.0% of the market value of assets reflecting a decrease of 14% in the NPV ratio.

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

      Qualitative Analysis. Our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates. Minden Building and Loan's fixed-rate loans generally are profitable if interest rates are stable or declining since these loans have yields that exceed its cost of funds. If interest rates increase, however, Minden Building and Loan would have to pay more on its deposits and new borrowings, which would adversely affect its interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, Minden Building and Loan has underwritten its mortgage loans to allow for their sale in the secondary market, implemented a strategy to diversify its loan portfolio by originating more commercial real estate, commercial business, consumer and construction loans, invested in securities with short terms or adjustable rates and increased the amount of core deposits (deposits other than certificates of deposits).

      For the year ending December 31, 2005, Minden Building and Loan originated $7.6 million in commercial real estate loans compared to $4.8 million for the year ending December 31, 2004. Originations of consumer loans increased to $7.1 million in fiscal year 2005 from $5.9 million in fiscal year 2004. Originations of commercial business loans increased to $19.1 million for the year ending December 31, 2005 compared to $12.6 million for the year ending December 31, 2004. Originations of construction loans increased to $6.8 million for the year ending December 31, 2005 from $4.4 million for the year ending December 31, 2004. Minden Building and Loan's commercial real estate, consumer, commercial business and construction loans typically have shorter terms and higher interest rates than its single-family residential mortgage loans.

      Minden Building and Loan's adjustable-rate securities at December 31, 2005 consisted of $20.1 million of mortgage-backed securities and $9.6 million invested in a mutual fund that invests in adjustable-rate mortgage-backed securities compared to $24.3 million of mortgage-backed securities and $8.6 million invested in the mutual fund at December 31, 2004.

      Core deposits amounted to $27.1 million, or 38.2% of total deposits at December 31, 2005, compared to $25.0 million, or 35.4%, at December 31, 2004. Minden Building and Loan's transaction accounts generally have lower interest rates than its certificates of deposit and are considered a more stable source of funds than certificates of deposit.

Changes in Financial Condition

      Assets. The Company's total assets increased by $4.1 million, or 3.8%, to $111.3 million at December 31, 2005 from $107.2 million at December 31, 2004. The increase was primarily due to a $7.5 million, or 12.0%, increase in the net loan portfolio due primarily to a $1.0 million, or 2.7% increase in one-to-four family residential loans, a $3.1 million, or 32.8%, increase in commercial real estate loans, a $498,000, or 5.3%, increase in commercial business loans, and a $1.3 million increase or 23.7% in consumer loans. In addition, the Company's securities available for sale portfolio decreased by $4.1 million, or 12.1%, to $30.0 million at December 31, 2005.

      Single-family loans accounted for 53.6% of Minden Building and Loan's total loan portfolio at December 31, 2005. Minden Building and Loan's one-to-four family residential loans increased to $38.8 million at December 31, 2005. Although single-family residential loans are Minden Building and Loan's primary lending product, originations of commercial real estate, commercial business, consumer and construction loans increased significantly in 2005 due to its increased emphasis on these types of loans and the favorable interest rate environment for its lending products. Commercial real estate loans accounted for 17.4% of Minden Building and Loan's total loan portfolio at December 31, 2005 compared to 14.9% at December 31, 2004. Consumer loans increased to 9.5% of its total loan portfolio at December 31, 2005 compared to 8.8% at December 31, 2004 and construction loans increased to 5.7% of the total loan portfolio at December 31, 2005 compared to 2.3% at December 31, 2004. However, commercial business loans decreased to 13.8% of Minden Building and Loan's total loan portfolio at December 31, 2005 from 14.8% at December 31, 2004. The net loan portfolio amounted to $70.1 million, or 63.0%, of total assets at December 31, 2005, compared to $62.6 million, or 58.4%, of total assets at December 31, 2004. Minden Building and Loan expects continued growth in its loan portfolio in 2006.

      Non-performing assets totaled $260,000 and $768,000 at December 31, 2005 and 2004, respectively, or .2% and .7% of its total assets at such dates and consisted solely of non-performing loans. The non-performing loans consist of non-accrual loans and accruing loans that are contractually past due 90 days or more. The $508,000 decrease in non-performing loans was primarily the result of the decrease from $594,000 to $201,000 accruing loans which were delinquent 90 days, and a decrease to $59,000 in non-accruing loans. Minden Building and Loan's allowance for loan losses amounted to $837,000, or 1.2% of the total loan portfolio and 321.9% of total non-performing loans at December 31, 2005. The allowance for loan losses totaled $877,000, or 1.4% of Minden Building and Loan's total loan portfolio and 114.2% of its total non-performing loans at December 31, 2004.

      Investment securities totaled $31.4 million at December 31, 2005, a decrease of $4.9 million, or 13.5%, from the balance at December 31, 2004. The decline in investment securities was primarily a result of principal repayments and a decline in purchases of mortgage-backed investment securities due to funding of the loan portfolio.

      Cash and cash equivalents, which include interest-earning deposits in other institutions, amounted to $4.0 million, or 3.6% of total assets, at December 31, 2005, compared to $2.9 million, or 2.7% of total assets, at December 31, 2004.

      Stockholders' Equity. The Company's total stockholders' equity increased by $637,000, or 3.5%, in 2005 and amounted to $19.0 million, or 17.1%, of total assets at December 31, 2005. The increase was due primarily to net income of $1.4 million partially offset by a decrease of $428,000 to fund the repurchase shares of the Company's common stock, $184,000 to pay dividends, and a $244,000 decrease in its other comprehensive income due to a decline in the market value of investments. As of December 31, 2005 the Company had repurchased 75,989 shares pursuant to three repurchase programs at an average cost of $20.18 per share.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

      The table below sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) the interest rate spread; and (v) the net interest margin. Information is based on average daily balances during the indicated periods.

                                                                                          Year Ended December 31,
                                                                --------------------------------------------------------------------

                                                                             2005                                  2004
                                                                -------------------------------    ---------------------------------

                                                    Yield/Cost
                                                        at
                                                     December   Average                Average     Average                 Average
                                                     31, 2005   Balance    Interest  Yield/Rate    Balance   Interest    Yield/ Rate
                                                     --------   -------    --------  ----------    -------   --------    -----------
                                                                                     (Dollars in Thousands)
Interest-earning assets:
  Loans receivable, net(1) .......................     7.19%    $ 67,480    $5,103       7.56%     $ 59,801    $4,347       7.27%
  Investment securities(2) .......................     3.83       33,479     1,255       3.75        39,181     1,209       3.09
  Interest-earning deposits ......................     3.11        1,809        79       4.37           853        54       6.33
                                                                 -------     -----                 --------     -----
  Total interest-earning assets ..................     6.05      102,768     6,437       6.26        99,835     5,610       5.62
                                                                             -----       ----                   -----       ----
  Non-interest-earning assets ....................                 9,204                              4,589
                                                                --------                           --------
    Total assets .................................              $111,972                           $104,424
                                                                ========                           ========

Interest-bearing liabilities:
  Deposits .......................................     2.25     $ 61,948     1,439       2.32      $ 69,353     1,330       1.92
  Borrowings .....................................     3.43       21,793       704       3.23        17,264       253       1.47
                                                                 -------     -----                 --------     -----
    Total interest-bearing liabilities ...........     2.54       83,741     2,143       2.56        86,617     1,583       1.83
                                                                             -----       ----                   -----       ----
  Non-interest-bearing liabilities ...............                 9,364                              1,238
                                                                --------                           --------
    Total liabilities ............................                93,105                             87,855
  Total stockholders' equity(3) ..................                18,867                             16,569
                                                                --------                           --------
  Total liabilities and stockholders'  equity ....              $111,972                           $104,424
                                                                ========                           ========

  Net interest income; interest rate spread(4) ...                          $4,294       3.70%                 $4,027       3.79%
                                                                            ======       ====                  ======       ====
  Net interest margin(5) .........................                                       4.18%                              4.03%
                                                                                         ====                               ====
  Average interest-earning assets to average
    interest-bearing liabilities .................                122.72%                            115.26%
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

                                                                                Year Ended December 31,
                                                   ------------------------------------------------------------------------
                                                              2005 vs. 2004                          2004 vs. 2003
                                                   ---------------------------------      ---------------------------------
                                                       Increase                               Increase
                                                      (Decrease)                             (Decrease)
                                                        Due To                                 Due To
                                                   ------------------                      -----------------
                                                                              Total                                 Total
                                                                            Increase                              Increase
                                                   Rate        Volume      (Decrease)      Rate       Volume     (Decrease)
                                                   ----        ------      ----------      ----       ------     ----------
                                                                                  (In Thousands)
Interest-earning assets:
  Loans receivable, net ..................        $ 196         $ 560         $756        $(157)        $324        $ 167
  Investment securities ..................          221          (175)          46          385            9          394
  Interest-earning deposits ..............          (36)           61           25           (2)          16           14
                                                  -----         -----         ----        -----         ----        -----
        Total ............................          381           446          827          226          349          575
                                                  -----         -----         ----        -----         ----        -----
Interest-bearing liabilities:
  Deposits ...............................          248          (139)         109         (120)          12         (108)
  Borrowings .............................          384            67          451          108           32          140
                                                  -----         -----         ----        -----         ----        -----
     Total ...............................          632           (72)         560          (12)          44           32
                                                  -----         -----         ----        -----         ----        -----
  Increase (decrease) in net interest
     income ..............................        $(251)        $ 518         $267        $ 238         $305        $ 543
                                                  =====         =====         ====        =====         ====        =====

      Comparison of Operating Results for the Years Ended December 31, 2005 and 2004

      General. Net income amounted to $1.4 million for the year ended December 31, 2005, a decrease of $12,000, or .9%, from net income recorded for the year ended December 31, 2004. The decrease in earnings resulted primarily from a $294,000 increase in other operating expenses which was partially offset by an $267,000 increase in net interest income and a $15,000 decrease in income tax expense.

      Net Interest Income. Total interest and dividend income amounted to $6.4 million for the year ended December 31, 2005, an increase of $827,000, or 14.7%, over the year ended December 31, 2004. Interest income on loans, including fees, totaled $5.1 million for the year ended December 31, 2005, an increase of $756,000, or 17.4%, over the year ended December 31, 2004. This increase was primarily due to a $7.7 million, or 12.8%, increase in the weighted-average balance of loans outstanding and, to a lesser degree, a 29 basis point increase to 7.56% in the weighted average yield from 2004 to 2005. Interest income on investment securities increased by $46,000, or 3.8%, primarily due a to 66 basis point increase in the weighted-average yield year to year offset in part by a $5.7 million, or 14.6%, decrease in the weighted-average balance outstanding. Income from interest-earning deposits, which consists of overnight funds and interest-bearing demand accounts, increased by $25,000, or 46.3% for the year ended December 31, 2005 compared to the year ended December 31, 2004.

      Total interest expense totaled $2.1 million for the year ended December 31, 2005, an increase of $560,000, or 35.4%, from the amount recorded for the year ended December 31, 2004. Interest expense on deposits increased by $109,000, or 8.2%, due primarily to a 40 basis point increase in the weighted average cost of deposits year to year which was partially offset by a decrease of $7.4 million, or 10.7%, in the weighted-average balance of deposits outstanding. Interest expense on borrowings increased by $451,000, or 178.3%, as a result of a $4.5 million, or 26.2%, increase in the weighted-average balance outstanding year over year and a 176 basis point increase in the weighted-average cost of borrowings year to year.

      As a result of the foregoing changes in interest income and interest expense, net interest income increased by $267,000, or 6.6%, to a total of $4.3 million for the year ended December 31, 2005, compared to $4.0 million for the year ended December 31, 2004. The interest rate spread decreased by 9 basis points to 3.70% in fiscal 2005 from 3.79% in fiscal 2004, and the net interest margin was 4.18% for the year ended December 31, 2005 compared to 4.03% for the year ended December 31, 2004 as the ratio of net interest earning assets increased from 115.3% for 2004 to 122.70% for 2005.

      Provision for Losses on Loans. Minden Building and Loan records a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered to the best of management's knowledge to reflect all known and inherent losses in the loan portfolio at each reporting date. The level of allowance for loan losses is based on management's periodic review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. Based on the above criteria for determining the collectibility of loans and on the management of Minden Building and Loan's estimate as to the known and inherent losses in its loan portfolio that are probable and reasonably estimable at each reporting period, it recorded no additional provisions for loan losses for 2005 and 2004. There can be no assurances that the allowance for loan losses will be sufficient to absorb losses on nonperforming assets or that the allowance will be sufficient to cover losses on nonperforming assets in the future.

      Other Operating Income. Other operating income totaled $321,000 for the year ended December 31, 2005, as compared to $321,000 recorded for the year ended December 31, 2004. There was no net change in other operating income in 2005 compared to 2004.

      Other Operating Expenses. Other operating expenses totaled $2.6 million for the year ended December 31, 2005, an increase of $294,000, or 12.9%, over the total recorded for the year ended December 31, 2004. The increase resulted primarily from a $240,000, or 19.4%, increase in salaries and benefits, a $39,000, or 29.1%, increase in professional fees and supervisory exams and a $26,000, or 5.7%, increase in other general and administration expenses. The increase in salaries and benefits was primarily attributable to increases in both salaries, the fair value of shares of Company common stock held by the Company's employee stock ownership plan released to participants' accounts, and the number of staff members. The increase in professional fees and supervisory examinations was due to increased regulatory compliance and asset growth. Other general and administrative expenses increased primarily do to increased computer cost.

      Income Taxes. Income tax expense totaled $678,000 for the year ended December 31, 2005, a decrease of $15,000, or 2.2%, over the $693,000 for the year ended December 31, 2004. Minden Building and Loan's effective tax rates were 33.2% and 33.5% for the years ended December 31, 2005 and 2004, respectively.

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

      Management believes the allowance for loan losses at December 31, 2005 was at a level to cover the known and inherent losses in the portfolio that were both probable and reasonable to estimate. In the future, management may adjust the level of its allowance for loan losses as economic and other conditions dictate. Management reviews the allowance for loan losses not less than quarterly.

      Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure relating to it in this Management's Discussion and Analysis.

Liquidity and Capital Resources

      The Company maintains levels of liquid assets deemed adequate by management. Its liquidity ratio averaged 25.81% for the quarter ended December 31, 2005. Minden Building and Loan adjusts its liquidity levels to fund deposit outflows, repay its borrowings and to fund loan commitments. The Company also adjusts liquidity as appropriate to meet asset and liability management objectives.

      Minden Building and Loan's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. Minden Building and Loan sets the interest rates on its deposits to maintain a desired level of total deposits. In addition, Minden Building and Loan invests excess funds in short-term interest-earning accounts and other assets, which provide liquidity to meet lending requirements. Minden Building and Loan's deposit accounts with the Federal Home Loan Bank of Dallas amounted to $863,000 and $694,000 at December 31, 2005 and 2004, respectively.

      A significant portion of Minden Building and Loan's liquidity consists of securities classified as available for sale and cash and cash equivalents. Minden Building and Loan's primary sources of cash are net income, principal repayments on loans and mortgage-backed securities and increases in deposit accounts. If Minden Building and Loan requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Dallas which provide an additional source of funds. At December 31, 2005, Minden Building and Loan had $20.5 million in advances from the Federal Home Loan Bank of Dallas.

      At December 31, 2005, Minden Building and Loan had outstanding loan commitments of $13.8 million to originate loans, including loans in process. At December 31, 2005, certificates of deposit scheduled to mature in less than one year, totaled $33.5 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case. In addition, the cost of such deposits could be significantly higher upon renewal, in a rising interest rate environment. Minden Building and Loan intends to utilize its high levels of liquidity to fund its lending activities. If additional funds are required to fund lending activities, Minden Building and Loan intends to sell its securities classified as available for sale as needed.

      Minden Building and Loan is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 3.0% and 8.0%, respectively. At December 31, 2005, Minden Building and Loan exceeded each of its capital requirements with ratios of 15.21%, 15.21% and 29.46%, respectively.

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

      Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3

      In December 2005, the FASB issued SFAS No.154 "Accounting Changes and Error Corrections." SFAS 154 replaces APB 20 and FASB 3 and changes the requirements for the accounting for and reporting a change in accounting principle. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 and did not have a material impact on the Company's financial condition or results of operations.

      Share-Based Payments

      In December 2004, the FASB issued SFAS No. 123R (revised 2004) "Share-Based Payment" (SFAS No. 123). SFAS No.123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires a public entity to measure the cost of employees services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The Statement is effective for public entities that file as a small business issuers as of the beginning of the first interim of annual reporting period that begins after December 15, 2005. The statement will be effective for the Company for the interim reporting period ending March 31, 2006. The Association will have to recognize compensation cost for the unvested portion of the stock options over the period of service beginning in the first quarter of 2006. The anticipated impact of adopting FAS 123R is a net charge to net income of $40,900 per year based upon the current options outstanding.

The Board of Directors
Minden Bancorp, Inc. and Subsidiary
Minden, Louisiana

             Report of Independent Registered Public Accounting Firm
             -------------------------------------------------------

We have audited the accompanying consolidated balance sheets of Minden Bancorp, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Minden Bancorp, Inc. and Subsidiary as of December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the years then ended in conformity with United States generally accepted accounting principles.


Heard, McElroy & Vestal, LLP
Shreveport, Louisiana
January 20, 2006

                      MINDEN BANCORP, INC. AND SUBSIDIARIES
                      -------------------------------------

                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------

                           DECEMBER 31, 2005 AND 2004
                           --------------------------

              A S S E T S                                                                2005                2004
              -----------                                                                ----                ----
                                                                                           (in thousands)
Cash and noninterest-bearing deposits                                             $     1,494          $    1,745
Interest-bearing demand deposits                                                          863                 694
Federal funds sold                                                                      1,675                 500
                                                                                  -----------          ----------
          Total cash and cash equivalents                                               4,032               2,939

Investment securities:
   Securities held-to-maturity (estimated market value of
      $1,323 in 2005 and $2,123 in 2004)                                                1,324               2,097
   Securities available-for-sale, at estimated market value                            30,043              34,174

First National Banker's Bank stock, at cost                                               210                 210
Federal Home Loan Bank stock, at cost                                                   1,160               1,016
Loans, net of allowance for loan losses of $837 in
   2005 and $877 in 2004                                                               70,117              62,600
Accrued interest receivable                                                               558                 512
Premises and equipment, net                                                             3,312               3,079
Other assets                                                                              538                 556
                                                                                  -----------          ----------

Total assets                                                                      $   111,294          $  107,183
                                                                                  ===========          ==========

   LIABILITIES AND STOCKHOLDERS' EQUITY                                                  2005                2004
   ------------------------------------                                                  ----                ----
Liabilities:
------------
   Deposits:
      Noninterest-bearing                                                         $     7,005          $    6,159
      Interest-bearing                                                                 63,816              64,506
                                                                                  -----------          ----------
          Total deposits                                                               70,821              70,665
   Accrued dividends on savings                                                           269                 187
   Deferred federal income taxes                                                          420                 584
   Federal Home Loan Bank advances                                                     20,500              17,200
   Other liabilities                                                                      266                 166
                                                                                  -----------          ----------
          Total liabilities                                                            92,276              88,802

Stockholders' equity:
---------------------
   Preferred stock-$.01 par value; authorized 1,000,000 shares;
      none issued-no rights/preferences set by board                                       --                  --
   Common stock-$.01 par value; authorized 4,000,000 shares;
      1,454,750 shares issued and 1,378,761 shares -2005
      and 1,399,911 shares -2004 outstanding                                               15                  15
   Additional paid-in capital                                                          16,710              16,690
   Retained earnings                                                                    4,284               3,106
   Accumulated other comprehensive income                                                 312                 556
                                                                                  -----------          ----------
                                                                                       21,321              20,367
   Unearned common stock held by Management Recognition
      and Retention Plan (18,850 shares-2005 and 22,518 shares -2004)                    (398)               (462)
   Unallocated common stock held by ESOP (39,278
      shares -2005 and 44,515 shares -2004 unreleased)                                   (368)               (415)
   Treasury stock-at cost (75,989 shares -2005 and 54,839 shares -2004)                (1,537)             (1,109)
                                                                                  -----------          ----------
          Total stockholders' equity                                                   19,018              18,381
                                                                                  -----------          ----------

Total liabilities and stockholders' equity                                        $   111,294          $  107,183
                                                                                  ===========          ==========

                      MINDEN BANCORP, INC. AND SUBSIDIARIES
                      -------------------------------------

                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------

                     YEARS ENDED DECEMBER 31, 2005 AND 2004
                     --------------------------------------

                                                                                         2005                2004
                                                                                         ----                ----
                                                                                  (in thousands except share data)
Interest and dividend income:
----------------------------
   Loans, including fees                                                          $     5,103          $    4,347
   Investments-taxable:
      Securities                                                                          346                 234
      Mortgage-backed securities                                                          850                 940
   Dividends-FHLMC/FHLB                                                                    59                  35
   Other (federal funds/interest-bearing demand)                                           79                  54
                                                                                  -----------          ----------
          Total interest and dividend income                                            6,437               5,610

Interest expense:
-----------------
   Interest-bearing demand deposits                                                        50                  41
   Savings                                                                                207                 197
   Certificates of deposit                                                              1,182               1,092
   Interest on borrowed funds                                                             704                 253
                                                                                  -----------          ----------
          Total interest expense                                                        2,143               1,583
                                                                                  -----------          ----------

          Net interest income                                                           4,294               4,027
   Provision for loan losses-Note 3                                                        --                  --
                                                                                  -----------          ----------
          Net interest income after provision for loan losses                           4,294               4,027

Other operating income:
-----------------------
   Customer service fees                                                                  267                 262
   Gain (loss) on sale of assets                                                           (1)                 38
   Other income                                                                            55                  21
                                                                                  -----------          ----------
          Total other operating income                                                    321                 321

Other operating expenses:
-------------------------
   Salaries and benefits                                                                1,477               1,237
   Office occupancy expense                                                               432                 443
   Professional fees and supervisory examinations                                         173                 134
   SAIF deposit insurance premium                                                          10                  10
   Other general and administrative expenses                                              483                 457
                                                                                  -----------          ----------
          Total other operating expenses                                                2,575               2,281
                                                                                  -----------          ----------

Income before income taxes                                                              2,040               2,067
--------------------------

Income tax expense                                                                        678                 693
------------------                                                                -----------          ----------

Net income                                                                        $     1,362          $    1,374
                                                                                  ===========          ==========
Earnings per share (EPS)                                                          $      1.03          $     1.03
------------------
Diluted EPS                                                                       $       .97          $      .98
-----------



                      MINDEN BANCORP, INC. AND SUBSIDIARIES
                      -------------------------------------

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 -----------------------------------------------

                     YEARS ENDED DECEMBER 31, 2005 AND 2004
                     --------------------------------------

                                                                                                  Accumulated
                                                                   Additional                        Other
                                                      Common         Paid-In        Retained     Comprehensive
                                                      Stock          Capital        Earnings         Income          Total
                                                   ----------     ------------     ----------    -------------    ----------
                                                                                     (in thousands)
Balance December 31, 2003                          $       15      $   16,637      $    1,900      $      514     $   19,066
-------------------------

Net income                                                 --              --           1,374              --          1,374
Change in net unrealized gain
   on securities available for
   sale, net of tax effect of $22                                                          42              42             42
                                                                                   ----------
      Total comprehensive income                                                        1,416
                                                                                   ==========

Dividends ($0.26 per share)                                --              --            (168)             --           (168)
Amortization of awards under Management
   Recognition and Retention Plan (MRRP)                   --              53              --              --             53
                                                   ----------      ----------      ----------      ----------     ----------

Balance December 31, 2004                          $       15      $   16,690      $    3,106      $      556     $   20,367
-------------------------


Net income                                                 --              --           1,362              --          1,362
Change in net unrealized gain
   on securities available for
   sale, net of tax effect of $126                                                       (244)           (244)          (244)
                                                                                   ----------
      Total comprehensive income                                                        1,118
                                                                                   ==========

Dividends ($0.31 per share)                                --              --            (184)             --           (184)
Release 3,668 shares of stock (MRRP)                       --             (65)             --              --            (65)
Release ESOP shares                                        --              38              --              --             38
Purchase of shares (ESOP)                                  --              (6)             --              --             (6)
Amortization of awards under Management
   Recognition and Retention Plan (MRRP)                   --              53              --              --             53
                                                   ----------      ----------      ----------      ----------     ----------

Balance December 31, 2005                          $       15      $   16,710      $    4,284      $      312     $   21,321
-------------------------                          ==========      ==========      ==========      ==========     ==========

                      MINDEN BANCORP, INC. AND SUBSIDIARIES
                      -------------------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

                     YEARS ENDED DECEMBER 31, 2005 AND 2004
                     --------------------------------------

                                                                                        2005                 2004
                                                                                        ----                 ----
                                                                                            (in thousands)
Cash flows from operating activities:
-------------------------------------
   Net income                                                                      $   1,362             $  1,374
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation                                                                      162                  151
       Deferred income taxes                                                             (36)                  36
       MRRP and other expenses                                                            91                   52
       Stock Dividends                                                                   (39)                 (17)
       Net amortization of securities                                                     68                  154
       (Gain) loss on sale of assets                                                       1                  (38)
       Increase in prepaid expenses and accrued income                                   (28)                (138)
       (Increase) (Decrease) in dividends payable and other liabilities                  182                  (85)
                                                                                   ---------             --------
         Net cash provided by operating activities                                     1,763                1,489

Cash flows from investing activities:
-------------------------------------
   Activity in available for sale securities:
     Maturities, prepayments and calls                                                 9,427               15,195
     Purchases                                                                        (5,725)             (14,642)
   Activity in held to maturity securities:
     Maturities, prepayments and calls                                                   763                  239
     Purchases                                                                          (105)              (1,228)
   Net increase in loans                                                              (7,517)              (4,503)
   Purchases of premises and equipment                                                  (395)                (917)
   Other                                                                                  38                   34
                                                                                   ---------             --------
         Net cash used by investing activities                                        (3,514)              (5,822)

Cash flows from financing activities:
-------------------------------------
   Net increase in deposits                                                              156                2,544
   Net increase in advances from FHLB                                                  3,300                3,700
   Treasury Stock purchased                                                             (428)              (1,136)
   Dividends paid                                                                       (184)                (168)
                                                                                   ---------             --------
         Net cash provided by financing activities                                     2,844                4,940
                                                                                   ---------             --------

Net increase in cash and cash equivalents                                              1,093                  607
-----------------------------------------

Cash and cash equivalents at January 1                                                 2,939                2,332
--------------------------------------                                             ---------             --------

Cash and cash equivalents at December 31                                           $   4,032             $  2,939
----------------------------------------                                           =========             ========

                      MINDEN BANCORP, INC. AND SUBSIDIARIES
                      -------------------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

                     YEARS ENDED DECEMBER 31, 2005 AND 2004
                     --------------------------------------

                                                         2005            2004
                                                         ----            ----
                                                          (in thousands)

Supplemental disclosures:
   Interest paid on deposits and borrowed funds      $   2,061      $   1,602
   Income taxes paid                                       608            615

     Noncash investing and financing activities:
       Transfer of loans to real estate owned        $      --      $      --
                                                     =========      =========

       Increase (decrease) in unrealized gain on
         securities available for sale               $    (371)     $      63
                                                     ==========     =========

                      MINDEN BANCORP, INC. AND SUBSIDIARIES
                      -------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                           DECEMBER 31, 2005 AND 2004
                           --------------------------

1.    Summary of Significant Accounting Policies
      ------------------------------------------

      Minden Building and Loan Association (the "Association") is a Louisiana chartered building and loan association. The Association accepts customer demand, savings, and time deposits and provides residential mortgages, consumer and business loans to consumers. The Association is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Association formed Minden Service, Inc. as a wholly-owned subsidiary. Minden Service, Inc.'s sole purpose is to hold real estate for the Association to use for further expansion. The Association is the wholly-owned subsidiary of Minden Bancorp, Inc. (the "Company"). The Company's only significant asset and business activity is its investment in the Association. All intercompany transactions have been eliminated in consolidation of Minden Bancorp, Inc., Minden Building and Loan Association and Minden Service, Inc.

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

      Premises and Equipment. Premises and equipment are stated at cost less accumulated depreciation. The Association records depreciation on property and equipment using accelerated and straight-line methods with lives ranging from 5 to 15 years on furniture, fixtures and equipment and to 40 years on its building.

      Income Taxes. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and give current recognition to changes in tax rates and laws.

      Advertising Costs. Advertising costs are expensed as incurred. Such costs (in thousands) amounted to approximately $54 and $67 for 2005 and 2004, respectively, and are included in other operating expense.

      Reclassifications. Certain amounts previously reported in the Company's financial statements have been reclassified to conform to current classifications, with no effect on previously reported net income or equity.

      Earnings per share (ESP). EPS is calculated based upon 1,324,753 average weighted common shares outstanding stock less ESOP shares not released less treasury stock at December 31, 2005, and 1,332,878 average weighted shares outstanding stock less ESOP shares not released less treasury stock at December 31, 2004.

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

      During 2005, the FASB issued the following statements: No. 154, Accounting Changes and Error Corrections, No. 155, Accounting for Certain Hybrid Financial Instruments and No. 156, Accounting for Servicing of Financial Assets. Also, the FASB issued several Staff Positions (FSPs); however, none of those were applicable to the Association. These statements are not expected to have a material impact on the Association's financial statements.

2.    Investment Securities

      Securities held-to-maturity consist of the following (in thousands) at December 31, 2005 and 2004:

                                                             2005
                                  -----------------------------------------------------------
                                                     Gross           Gross         Estimated
                                   Amortized      Unrealized      Unrealized        Market
                                      Cost           Gains          Losses           Value
                                  -----------     -----------     -----------     -----------
      GNMA                                 58              --              --              58
      FNMA                                348               1               2             347
      FHLMC                                18              --              --              18
      Certificates of deposit             900              --              --             900
                                  -----------     -----------     -----------     -----------
                                  $     1,324     $         1     $         2     $     1,323
                                  ===========     ===========     ===========     ===========

                                                             2004
                                  -----------------------------------------------------------
                                                     Gross           Gross         Estimated
                                   Amortized      Unrealized      Unrealized        Market
                                      Cost           Gains          Losses           Value
                                  -----------     -----------     -----------     -----------
      GNMA                                 77               1              --              78
      FNMA                                987              27               2           1,012
      FHLMC                                23              --              --              23
      Certificates of deposit           1,010              --              --           1,010
                                  -----------     -----------     -----------     -----------
                                  $     2,097     $        28     $         2     $     2,123
                                  ===========     ===========     ===========     ===========

      Securities available-for-sale consist of the following (in thousands):

                                                                            2005
                                         ------------------------------------------------------------------------
                                                                  Gross               Gross            Estimated
                                            Amortized          Unrealized          Unrealized            Fair
                                              Cost                Gains              Losses             Value
                                         --------------       -------------       -------------       -----------
        Shay Asset Fund-ARM              $        9,617       $          --       $         209     $       9,408
        FHLMC voting stock                           12                 811                  --               823
        Agencies                                     --                  --                  --               --
        Municipals                                  230                  --                   3               227
        FNMA ARM pools                           10,699                  17                  84            10,632
        FHLMC ARM pools                           5,687                  25                  33             5,679
        GNMA ARM pools                            3,325                  --                  51             3,274
                                         --------------       -------------       -------------     -------------
                                         $       29,570       $         853       $         380     $      30,043
                                         ==============       =============       =============     =============

                                                                           2004
                                         ------------------------------------------------------------------------
                                                                  Gross               Gross            Estimated
                                           Amortized           Unrealized           Unrealized            Fair
                                              Cost                Gains               Losses              Value
                                         --------------       -------------       -------------       -----------
        Shay Asset Fund-ARM              $        8,697       $          --       $          87     $       8,610
        FHLMC voting stock                           12                 928                  --               940
        Agencies                                    498                  17                  --               515
        Municipals                                  230                   2                  --               232
        FNMA ARM pools                           13,579                  44                  44            13,579
        FHLMC ARM pools                           5,815                  32                   9             5,838
        GNMA ARM pools                            4,499                   2                  41             4,460
                                         --------------       -------------       -------------     -------------
                                         $       33,330       $       1,025       $         181     $      34,174
                                         ==============       =============       =============     =============

      The amortized cost and estimated market value (in thousands) of investment securities at December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                  Available for Sale                      Held to Maturity
                                         ----------------------------------       -------------------------------
                                            Amortized              Fair              Amortized           Fair
                                              Cost                 Value               Cost              Value
                                         --------------       -------------       -------------     -------------
      One year or less                   $        9,617       $       9,408       $         100     $         100
      After 1 year thru 5 years                      --                  --                 834               835
      After 5 years thru 10 years                   535                 526                  69                70
      After 10 years                             19,418              20,109                 321               318
                                         --------------       -------------       -------------     -------------
                                         $       29,570       $      30,043       $       1,324     $       1,323
                                         ==============       =============       =============     =============

      At December 31, 2005, investment securities (in thousands) with a financial statement carrying amount of $2,348 were pledged to secure public deposits. No gain or loss was recognized on investments in 2005 or 2004. Maturities and calls are detailed on the statement of cash flows.

3.    Loans and Allowance for Loan Losses

      The composition of the Association's loan portfolio at December 31, 2005 and 2004, is as follows (in thousands):

                                                                             2005                     2004
                                                                             ----                     ----
         First mortgage conventional loans:
           Secured by one-to-four-family residences               $        38,746            $      37,711
         Commercial real estate                                            12,570                    9,468
         Commercial business                                                9,933                    9,435
         Consumer loans (including overdrafts of
           $50 and $25)                                                     5,431                    3,815
         Consumer loans secured by deposits                                 1,439                    1,759
         Construction loans                                                 4,113                    1,477
                                                                  ---------------            -------------
               Total                                                       72,232                   63,665
         Less-allowance for loan losses                                      (837)                    (877)
               Unfunded construction loan commitments                      (1,278)                    (188)
                                                                  ---------------            -------------
               Loans, net                                         $        70,117            $      62,600
                                                                  ===============            =============

      Changes in the allowance for loan losses are summarized as follows (in thousands):

                                                                             2005                     2004
                                                                             ----                     ----
         Balance, January 1                                       $           877            $         893
         Provision for loan losses                                             --                       --
         Loans charged off-net of recoveries                                  (40)                     (16)
                                                                  ---------------            -------------
         Balance, December 31                                     $           837            $         877
                                                                  ===============            =============

      The Association charges a flat rate for the origination or assumption of a loan. These fees are designed to offset direct loan origination costs and the net amount, if material, is deferred and amortized, as required by SFAS 91.

      The Association's lending activity is concentrated within Webster Parish, Louisiana. The majority of loans extended in this lending area are for one-to-four-family dwelling units; however, the Association is continuing to expand its lending activities with respect to commercial real estate, commercial business and consumer loans. See above for detail. The Association requires collateral sufficient in value to cover the principal amount of the loan. Such collateral is evidenced by mortgages on property held and readily accessible to the Association.

4.    Accrued Interest Receivable

      Accrued interest receivable at December 31, consists of the following (in thousands):

                                                                             2005                     2004
                                                                             ----                     ----

           Loans                                                  $           452            $         395
           Mortgage-backed securities                                         101                      103
           Investment securities and other                                      5                       14
                                                                  ---------------            -------------
                  Total accrued interest receivable               $           558            $         512
                                                                  ===============            =============

5.    Premises and Equipment

      Premises and equipment are summarized as follows (in thousands):

                                                                             2005                     2004
                                                                             ----                     ----
           Land and buildings                                     $         3,416            $       3,152
           Furniture, fixtures and equipment                                  648                      540
                                                                  ---------------            -------------
                  Total                                                     4,064                    3,692
           Less-accumulated depreciation                                     (752)                    (613)
                                                                  ---------------            -------------
                  Net premises and equipment                      $         3,312            $       3,079
                                                                  ===============            =============

      Included in land and buildings is $902 (in thousands) of land and construction cost related to the Homer Road property. The Association is building a new main office there which should be completed in late 2006. The total anticipated cost of the project is $3.5 million.

6.    Deposits

      Deposits as of December 31 are summarized as follows (in thousands):

                                                                             2005                     2004
                                                                             ----                     ----
         Demand deposit accounts (including official
           checks of $746 in 2005 and $955 in 2004)               $        14,244            $      11,006
         Passbook savings                                                  12,812                   14,022
         Certificates of deposit:
           1.00% - 1.99%                                                       --                    4,642
           2.00% - 2.99%                                                    9,725                   37,178
           3.00% - 3.99%                                                   26,139                    3,817
           4.00% - 4.99%                                                    7,901                       --
                                                                  ---------------            -------------
           Total certificates of deposit                                   43,765                   45,637
                                                                  ---------------            -------------
                  Total deposits                                  $        70,821            $      70,665
                                                                  ===============            =============

      Scheduled maturities of certificates of deposit at December 31, 2005 are as follows (in thousands):

                                              2006                2007               2008                Total
                                              ----                ----               ----                -----
        1.00% - 1.99%                $          --      $           --      $          --        $          --
        2.00% - 2.99%                        9,636                  88                 --                9,724
        3.00% - 3.99%                       19,934               6,155                 50               26,139
        4.00% - 4.99%                        3,925               3,725                252                7,902
                                     -------------      --------------      -------------        -------------
                                     $      33,495      $        9,968      $         302        $      43,765
                                     =============      ==============      =============        =============

      Included  (in  thousands)  in deposits  at December  31, 2005 and 2004 are
      $11,809  and  $12,410,   respectively,   of  certificates  of  deposit  in
      denominations of $100 (in thousands) or more.

7.    Federal Income Taxes

Federal income tax expense applicable to net income for the years ended December 31, 2005 and 2004 was as follows (in thousands):

                                                                             2005                     2004
                                                                             ----                     ----
               Current                                            $           714            $         657
               Deferred                                                       (36)                      36
                                                                  ---------------            -------------
                                                                  $           678            $         693
                                                                  ===============            =============

      Total income tax expense (in thousands) differed from the amounts computed by applying the U.S. federal income tax rate of 34% in 2005 and 2004 to income before taxes as a result of the following:

                                                                          2005                 2004
                                                                          ----                 ----
        Expected income tax expense                                         34%                  34%
        Nontaxable income-FHLB stock dividend                              (.7)                 (.5)
        Difference between financial and tax additions
          to allowance for loan losses                                     (.6)                  --
        Nondeductible expenses and other                                    .5                   --
                                                                  ------------            ---------
               Effective tax rates                                       3 3.2%                33.5%
                                                                  ============            =========

      The components of net deferred tax liability are as follows (in thousands):

                                                                          2005                 2004
                                                                          ----                 ----
        Deferred tax liabilities:
          Net unrealized gain on available for
            sale securities                                       $        161            $     287
          Federal Home Loan Bank stock                                      98                  100
          Depreciation                                                     131                  161
          Compensation/other                                                30                   34
                                                                  ------------            ---------
               Deferred tax liability                             $        420            $     582
                                                                  ============            =========

      In computing federal taxes on income under provisions of the Internal Revenue Code in years past, earnings appropriated by savings and loan associations to general reserves were deductible in arriving at taxable income if certain conditions were met. Retained earnings appropriated to federal insurance reserve at December 31, 2005 and 2004 (in thousands), includes appropriations of net income of prior years of $1,296, for which no provision for federal income taxes has been made. If this portion of the reserve is used for any purpose other than to absorb losses, a tax liability will be imposed upon the Association at the then current federal income tax rate.

8.    Federal Home Loan Bank Advances

      Federal Home Loan Bank (FHLB) advances represent short-term fixed-rate borrowings from the Federal Home Loan Bank of Dallas. The Association has borrowed funds for periods from overnight to four and one-half months. Interest rates paid on the advances vary by term and are set by the Federal Home Loan Bank. Total advances outstanding at December 31, 2005 and 2004 (in thousands) amount to $20,500 and $17,200, respectively. The advances bear interest at rates of 4.2% as of December 31, 2005 and 2.28% to 1.98% as of December 31, 2004.

      The Association has an available line of credit with the FHLB of Dallas of $54 million at December 31, 2005 with $33.5 million available for use.

9.    Pension/ESOP Plan

      In 2001, the Association adopted a 401(k) retirement plan and discontinued its "SEP" plan, covering all employees based upon a year of service. The plan provides for a 2% employer contribution (based upon compensation) with a match of the employees contribution up to 6% based upon Board approval. Plan contributions (in thousands) for 2005 and 2004 were $44 and $30, respectively.

      The Company established an ESOP and loaned (in thousands) the ESOP $524 to purchase 52,371 shares of common stock, which amounted to 3.8% of the outstanding shares at December 31, 2005. The Company has received payments (in thousands) of $99 of which $35 thousand was interest. The remaining balance due (in thousands) of $368 is payable over nine years at (in thousands) $66 per year including interest. The quarterly payments (in thousands) are $16.5 and annually aggregate $66 (in thousands). The Association made contributions to ESOP to enable it to make the note payment (in thousands) of $66 and $66 in 2005 and 2004, respectively, which is included in salaries and benefits on the income statement. As the note is paid, the shares will be released and allocated to the participants of the ESOP. As of December 31, 2005, 13,093 of those shares had been released. The market value (in thousands) of the unreleased ESOP shares at December 31, 2005 was $786.

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

      Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Association meets all capital adequacy requirements to which it is subject.

      As of December 31, 2005, the most recent notification from the Office of Thrift Supervision categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Association must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. The Association's actual capital amounts and ratios are also presented in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                                                                    To Be Well
                                                                                                Capitalized Under
                                                                          For Capital           Prompt Corrective
                                                  Actual               Adequacy Purposes:       Action Provisions:
                                             -----------------         ------------------       ------------------
                                             Amount      Ratio         Amount      Ratio         Amount      Ratio
                                             ------      -----         ------      -----         ------      -----
      As of December 31, 2005
        Total capital (to Risk-
          Weighted Assets)                   17,888     29.46%        >=4,858     >=8.0%        >=6,072    >=10.0%
        Core (Tier I) Capital (to
          Risk Weighted Assets)              16,857     27.76%        >=2,429     >=4.0%        >=3,643     >=6.0%
        Core (Tier I) Capital (to
          Total Assets)                      16,857     15.21%        >=3,325     >=3.0%        >=5,541     >=5.0%
        Tangible Capital
          (to Total Assets)                  16,857     15.21%        >=1,662     >=1.5%            N/A        N/A

11.   Related Party Transactions

      At December 31, 2005 and 2004, certain officers, directors, or companies in which they have 10% or more beneficial ownership were indebted to the Association in the approximate aggregate amounts (in thousands) of $1,729 and $1,522, respectively. During the year ended December 31, 2005, total principal additions (in thousands) were $1,250 and total principal payments were $1,043. Such parties held deposits in the Association in the approximate amounts (in thousands) of $2,559 and $2,272 at December 31, 2005 and 2004, respectively.

12.   Commitments and Contingencies

      In the ordinary course of business, the Association has outstanding commitments on which management does not anticipate losses. They include, among other things, commitments to extend credit and letters of credit undertaken in the normal course of business. As of December 31, 2005 and 2004 (in thousands), the Association had $13,867 and $9,439, respectively, of loan commitments and lines of credit outstanding, including loans in process.

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

      The estimated fair values, and related carrying or notional amounts, of the Company's financial instruments are as follows:

                                                                                December 31,
                                                     -------------------------------------------------------------
                                                                  2005                              2004
                                                     -----------------------------      --------------------------
                                                       Carrying            Fair           Carrying          Fair
                                                        Amount            Value            Amount          Value
                                                        ------            -----            ------          -----
                                                                             (in thousands)
      Financial assets:
        Cash and cash equivalents                    $      4,032      $     4,032      $      2,939    $    2,939
        Securities available for sale                      30,043           30,043            34,174        34,174
        Securities held to maturity                         1,324            1,323             2,097         2,123
        FNBB and FHLB stock                                 1,370            1,370             1,226         1,226
        Loans, net                                         70,117           69,627            62,600        63,539
        Accrued interest receivable                           558              558               512           512

      Financial liabilities:
        Deposits                                           70,821           70,821            70,665        70,665
        Accrued interest payable                              269              269               187           187
        Federal Home Loan Bank advances                    20,500           20,500            17,200        17,200

                                                                              December 31,
                                                     -------------------------------------------------------------
                                                                  2005                              2004
                                                     -----------------------------      --------------------------
                                                       Carrying            Fair           Carrying          Fair
                                                        Amount            Value            Amount          Value
                                                        ------            -----            ------          -----
                                                                             (in thousands)
      Off-balance sheet credit related to financial
       instruments:
          Commitments to extend credit                     13,867           13,867             9,439         9,439

      Off-balance sheet derivative financial instruments:  N/A

14.   Segment Reporting

      The Company, due to its size (both assets and employees), has only one reportable segment. The Association reports its lending activities (mortgages, consumer and commercial) as one segment. It does not operate as multiple segments nor does it manage or report as other than one segment.

      The Company does not have a single external customer from which it derives 10% or more of its revenue. Refer to Note 3 for the one geographical area it operates in.

15.   Other Assets

      Other assets consist of the following (in thousands):

                                                 2005            2004
                                                 ----            ----

         Cash value of life insurance     $       359     $       311
         Prepaid expenses                         161             245
                                          -----------     -----------
                                          $       520     $       556
                                          ===========     ===========

16.   Stock Based Benefit Plans

      The Company established the 2003 Recognition and Retention Plan and Trust Agreement ("RRP"), which is a stock-based incentive plan. The RRP was approved by the shareholders at the Company's annual meeting held May 15, 2003.

      The Company authorized 26,186 shares of the Company's common stock to be awarded under the RRP. The Company had purchased 26,186 shares in the open market to fund the RRP as of December 31, 2004. Shares subject to awards under the RRP shares vest at 20% per year under the plan. As of December 31, 2005, awards covering 18,854 shares had been made and as of 2004 awards covering 18,354 shares had been made. During 2005 and 2004, 3,668 shares vested and were issued. As a result, expense for this plan is being amortized over a 60- month period and is based upon the market value of the Company's stock as of the grant date of the awards which was $15.375 with respect to all of the currently outstanding awards. Compensation (in thousands) under the RRP for the years ended December 31, 2005 and 2004 was $53 each year and was included in salaries and benefits.

      The Company established the 2003 Stock Option Plan (the "Option Plan") under which 65,464 shares of Company stock are reserved for the grant of stock options to directors, officers and employees. The Option Plan provides for vesting to participants at 20% per year. The options expire in ten years.

      The exercise price of the options is equal to the fair market value of the common stock on the grant date which was $15.375 with respect to all the currently outstanding options. Options covering 51,885 shares were outstanding as of December 31, 2005. The Company issued 2,000 options in 2005 that vest over a five year period. Forty percent of the (19,954) options were exercisable as of December 31, 2005 an increase of 9,977 shares over 2004.

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

      Financial Account Standards Board (FASB) Statement No. 123, Accounting for Stock-Based Compensation (FAS No. 123) and amended by FAS No. 123R requires pro forma net income and earnings per share based upon the fair value method of accounting for stock-based compensation plans. In 2006, APB 25 will no longer be applicable and only FAS No. 123R will be used to account for options. The Association will have to recognize compensation cost for the unvested portion of the stock options over the period of service beginning in the first quarter of 2006. The anticipated impact of adopting FAS 123R is a net charge to net income of $40,900 per year based upon the current options outstanding.

      If the Company had elected to recognize compensation based upon the fair value method prescribed by Statement No. 123, the Company's net income and per share would have been adjusted to the pro forma amounts indicated below (in thousands, except per share amounts):

                                                       Year Ended
                                                   December 31, 2005
                                                   -----------------
           Net income, as reported                      $1,362
           Pro forma net income                         $1,321
           Diluted income per share, as reported
                                                        $ 0.97
           Pro forma diluted income per share           $ 0.94

      The pro forma adjustments shown above are not indicative of future period pro forma adjustments when the calculation will reflect all applicable stock options. The fair value of Company options at the date of grant was estimated using the Black-Scholes option-pricing model with assumptions as follows: volatility, 30.07%, risk free interest rate, 3.53%, dividends yield, 1.0% and weighted-average expected life of the options, 10 years.

17.   Supplemental  Retirement  Agreements

      The Association has entered into supplemental executive retirement agreements (the Agreements) with three key executives. The Agreements provide for aggregate monthly retirement benefits in the amount of $5,000 per month for ten years and $2,000 per month for fifteen years from the date they retire. Refer to the agreements for more details. As of December 31, 2005, a liability of $17,217 was accrued for the Agreements.



18.   Subsequent  Event

      The Company purchased an insurance agency in early 2006. The purchase price (in thousands) was $370 thousand with $300 thousand in cash and $70 thousand reserved in an escrow account. The amount in escrow will be paid out over 5 years based upon certain earnings goals. A director of the Company owned 25% of the Agency purchased.

                        DIRECTORS AND EXECUTIVE OFFICERS
================================================================================

                                    Directors
                                    ---------

A. David Evans                             Russell A. Adams
President and Chief Executive Officer      Retired

John B. Benton, Jr.                        John P. Collins
Retired                                    Owner, A. J. Price, Inc.

Michael S. Harper                          A. Loye Jones
Owner, Harper Motors, Inc.                 Owner, Loye's Pharmacy, Inc.
Owner, Julian Foy Motors, Inc.

F. Dare Lott, Jr.                          Michael W. Wise
Owner, Minden Animal Clinic                CPA, Jamieson Wise and Martin

R. E. Woodard, III
CFP, Lincoln Financial Group

                               Executive Officers
                               ------------------

A. David Evans                             Becky T. Harrell
President and Chief Executive Officer      Chief Financial Officer and Treasurer

                               Michael P. Burton
                               Senior Vice President and Secretary

                  BANKING LOCATIONS AND STOCKHOLDER INFORMATION
================================================================================

                                Banking Locations
                                -----------------

      Minden Bancorp, Inc. is a federally chartered thrift holding company conducting business through its wholly owned subsidiary, Minden Building and Loan Association. Minden Building and Loan Association is a Louisiana-chartered, SAIF-insured stock building and loan association operating through its office in Minden, Louisiana.

                                   Main Office
                                   -----------

                                 415 Main Street
                             Minden, Louisiana 71055

                                 Annual Meeting
                                 --------------

      The Annual Meeting of Stockholders of Minden Bancorp, Inc. will be held on May 9, 2006, at 8:15 a.m., Central Time, in the main office of Minden Building and Loan Association located at 415 Main Street, Minden, Louisiana.

                            Transfer Agent/Registrar
                            ------------------------

                         Registrar and Transfer Company
                                10 Commerce Drive
                           Cranford, New Jersey 07016
                                 (908) 272-8511

                              Stockholder Requests
                              --------------------

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