Form 10KSB, Exhibit 13
period 2006-12-31
MINDEN BANCORP INC
filed 2007-04-02
CIK 1169352

EXHIBIT 13







                              MINDEN BANCORP, INC.

                               2006 ANNUAL REPORT

                                 TO STOCKHOLDERS

                                TABLE OF CONTENTS
                                -----------------

                                                                                                  Page
President's Letter to Stockholders..................................................................1

Business of Minden Bancorp, Inc.....................................................................2

Market Price of Minden Bancorp Common Shares and Related Stock Matters..............................3

Selected Consolidated Financial and Other Data......................................................4

Management's Discussion and Analysis of Financial Condition and Results of Operations ..............6

Report of Independent Registered Public Accounting Firm............................................18

Consolidated Balance Sheets........................................................................19

Consolidated Statements of Income..................................................................21

Consolidated Statements of Stockholders' Equity....................................................22

Consolidated Statements of Cash Flows..............................................................23

Notes to Consolidated Financial Statements.........................................................25

Directors and Executive Officers...................................................................40

Banking Locations and Stockholder Information......................................................41

                       PRESIDENT'S LETTER TO STOCKHOLDERS
                       ----------------------------------

            On behalf of your board of directors, senior management, and all of our staff, it is our pleasure to deliver our fifth annual report that details the Company's performance in 2006.

            In May of this year, Minden will begin its 98th consecutive year of providing financial services to the city of Minden and neighboring communities in northwestern Louisiana. The completion of our mutual holding company reorganization and stock offering in 2002 which raised net proceeds of $5.4 million positioned our bank to expand the services it offered and provide more convenience. In January 2006, Minden acquired Woodard Walker Insurance Agency, one of the area's leading property and casualty insurance agencies. In early March 2007, the much anticipated move to our new main office became a reality. This three acre site is now home to our 16,000 square foot main office located at 100 MBL Bank Drive. In early April 2007, Woodard Walker Insurance Agency will move its operations to 415 Main Street. This location will not only be home to the agency, but will house our first branch as well. This addition enables Minden to offer nine drive through teller lanes, seven inside teller stations, three 24-hour ATM cash machines, and provide expertise in business and personal insurance lines. The new office provides the most current, convenient, and comfortable approach to banking in our communities. Additionally, Minden's name has changed to the more current and updated name of "MBL Bank". Both locations will proudly carry the new name. With two full service offices in our community, we are poised for solid growth.

            Our commitment to repurchase our stock remains strong. Currently, we are in our third repurchase program covering 29,000 shares, having purchased 39,278 shares in our first repurchase program and 31,000 shares in the second repurchase program. By the end of December 2006, we had repurchased approximately 10,611 shares in our third program at an average cost of $21.09 per share. We will continue to evaluate strategies to enhance stockholder value.

            Our financial performance continued to be strong in 2006. While net income decreased slightly by $27,000 from a year earlier, the $1.3 million in net income still stands out as one of our best years. Challenges presented by the "inverted yield curve", a financial term best defined by short term rates paying more than long term rates, were managed profitably. The yield curve pressure and an increase in interest and operating expenses that offset the growth in the loan portfolio were the reasons for the decrease. Our assets grew to $116.0 million, a 4.2% increase from total assets of $111.3 million at December 31, 2005, due primarily to a $4.8 million increase in our net loan portfolio.

            2007 promises to be both an exciting and a challenging year. Our board, senior management, and staff are ready for the potential and opportunity. We will continue to build upon the momentum to further position ourselves to leverage Minden's strengths, seize new opportunities for increased profitability, and build upon our growing franchise value.

            Thank you for the trust you have placed in us.


                                       /s/ A. David Evans
                                       ------------------
                                       A. David Evans
                                       President and Chief Executive Officer

                        BUSINESS OF MINDEN BANCORP, INC.
                        --------------------------------

            Minden Bancorp, Inc., a federal corporation ("Minden Bancorp" or the "Company), is a unitary savings and loan holding company which owns all of the outstanding shares of common stock of MBL Bank, formerly known as Minden Building and Loan Association ("Minden" or the "Association"), a Louisiana-chartered building and loan association.

            Founded in 1910, Minden is a community and customer oriented stock savings association that conducts business out of its main office and an additional full-service branch office, both located in Minden, Louisiana. The Association's business consists principally of attracting deposits from the general public and using those funds to originate one-to-four-family residential loans, commercial real estate loans, commercial business loans and consumer loans. Minden's profitability depends primarily on its net interest income, which is the difference between the income it receives on loans and other assets and its cost of funds, which consists of the interest paid on deposits and borrowings. At December 31, 2006, the Company had total assets of $116.0 million, total liabilities of $95.8 million, including deposits of $75.5 million, and total stockholders' equity of $20.2 million.

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

            The Company is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"). As a Louisiana-chartered institution, Minden is subject to the regulation, supervision and examination by the Louisiana Office of Financial Institutions as well as to the jurisdiction of the OTS as its primary federal regulator and the Federal Deposit Insurance Corporation ("FDIC), which administers the Deposit Insurance Fund. The FDIC insures deposits in Minden up to applicable limits.

                         MARKET PRICE OF MINDEN BANCORP
                  COMMON SHARES AND RELATED STOCKHOLDER MATTERS
                  ---------------------------------------------

            Minden Bancorp's common shares have been listed on the Over-the-Counter Electronic Bulletin Board since July 2, 2002, under the symbol "MDNB." Presented below are the high and low quarterly trading prices for Minden Bancorp's common shares for the period from January 1, 2005 to December 31, 2006. Such prices do not include retail financial markups, markdowns or commissions and may not represent actual transactions.

                 2006                                         High      Low

    ------------------------------------------------------------------------
    Quarter ended:
       March 31, 2006                                        $21.85   $20.50
       June 30, 2006                                         $22.00   $21.02
       September 30, 2006                                    $22.20   $21.00
       December 31, 2006                                     $22.00   $21.00
    ------------------------------------------------------------------------

                 2005                                         High      Low

    ------------------------------------------------------------------------
    Quarter ended:
       March 31, 2005                                        $22.00   $19.00
       June 30, 2005                                         $20.50   $19.00
       September 30, 2005                                    $21.00   $20.05
       December 31, 2005                                     $21.00   $20.30
    -------------------------------------------------------------------------

As of February 28, 2007, Minden Bancorp had 1,376,666 common shares outstanding held of record by approximately 220 stockholders. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others. The Company paid dividends $0.08 per share as of record date January 26, 2006, and $0.09 per share as of record dates April 25, 2006, July 25, 2006, and October 26, 2006 for a total of $0.35 per share for the year ended December 31, 2006. Dividends totaled $0.31 per share for the year ended December 31, 2005.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

   Selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the Consolidated Financial Statements and related Notes, appearing elsewhere herein.

                                                      At December 31,
                                                      ---------------

                                                      2006       2005
                                                      ----       ----

                                                   (Dollars in Thousands)

         Selected Balance Sheet and Other Data:

         Total assets ...........................   $115,966   $111,294
         Cash and cash equivalents(1) ...........      2,445      4,032
         Investment securities available for sale     28,211     30,043
         Investment securities held to maturity .      1,108      1,324
         Loans receivable, net ..................     74,963     70,117
         Total deposits .........................     75,523     70,821
         FHLB advances ..........................     19,000     20,500
         Total stockholders' equity .............     20,160     19,018
         Number of full service offices .........          1          1

                                                  Year Ended December 31,
                                                  -----------------------

                                                      2006       2005
                                                      ----       ----

                                                        (In Thousands)

         Selected Operating Data:

         Total interest income ..................   $  7,423   $  6,437
         Total interest expense .................      3,229      2,143
                                                    --------   --------
         Net interest income ....................      4,194      4,294
         Provision for loan losses ..............         95         --
                                                    --------   --------
         Net interest income after
         provision for loan losses ..............      4,099      4,294
         Total other operating income ...........        848        321
         Total other operating expense ..........      2,944      2,575
                                                    --------   --------
         Income before income taxes .............      2,003      2,040
         Income tax expense .....................        668        678
                                                    --------   --------
         Net income .............................   $  1,335   $  1,362
                                                    ========   ========

                          (Footnotes on following page)

                                                        At or for the Year Ended
                                                              December 31,
                                                        ------------------------

                                                           2006       2005
                                                           ----       ----

Selected Operating Ratios(2):

Performance Ratios:
Return on average assets .............................      1.16%      1.21%
Return on average equity .............................      7.83       7.28
Equity to assets at end of period ....................     17.38      17.09
Interest rate spread(3) ..............................      3.22       3.70
Net interest margin(3) ...............................      3.90       4.18
Average interest-earning assets to
   average interest-bearing liabilities ..............    122.72     122.72
Net interest income after provision for loan losses to
   total other operating expenses ....................    139.23     166.14
Total other operating expenses to average total assets      2.56       2.30
Asset Quality Ratios:
Non-performing loans to total loans at end of
   of period(4) ......................................       0.3        0.4
Non-performing assets to
   total assets at end of period(4) ..................       0.2        0.2
Allowance for loan losses to total
   loans at end of period(4) .........................       1.2        1.2
Allowance for loan losses to total non-performing
   loans at end of period(4) .........................     359.0      321.9
Capital Ratios:(5)
Tangible capital ratio ...............................     15.91%     15.21%
Core capital ratio ...................................     15.91      15.21
Total capital ratio ..................................     29.18      29.46

----------------------
(1)   Consists of cash and short-term interest-bearing deposits.

(2) With the exception of end of period ratios, all ratios are based on average daily balances.

(3) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.

(4) Non-performing loans consist of non-accrual loans and accruing loans that are contractually past due 90 days or more, and non-performing assets consist of non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof. MBL Bank had no real estate owned at either date.

(5)   Percentages relate to MBL Bank.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                  ---------------------------------------------

General

      The Company's profitability depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, investment securities and interest-earning deposits in other institutions, and interest expense on interest-bearing deposits and borrowings from the Federal Home Loan Bank of Dallas. The Company's net interest income is dependent upon the relative levels of yields earned on interest-earning assets and rates paid on interest-bearing liabilities. The Company's profitability also depends, to a lesser extent, on other operating income, the amount of the provision for loan losses, other operating expenses and income tax expense. The Company had net income of $1.3 million in 2006 and $1.4 million in 2005.

      The Company's primary asset is MBL Bank, formerly known as Minden Building and Loan Association. Historically, MBL Bank's business has consisted primarily of originating single-family real estate loans secured by property in its market area. Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction, commercial business and consumer loans. MBL Bank's loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook accounts and other core deposit accounts. The combination of these factors has resulted in relatively low interest rate spreads and returns on equity. Although in recent years MBL Bank has significantly increased the amount of commercial real estate, consumer and commercial business loans originated, MBL Bank presently anticipates that its business will continue to primarily consist of originating single-family real estate loans funded by deposits.

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

Exposure to Changes in Interest Rates

      MBL Bank's ability to, in large part, maintain net interest income depends upon its ability to earn a higher yield on interest-earning assets than the rates it pays on deposits and borrowings. MBL Bank's interest-earning assets consist primarily of long-term residential mortgage loans which have fixed rates of interest. Consequently, MBL Bank's ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise and interest-bearing liabilities reprice more quickly than assets. In addition, MBL Bank may be particularly susceptible to the risk of rising interest rates since long-term, fixed-rate mortgage loans continue to make up the dominant portion of its interest-earning assets.

      Quantitative Analysis. The Office of Thrift Supervision provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity. Management reviews the quarterly reports from the Office of Thrift Supervision which show the impact of changing interest rates on net portfolio value ("NPV"). NPV is defined as the net present value of the expected future cash flows of an entity's assets and liabilities and, therefore, theoretically represents the market value of MBL Bank's net worth. Increases in the value of assets will increase the NPV whereas decreases in the value of assets will decrease the NPV. Conversely, increases in the value of liabilities will decrease the NPV whereas decreases in the value of liabilities will increase the NPV. The changes in the values of assets and liabilities due to changes in interest rates reflect the interest rate sensitivity of those assets and liabilities as their values are derived from the characteristics of the asset or liability (i.e., fixed rate, adjustable rate, caps, and floors) relative to the interest rate environment. For example, in a rising interest rate environment, the fair value of a fixed-rate asset will decline whereas the fair value of an adjustable-rate asset, depending on its repricing characteristics, may not decline. In a declining interest rate environment, the converse may be true.

      The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The model assumes estimated loan prepayment rates and reinvestment rates similar to MBL Bank's historical experience. The following sets forth MBL Bank's NPV as of December 31, 2006.

                                           Net Portfolio Value
---------------------------------------------------------------------------------------------------------

                                                  Estimated
                                                Net Portfolio
      Change in              Estimated           Value as a                               Change as a
    Interest Rates         Net Portfolio         Percentage             Amount             Percentage
    (basis points)             Value              of Assets            of Change           of Assets
----------------------  -------------------  -------------------  -------------------  ------------------
                                         (Dollars in Thousands)

         300                $ 18,961                16.47%             $(4,283)               (18)%
         200                  20,609                17.63               (2,636)               (11)
         100                  22,076                18.63               (1,169)                (5)
          --                  23,245                19.39                   --                 --
        (100)                 24,049                19.90                  805                  3
        (200)                 24,838                20.39                1,593                  7

      As of December 31, 2006, MBL Bank's NPV was $23.2 million, or 19.39% of the market value of assets. Following a 200 basis point assumed increase in interest rates, MBL Bank's "post shock" NPV was estimated to be $20.6 million, or 17.6% of the market value of assets, reflecting a decrease of 11% in the NPV ratio.

      Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV table presented assumes that the composition of MBL Bank's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV table provides an indication of the MBL Bank's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on MBL Bank's net interest income and will differ from actual results.

      Qualitative Analysis. Our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates. MBL Bank's fixed-rate loans generally are profitable if interest rates are stable or declining since these loans have yields that exceed its cost of funds. If interest rates increase, however, MBL Bank would have to pay more on its deposits and new borrowings, which would adversely affect its interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, MBL Bank has underwritten its mortgage loans to allow for their sale in the secondary market, implemented a strategy to diversify its loan portfolio by originating more commercial real estate, commercial business, consumer and construction loans, invested in securities with short terms or adjustable rates and attempted to increase the amount of core deposits (deposits other than certificates of deposits).

      For the year ending December 31, 2006, MBL Bank originated $6.7 million in commercial real estate loans compared to $7.6 million for the year ending December 31, 2005. Originations of consumer loans increased to $8.7 million in fiscal year 2006 from $7.1 million in fiscal year 2005. Originations of commercial business loans decreased to $13.1 million for the year ending December 31, 2006 compared to $19.1 million for the year ending December 31, 2005. Originations of construction loans increased to $9.6 million for the year ending December 31, 2006 from $6.8 million for the year ending December 31, 2005. MBL Bank's commercial real estate, consumer, commercial business and construction loans typically have shorter terms and higher interest rates than its single-family residential mortgage loans.

      MBL Bank's adjustable-rate securities at December 31, 2006 consisted of $17.8 million of mortgage-backed securities and $10.1 million invested in a mutual fund that invests in adjustable-rate mortgage-backed securities compared to $20.1 million of mortgage-backed securities and $9.6 million invested in the mutual fund at December 31, 2005.

      Core deposits amounted to $24.4 million, or 32.3% of total deposits at December 31, 2006, compared to $27.1 million, or 38.2%, at December 31, 2005. MBL Bank's transaction accounts generally have lower interest rates than its certificates of deposit and are considered a more stable source of funds than certificates of deposit. Due to the rise in interest rates in 2006, customers preferred certificates of deposit. Consequently, like many financial institutions, MBL Bank found it difficult to increase its core deposits.

Changes in Financial Condition

      Assets. The Company's total assets increased by $4.7 million, or 4.2%, to $116.0 million at December 31, 2006 from $111.3 million at December 31, 2005. The increase was primarily due to a $4.8 million, or 6.9%, increase in the net loan portfolio due primarily to a $3.3 million, or 79.7% increase in construction loans, a $1.8 million, or 4.7% increase in one-to-four family residential loans, a $614,000, or 4.9%, increase in commercial real estate loans, a $676,000, or 6.8%, increase in commercial business loans, and a $1.3 million increase or 18.5% in consumer loans. In addition, the Company's securities available for sale portfolio decreased by $1.8 million, or 6.1%, to $28.2 million at December 31, 2006.

      Single-family loans accounted for 50.8% of MBL Bank's total loan portfolio at December 31, 2006. MBL Bank's one-to-four family residential loans increased to $40.6 million at December 31, 2006. Although single-family residential loans are MBL Bank's primary lending product, originations of commercial real estate, commercial business, consumer and construction loans increased significantly in 2006 due to its increased emphasis on these types of loans and the favorable interest rate environment for its lending products. Commercial real estate loans accounted for 16.5% of MBL Bank's total loan portfolio at December 31, 2006 compared to 17.4% at December 31, 2005. Consumer loans increased to10.2% of its total loan portfolio at December 31, 2006 compared to 9.5% at December 31, 2005 and construction loans increased to 9.3% of the total loan portfolio at December 31, 2006 compared to 5.7% at December 31, 2005. Commercial business real estate loans accounted for 13.3% of MBL Bank's total loan portfolio at December 31, 2006 compared to 13.8% at December 31, 2005. The net loan portfolio amounted to $75.0 million, or 64.6% of total assets at December 31, 2006, compared to 70.1 million, or 63.0%, of total assets at December 31, 2005. MBL Bank expects continued growth in its loan portfolio in 2007.

      Non-performing assets totaled $251,000 and $260,000 at December 31, 2006 and 2005, respectively, or .2% and .2% of its total assets at such dates and consisted solely of non-performing loans. The non-performing loans consist of non-accrual loans and accruing loans that are contractually past due 90 days or more. The $9,000 decrease in non-performing loans was primarily the result of the increase from $201,000 to $215,000 accruing loans which were delinquent 90 days, and a decrease to $36,000 in non-accruing loans. MBL Bank's allowance for loan losses amounted to $901,000, or 1.1% of the total loan portfolio and 359.0% of total non-performing loans at December 31, 2006. The allowance for loan losses totaled $837,000, or 1.2% of MBL Bank's total loan portfolio and 321.9% of its total non-performing loans at December 31, 2005.

      Investment securities totaled $29.3 million at December 31, 2006, a decrease of $2.1 million, or 6.5%, from the balance at December 31, 2005. The decline in investment securities was primarily a result of principal repayments and a decline in purchases of mortgage-backed investment securities due to funding of the growth in the loan portfolio.

      Cash and cash equivalents, which include interest-earning deposits in other institutions, amounted to $2.4 million, or 2.1% of total assets, at December 31, 2006, compared to $4.0 million, or 3.6% of total assets, at December 31, 2005.

      Stockholders' Equity. The Company's total stockholders' equity increased by $1.1 million or 6.0%, in 2006 and amounted to $20.2 million, or 17.4%, of total assets at December 31, 2006. The increase was due primarily to net income of $1.3 million partially offset by a decrease of $107,000 to fund the repurchase of shares of the Company's common stock, $202,000 to pay dividends, and a $30,000 decrease in its other comprehensive income due to a decline in the market value of investments held for sale. As of December 31, 2006, the Company had repurchased 80,889 shares pursuant to three repurchase programs at an average cost of $20.27 per share.

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

                                                                            Year Ended December 31,

                                                           ------------------------------------------------------------------------

                                                                        2006                                    2005
                                                           ----------------------------------    ----------------------------------

                                              Yield/Cost
                                                  at
                                               December     Average                 Average       Average                 Average
                                               31, 2006     Balance     Interest   Yield/Rate     Balance     Interest   Yield/Rate
                                              ----------   ---------    ---------  ----------    ---------    ---------  ----------
                                                                                    (Dollars in Thousands)
Interest-earning assets:
Loans receivable, net(1) ...................        7.83%  $  74,114    $   5,867        7.92%   $  67,480    $   5,103       7.56%
Investment securities(2) ...................        4.91      32,514        1,510        4.64       33,479        1,255       3.75
Interest-earning deposits ..................        5.19         926           46        4.97        1,809           79       4.37
                                                           ---------    ---------                 --------    ---------
   Total interest-earning assets ...........        7.00     107,554        7,423        6.90      102,768        6,437       6.26
                                                                        ---------    --------     ---------   ---------  ---------
Non-interest-earning assets ................                   7,491                                 9,204
                                                           ---------                             ---------
   Total assets ............................               $ 115,045                             $ 111,972
                                                           =========                             =========

Interest-bearing liabilities:
Deposits ...................................        3.22   $  66,741        2,196        3.29    $  61,948        1,439       2.32
Borrowings .................................        5.44      20,903        1,033        4.94       21,793          704       3.23
                                                           ---------    ---------                 --------    ---------
   Total interest-bearing liabilities ......        3.70      87,644        3,229        3.68       83,741        2,143       2.56
                                                                        ---------    --------     --------    ---------  ---------
Non-interest-bearing liabilities ...........                   8,268                                 9,364
                                                           ---------                             ---------
   Total liabilities .......................                  95,912                                93,105
Total stockholders' equity(3) ..............                  19,133                                18,867
                                                           ---------                             ---------
Total liabilities and stockholders'  equity                $ 115,045                             $ 111,972
                                                           =========                             =========
Net interest income; interest rate spread(4)                            $   4,194        3.22%                $   4,294       3.70%
                                                                        =========    ========                 =========  =========
Net interest margin(5) .....................                                             3.90%                                4.18%
                                                                                     ========                            =========
Average interest-earning assets to average
   interest-bearing liabilities ............                  122.72%                               122.72%
                                                           =========                             =========

--------------------------------------------------------------------------------

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

                                                           Year Ended December 31,
                                        ---------------------------------------------------------------

                                                2006 vs. 2005                    2005 vs. 2004
                                        ------------------------------   ------------------------------

                                             Increase                        Increase
                                            (Decrease)                      (Decrease)
                                              Due To                          Due To
                                        ------------------               -----------------
                                                               Total                            Total
                                                             Increase                         Increase
                                         Rate      Volume   (Decrease)    Rate      Volume   (Decrease)
                                        -------    -------  ----------   -------    -------  ----------

                                                                (In Thousands)
Interest-earning assets:

  Loans receivable, net .............   $   262    $   502    $   764    $   196    $   560    $   756
  Investment securities .............       291        (36)       255        221       (175)        46
  Interest-earning deposits .........         6        (39)       (33)       (36)        61         25
                                        -------    -------    -------    -------    -------    -------
    Total ...........................       559        427        986        381        446        827
                                        -------    -------    -------    -------    -------    -------

Interest-bearing liabilities:
  Deposits ..........................       646        111        757        248       (139)       109
  Borrowings ........................       358        (29)       329        384         67        451
                                        -------    -------    -------    -------    -------    -------
    Total ...........................     1,004         82      1,086        632        (72)       560
                                        -------    -------    -------    -------    -------    -------
  Increase (decrease) in net interest
    income ..........................   $  (445)   $   345    $  (100)   $  (251)   $   518    $   267
                                        =======    =======    =======    =======    =======    =======

Comparison of Operating Results for the Years Ended December 31, 2006 and 2005

      General. Net income amounted to $1.3 million for the year ended December 31, 2006; a decrease of $27,000, or 2.0% from net income recorded for the year ended December 31, 2005. The decrease in earnings resulted primarily from a decrease in net interest income of $195,000 after provision for loan losses and a $369,000 increase in other operating expenses which were partially offset by a $527,000 increase in other operating income, and a $10,000 decrease in income tax expense.

      Net Interest Income. Total interest and dividend income amounted to $7.4 million for the year ended December 31, 2006; an increase of $986,000, or 15.3%, over the year ended December 31, 2005. Interest income on loans, including fees, totaled $5.9 million for the year ended December 31, 2006, an increase of $764,000, or 15.0%, over the year ended December 31, 2005. This increase was primarily due to a $6.6 million, or 9.8%, increase in the weighted-average balance of loans outstanding and, to a lesser degree, a 36 basis point increase to 7.92% in the weighted average yield from 2005 to 2006. Interest income on investment securities increased by $255,000, or 20.3%, primarily due a to 89 basis point increase in the weighted-average yield year to year offset in part by a $965,000, or 2.9%, decrease in the weighted-average balance outstanding. Income from interest-earning deposits, which consists of overnight funds and interest-bearing demand accounts, decreased by $33,000, or 41.8% for the year ended December 31, 2006 compared to the year ended December 31, 2005.

      Interest expense totaled $3.2 million for the year ended December 31, 2006, an increase of $1.1 million, or 50.7%, from the amount recorded for the year ended December 31, 2005. Interest expense on deposits increased by $757,000, or 52.6%, due primarily to a 97 basis point increase in the weighted average cost of deposits from year to year and an increase of $4.8 million, or 7.8%, in the weighted-average balance of deposits outstanding. Interest expense on borrowings increased by $329,000, or 46.7%, as a result of a 171 basis point increase in the weighted-average cost of borrowings year to year offset in part by a $0.9 million, or 41%, increase in the weighted average balance outstanding.

      As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $100,000, or 2.3%, to a total of $4.2 million for the year ended December 31, 2006, compared to $4.3 million for the year ended December 31, 2005. The interest rate spread decreased by 48 basis points to 3.22% in fiscal 2006 from 3.70% in fiscal 2005. The net interest margin was 3.90% for the year ended December 31, 2006 compared to 4.18% for the year ended December 31, 2005 due to the compression in the interest rate spread resulting from the current interest rate environment. The ratio of net interest-earning assets to interest-bearing liabilities was 122.72% in 2006 and 2005.

      Provision for Losses on Loans. MBL Bank records a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered to the best of management's knowledge to reflect all known and inherent losses in the loan portfolio at each reporting date. The level of allowance for loan losses is based on management's periodic review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. Based on the above criteria for determining the collectibility of loans and on the management of MBL Bank's estimate as to the known and inherent losses in its loan portfolio that are probable and reasonably estimable at each reporting period, it recorded no additional provisions for loan losses for 2005. In 2006 the provision for loan losses was $95,000 due to continued growth of certain segments of the loan portfolio which are deemed generally to entail inherently greater risk of loss. There can be no assurances that the allowance for loan losses will be sufficient to absorb losses on nonperforming assets or that the allowance will be sufficient to cover losses on nonperforming assets in the future.

      Other Operating Income. Other operating income totaled $848,000 for the year ended December 31, 2006, as compared to $321,000 recorded for the year ended December 31, 2005. The $527,000 or 164.2% increase in other operating income was mainly due to a $130,000 increase in customer service fees, a $104,000 increase in gain on sale of assets, and a $293,000 increase in other income which included the income of Woodard Walker Insurance Agency which the Company acquired in January 2006.

      Other Operating Expenses. Other operating expenses totaled $2.9 million for the year ended December 31, 2006, an increase of $369,000, or 14.3%, over the total recorded for the year ended December 31, 2005. The increase resulted primarily from a $70,000, or 4.7%, increase in salaries and benefits, a $29,000, or 16.8%, increase in professional fees and supervisory exams and a $279,000, or 57.8%, increase in other general and administration expenses. The increase in salaries and benefits was primarily attributable to increases in salaries, the fair value of shares of Company common stock held by the Company's employee stock ownership plan released to participants' accounts, and the number of staff members. The increase in professional fees and supervisory examinations was due to increased regulatory compliance and asset growth. Other general and administrative expenses included the expenses of the insurance agency.

      Income Taxes. Income tax expense totaled $668,000 for the year ended December 31, 2006, a decrease of $10,000, or 1.5%, from the $678,000 for the year ended December 31, 2005. MBL Bank's effective tax rates were 33.4% and 33.2% for the years ended December 31, 2006 and 2005, respectively.

Off-Balance-Sheet Obligations

      MBL Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. MBL Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

      Commitments to extend credit, including loan commitments, lines of credit and letters of credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

      MBL Bank has not used, and has no intention of using, any significant off-balance sheet financing arrangements for liquidity purposes. In addition, MBL Bank has not had, and has no intention to have, any significant transactions, arrangements or other relationships with any unconsolidated, limited purpose entities that could materially affect MBL Bank's liquidity or capital resources. MBL Bank has not traded in and has no intention of trading in derivatives or commodity contracts.

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

      Management believes the allowance for loan losses at December 31, 2006 was at a level to cover the known and inherent losses in the portfolio that were both probable and reasonable to estimate. In the future, management may adjust the level of its allowance for loan losses as economic and other conditions dictate. Management reviews the allowance for loan losses not less than quarterly.

      Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure relating to it in this Management's Discussion and Analysis.

Liquidity and Capital Resources

      The Company maintains levels of liquid assets deemed adequate by management. Its liquidity ratio averaged 17.95% for the quarter ended December 31, 2006. MBL Bank adjusts its liquidity levels to fund deposit outflows, repay its borrowings and to fund loan commitments. The Company also adjusts liquidity as appropriate to meet asset and liability management objectives.

      MBL Bank's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. MBL Bank sets the interest rates on its deposits to maintain a desired level of total deposits. In addition, MBL Bank invests excess funds in short-term interest-earning accounts and other assets, which provide liquidity to meet lending requirements. MBL Bank's deposit accounts with the Federal Home Loan Bank of Dallas amounted to $314,000 and $863,000 at December 31, 2006 and 2005, respectively.

      A significant portion of MBL Bank's liquidity consists of securities classified as available for sale and cash and cash equivalents. MBL Bank's primary sources of cash are net income, principal repayments on loans and mortgage-backed securities and increases in deposit accounts. If MBL Bank requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Dallas which provide an additional source of funds. At December 31, 2006, MBL Bank had $19.0 million in advances from the Federal Home Loan Bank of Dallas.

      At December 31, 2006, MBL Bank had outstanding loan commitments of $12.6 million to originate loans, including loans in process. At December 31, 2006, certificates of deposit scheduled to mature in less than one year, totaled $47.0 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case. In addition, the cost of such deposits could be significantly higher upon renewal, in a rising interest rate environment. MBL Bank intends to utilize its high levels of liquidity to fund its lending activities. If additional funds are required to fund lending activities, MBL Bank intends to sell its securities classified as available for sale as needed.

      MBL Bank is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 3.0% and 8.0%, respectively. At December 31, 2006, MBL Bank exceeded each of its capital requirements with ratios of 15.91%, 15.91% and 29.18%, respectively.

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

Recent Accounting Standards

      In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") SFAS No. 123R, "Share-Based Payments," the provisions of which became effective for the corporation in fiscal 2006. This Statement eliminates the option to use APB No. 25's intrinsic value method of accounting that was provided in Statement 123 as originally issued. Statement 123R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. While the fair-value-based method prescribed by Statement 123R is similar to the fair-value-based method disclosed under the provisions of Statement 123 in most respects, there are some differences. The Company began using the Black Scholes option pricing method beginning in fiscal 2006 and recorded an expense of $40,900.

      In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets" ("SFAS 156"). SFAS 156 amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 156 permits, but does not require, and entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for fiscal years beginning after September 15, 2006 and is not expected to have a material impact on the Company's consolidated financial statements.

      In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement of SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a significant effect on the Company's consolidated financial statements.

      In September 2006, the FASB Issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157") which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The adoption of SFAS 157 is not expected to have a material impact on the Company's consolidated financial statements.

      In September 2006, the FASB Issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS 158")". SFAS 158 requires an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The adoption of SFAS 158 is not expected to have a significant effect on the Company's consolidated financial statements.

      In September 2006, the SEC staff issued Staff Accounting Bulletin ("SAB") No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". SAB 108 was issued to provide consistency among registrants in the quantification of financial statement misstatements. SAB 108 established an approach that requires quantification of financial statement misstatements based on the effects of the misstatement on each of the company's financial statements and the related disclosures. SAB 108 allows registrants to initially apply the approach either by (1) retroactively adjusting prior financial statements as if the approach had always been used or (2) recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with the related offset recorded to the opening balance of retained earnings. Use of the "cumulative effect" transition requires full disclosure as to the nature and amount of each individual error being corrected. The adoption of SAB 108 by the Company in December 2006 did not have a significant effect on the Company's consolidated financial statements.

The Board of Directors
Minden Bancorp, Inc. and Subsidiaries
Minden, Louisiana

            Report of Independent Registered Public Accounting Firm
            -------------------------------------------------------

We have audited the accompanying consolidated balance sheets of Minden Bancorp, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Minden Bancorp, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for the years then ended in conformity with United States generally accepted accounting principles.

As discussed in Note 16 to the consolidated financial statements, the Company has adopted Financial Accounting Standards Board Statement No. 123(R), Share Based Payments, in 2006.

/s/ Heard, McElroy & Vestal, LLP
--------------------------------
Heard, McElroy & Vestal, LLP
Shreveport, Louisiana
March 26, 2007

                      MINDEN BANCORP, INC. AND SUBSIDIARIES
                      -------------------------------------

                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------

                           DECEMBER 31, 2006 AND 2005
                           --------------------------

                A S S E T S                                                    2006       2005
                -----------                                                    ----       ----
                                                                    (in thousands except per share data)
Cash and noninterest-bearing deposits                                      $  2,131   $  1,494
Interest-bearing demand deposits                                                314        863
Federal funds sold                                                               --      1,675
                                                                           --------   --------
            Total cash and cash equivalents                                   2,445      4,032

Investment securities:
    Securities held-to-maturity (estimated market value of
       $1,106 in 2006 and $1,323 in 2005)                                     1,108      1,324
    Securities available-for-sale, at estimated market value                 28,211     30,043

First National Banker's Bank stock, at cost                                     210        210
Federal Home Loan Bank stock, at cost                                         1,216      1,160
Loans, net of allowance for loan losses of $901 in
    2006 and $837 in 2005                                                    74,963     70,117
Accrued interest receivable                                                     628        558
Premises and equipment, net                                                   6,343      3,312
Other assets                                                                    842        538
                                                                           --------   --------

Total assets                                                               $115,966   $111,294
                                                                           ========   ========

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

    LIABILITIES AND STOCKHOLDERS' EQUITY                                2006         2005
    ------------------------------------                                ----         ----
Liabilities:
-----------
    Deposits:
       Noninterest-bearing                                         $   7,346    $   7,005
       Interest-bearing                                               68,177       63,816
                                                                   ---------    ---------
            Total deposits                                            75,523       70,821
    Accrued dividends on savings                                         480          269
    Deferred federal income taxes                                        404          420
    Federal Home Loan Bank advances                                   19,000       20,500
    Other liabilities                                                    399          266
                                                                   ---------    ---------
            Total liabilities                                         95,806       92,276

Stockholders' equity:
--------------------
    Preferred stock-$.01 par value; authorized 1,000,000 shares;
       none issued-no rights/preferences set by board                     --           --
    Common stock-$.01 par value; authorized 4,000,000 shares;
       1,454,750 shares issued and 1,376,666 shares-2006 and
       1,378,761 shares-2005 outstanding                                  15           15
    Additional paid-in capital                                        16,364       16,710
    Retained earnings                                                  5,419        4,284
    Accumulated other comprehensive income                               282          312
                                                                   ---------    ---------
                                                                      22,080       21,321
    Unearned common stock held by Management Recognition
       and Retention Plan (18,850 shares-2005)                            --         (398)
    Unallocated common stock held by ESOP (34,042
       shares-2006 and 39,278 shares-2005 unreleased)                   (319)        (368)
    Treasury stock-at cost (78,084 shares-2006 and 75,989-2005)       (1,601)      (1,537)
                                                                   ---------    ---------
            Total stockholders' equity                                20,160       19,018
                                                                   ---------    ---------

Total liabilities and stockholders' equity                         $ 115,966    $ 111,294
                                                                   =========    =========

                      MINDEN BANCORP, INC. AND SUBSIDIARIES
                      -------------------------------------

                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------

                     YEARS ENDED DECEMBER 31, 2006 AND 2005
                     --------------------------------------

                                                                           2006            2005
                                                                           ----            ----
                                                                   (in thousands except share data)
Interest and dividend income:
----------------------------
    Loans, including fees                                              $  5,867        $  5,103
    Investments-taxable:
       Securities                                                           485             346
       Mortgage-backed securities                                           944             850
    Dividends-FHLMC/FHLB                                                     81              59
    Other (federal funds/interest-bearing demand)                            46              79
                                                                       --------        --------
            Total interest and dividend income                            7,423           6,437

Interest expense:
----------------
    Interest-bearing demand deposits                                        110              50
    Savings                                                                 178             207
    Certificates of deposit                                               1,908           1,182
    Interest on borrowed funds                                            1,033             704
                                                                       --------        --------
            Total interest expense                                        3,229           2,143
                                                                       --------        --------

            Net interest income                                           4,194           4,294
    Provision for loan losses-Note 3                                         95              --
                                                                       --------        --------
            Net interest income after provision for loan losses           4,099           4,294

Other operating income:
----------------------
    Customer service fees                                                   397             267
    Gain (loss) on sale of assets                                           103              (1)
    Other income                                                            348              55
                                                                       --------        --------
            Total other operating income                                    848             321

Other operating expenses:
------------------------
    Salaries and benefits                                                 1,547           1,477
    Office occupancy expense                                                424             432
    Professional fees and supervisory examinations                          202             173
    OFI insurance premium                                                     9              10
    Other general and administrative expenses                               762             483
                                                                       --------        --------
            Total other operating expenses                                2,944           2,575
                                                                       --------        --------

Income before income taxes                                                2,003           2,040
--------------------------

Income tax expense                                                          668             678
------------------                                                     --------        --------

Net income                                                             $  1,335        $  1,362
----------                                                             ========        ========

Earnings per share (EPS)                                               $   1.01        $   1.03
------------------
Diluted EPS                                                            $    .95        $    .97
-----------

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                      MINDEN BANCORP, INC. AND SUBSIDIARIES
                      -------------------------------------

                        CONSOLIDATED STATEMENTS OF EQUITY
                        ---------------------------------

                     YEARS ENDED DECEMBER 31, 2006 AND 2005
                     --------------------------------------

                                                                                            Accumulated
                                                             Additional                        Other
                                                 Common        Paid-In        Retained      Comprehensive
                                                 Stock         Capital        Earnings          Income          Total
                                               ----------    ----------       --------      -------------       -----
                                                                           (in thousands)
Balance December 31, 2004                      $       15     $   16,690     $    3,106     $          556    $   20,367
-------------------------

Net income                                             --             --          1,362                 --         1,362
Change in net unrealized gain
    on securities available for
    sale, net of taxes and reclassification
    adjustment                                                                     (244)              (244)         (244)
                                                                             ----------
       Total comprehensive income                                                 1,118
                                                                             ==========

Dividends (.31 per share)                              --             --           (184)                --          (184)
Release 3,668 shares of stock (MRRP)                   --            (65)            --                 --           (65)
Release ESOP shares                                    --             38             --                 --            38
Purchase of shares (ESOP)                              --             (6)            --                 --            (6)
Amortization of awards under Management
    Recognition and Retention Plan (MRRP)              --             53             --                 --            53
                                               ----------     ----------     ----------     --------------    ----------

Balance December 31, 2005                      $       15     $   16,710     $    4,284     $          312    $   21,321
-------------------------

Net income                                             --             --          1,335                 --         1,335
Change in net unrealized gain
    on securities available for
    sale, net of taxes and reclassification
    adjustment                                                                      (30)               (30)          (30)
                                                                             ----------
       Total comprehensive income                                                 1,305
                                                                             ==========

Dividends (.35 per share)                              --             --           (202)                --          (202)
Transfer                                               --             (2)             2                 --            --
Reclass of unearned compensation upon
    adoption of SFAS 123R                              --           (397)            --                 --          (397)
Amortization of awards under Management
    Recognition and Retention Plan (MRRP)              --             53             --                 --            53
                                               ----------     ----------     ----------     --------------    ----------

Balance December 31, 2006                      $       15     $   16,364     $    5,419     $          282    $   22,080
-------------------------                      ==========     ==========     ==========     ==============    ==========

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                      MINDEN BANCORP, INC. AND SUBSIDIARIES
                      -------------------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

                     YEARS ENDED DECEMBER 31, 2006 AND 2005
                     --------------------------------------

                                                                                       2006        2005
                                                                                       ----        ----
                                                                                      (in thousands)
Cash flows from operating activities:
------------------------------------
   Net income                                                                       $ 1,335     $ 1,362
   Adjustments to reconcile net income to net cash
      provided by operating activities:
        Depreciation and amortization                                                   184         162
        Provision for loan losses                                                        95          --
        Deferred income taxes                                                           (16)        (36)
        MRRP and other expenses                                                          93          91
        Stock dividends                                                                 (56)        (39)
        Net amortization of securities                                                   44          68
        (Gain) loss on sale of assets                                                  (103)          1
        (Increase) in prepaid expenses and accrued income                               (65)        (28)
        Increase in dividends payable and other liabilities                             303         182
                                                                                    -------     -------
           Net cash provided by operating activities                                  1,814       1,763

Cash flows from investing activities:
------------------------------------
   Activity in available for sale securities:
      Maturities, prepayments and calls                                               6,319       9,427
      Purchases                                                                      (4,532)     (5,725)
   Activity in held to maturity securities:
      Maturities, prepayments and calls                                                 216         763
      Purchases                                                                          --        (105)
   Net (increase) in loans                                                           (4,941)     (7,517)
   Purchases of premises and equipment                                               (3,197)       (395)
   Purchase of insurance expiration list                                               (331)         --
   Proceeds from sale of FHLB stock and other                                           103          --
   Other                                                                                 26          38
                                                                                    -------     -------
           Net cash (used) by investing activities                                   (6,337)     (3,514)

Cash flows from financing activities:
-------------------------------------
   Net increase in deposits                                                           4,702         156
   Net increase in advances from FHLB                                                (1,500)      3,300
   Treasury stock purchased                                                             (64)       (428)
   Dividends paid                                                                      (202)       (184)
                                                                                    -------     -------
           Net cash provided by financing activities                                  2,936       2,844
                                                                                    -------     -------

Net increase (decrease) in cash and cash equivalents                                 (1,587)      1,093
----------------------------------------------------

Cash and cash equivalents at January 1                                                4,032       2,939
--------------------------------------                                              -------     -------

Cash and cash equivalents at December 31                                            $ 2,445     $ 4,032
----------------------------------------                                            =======     =======

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                      MINDEN BANCORP, INC. AND SUBSIDIARIES
                      -------------------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

                     YEARS ENDED DECEMBER 31, 2006 AND 2005
                     --------------------------------------

                                                        2006        2005
                                                        ----        ----
                                                        (in thousands)

Supplemental disclosures:
   Interest paid on deposits and borrowed funds      $ 3,018     $ 2,061
   Income taxes paid                                     649         608

      Noncash investing and financing activities:
        Transfer of loans to real estate owned       $    --     $    --
                                                     =======     =======

        Increase (decrease) in unrealized gain on
           securities available for sale             $   (45)    $  (371)
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

                      MINDEN BANCORP, INC. AND SUBSIDIARIES
                      -------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                           DECEMBER 31, 2006 AND 2005
                           --------------------------

1.    Summary of Significant Accounting Policies
      ------------------------------------------

      Minden Building and Loan Association (the "Association") is a Louisiana chartered building and loan association (refer to Note 18). The
      Association accepts customer demand, savings, and time deposits and provides residential mortgages, consumer and business loans to consumers. The Association is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Association formed Minden Service, Inc. as a wholly-owned subsidiary. Minden Service, Inc.'s sole purpose is to hold real estate for the Association to use for further expansion. The Association is the wholly-owned subsidiary of Minden Bancorp, Inc. (the "Company"). In 2006, the Company purchased Woodard Walker Insurance (WWI) agency (refer to Note
      15). The Company's significant assets and business activity are its investments in the Association and WWI. All intercompany transactions have been eliminated in consolidation of Minden Bancorp, Inc., Minden Building and Loan Association, Minden Service, Inc. and Woodard Walker Insurance Agency.

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

1.     Summary of Significant Accounting Policies   (Continued)
       ------------------------------------------

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

      ------------------------------------------

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

      Advertising Costs. Advertising costs are expensed as incurred. Such costs (in thousands) amounted to approximately $46 and $54 for 2006 and 2005, respectively, and are included in other operating expense.

      Reclassifications. Certain amounts previously reported in the Company's financial statements have been reclassified to conform to current classifications, with no effect on previously reported net income or equity.

      ------------------------------------------

      Earnings Per Share (ESP). EPS is calculated based upon 1,323,522 average weighted common shares outstanding stock less ESOP shares not released less treasury stock at December 31, 2006, and 1,324,753 average weighted shares outstanding stock less ESOP shares not released, less treasury stock at December 31, 2005.

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

      During 2006, the FASB issued the following statements: No. 157, Fair Value Measurement and No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans. Also, the FASB issued several Staff
      Positions (FSPs); however, none of those were applicable to the Association and other FSP FAS 123, which is detailed in Note 16. These statements are not expected to have a material impact on the Association's financial statements.

2.    Investment Securities
      ---------------------

      Securities held-to-maturity consist of the following (in thousands) at December 31, 2006 and 2005:

                                                        2006
                                 --------------------------------------------------
                                                Gross         Gross       Estimated
                                 Amortized    Unrealized    Unrealized     Market
                                   Cost         Gains         Losses        Value
                                 ---------    ----------    ----------    ---------
      GNMA                              46            --            --           46
      FNMA                             247             1             3          245
      FHLMC                             15            --            --           15
      Certificates of deposit          800            --            --          800
                                 ---------    ----------    ----------    ---------
                                 $   1,108    $        1    $        3    $   1,106
                                 =========    ==========    ==========    =========


                                                       2005
                                 --------------------------------------------------
                                                Gross         Gross       Estimated
                                 Amortized    Unrealized    Unrealized     Market
                                   Cost         Gains         Losses        Value
                                 ---------    ----------    ----------    ---------
      GNMA                              58            --            --           58
      FNMA                             348             1             2          347
      FHLMC                             18            --            --           18
      Certificates of deposit          900            --            --          900
                                 ---------    ----------    ----------    ---------
                                 $   1,324    $        1    $        2    $   1,323
                                 =========    ==========    ==========    =========

      ---------------------

      Securities available-for-sale consist of the following (in thousands):

                                                       2006
                                 --------------------------------------------------
                                                Gross         Gross       Estimated
                                 Amortized    Unrealized    Unrealized      Fair
                                   Cost         Gains         Losses        Value
                                 ---------    ----------    ----------    ---------
      Shay Asset Fund-ARM        $  10,067    $       --    $      229    $   9,838
      FHLMC Voting stock                11           732            --          743
      Municipals                       230            --             2          228
      FNMA ARM pools                 9,235            21            59        9,197
      FHLMC ARM pools                5,495            29            29        5,495
      GNMA ARM pools                 2,745            --            35        2,710
                                 ---------    ----------    ----------    ---------
                                 $  27,783    $      782    $      354    $  28,211
                                 =========    ==========    ==========    =========


                                                       2005
                                 --------------------------------------------------
                                                Gross         Gross       Estimated
                                 Amortized    Unrealized    Unrealized      Fair
                                   Cost         Gains         Losses        Value
                                 ---------    ----------    ----------    ---------
      Shay Asset Fund-ARM        $   9,617    $       --    $      209    $   9,408
      FHLMC Voting stock                12           811            --          823
      Agencies                          --            --            --           --
      Municipals                       230            --             3          227
      FNMA ARM pools                10,699            17            84       10,632
      FHLMC ARM pools                5,687            25            33        5,679
      GNMA ARM pools                 3,325            --            51        3,274
                                 ---------    ----------    ----------    ---------
                                 $  29,570    $      853    $      380    $  30,043
                                 =========    ==========    ==========    =========

      The amortized cost and estimated market value (in thousands) of investment securities at December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                        Available for Sale             Held to Maturity
                                     --------------------------    --------------------------
                                      Amortized        Fair         Amortized        Fair
                                        Cost           Value          Cost           Value
                                     -----------    -----------    -----------    -----------
      One year or less               $    10,067    $     9,838    $       200    $       200
      After 1 year thru 5 years              737            729            617            617
      After 5 years thru 10 years            553            544             94             94
      After 10 years                      16,426         17,100            197            195
                                     -----------    -----------    -----------    -----------
                                     $    27,783    $    28,211    $     1,108    $     1,106
                                     ===========    ===========    ===========    ===========

      At December 31, 2006, investment securities (in thousands) with a financial statement carrying amount of $4,320 were pledged to secure public deposits. No gain or loss was recognized on investments in 2006 or 2005. Maturities and calls are detailed on the statement of cash flows.

      ---------------------

      Information pertaining to securities with gross unrealized losses at December 31, 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

                                    Less than 12 Months          12 Months or Greater              Total
                                    -------------------          --------------------     -----------------------
                                                  Gross                        Gross                     Gross
                                     Fair       Unrealized      Fair         Unrealized      Fair      Unrealized
                                     Value        Losses         Value         Losses        Value        Losses
                                  -----------     -------     -----------     -------     -----------  -----------
      December 31, 2006:
        Federal agencies                1,821         (10)          9,422        (113)         11,243     (123)
        Shay Asset Fund-
         ARM                               --          --           9,838        (229)          9,838     (229)
        State and municipal
         governments                       --          --             228          (2)            228       (2)
                                  -----------     -------     -----------     -------     -----------     ----
                                        1,821         (10)         19,488        (344)         21,309     (354)
                                  ===========     =======     ===========     =======     ===========     ====

      December 31, 2005:
        Federal agencies                5,192         (44)          9,246        (124)         14,438     (168)
        Shay Asset Fund-
         ARM                               --          --           9,408        (209)          9,408     (209)
        State and municipal
         governments                      227          (3)             --          --             227       (3)
                                  -----------     -------     -----------     -------     -----------     ----
                                        5,419         (47)         18,654        (333)         24,073     (380)
                                  ===========     =======     ===========     =======     ===========     ====

      Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost,
      (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

      The majority of these securities are guaranteed by either the U.S. Government or other governments. These unrealized losses relate principally to current interest rates for similar types of securities. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other-than-temporary. The Company also has a significant investment in a mutual fund that invests in short-term adjustable-rate mortgage-backed securities. Management believes that the estimated fair value of the mutual fund is also primarily dependent upon the movement in market interest rates. Although the investment in the mutual fund is classified as available for sale, the Company has the intent and ability to hold the mutual fund until the fair value increases and does not intend to sell it at a loss. Based on the above, management believes that the unrealized losses are temporary. The determination of whether a decline in market value is temporary is necessarily a matter of subjective judgment. The timing and amount of any realized losses reported in the Company's financial statements could vary if conclusions other than those made by management were to determine whether an other-than-temporary impairment exists.

3.    Loans and Allowance for Loan Losses
      -----------------------------------

      The composition of the Association's loan portfolio at December 31, 2006 and 2005, is as follows (in thousands):

                                                          2006         2005
                                                          ----         ----

      First mortgage conventional loans:
        Secured by one-to-four-family residences      $ 40,576     $ 38,746
      Commercial real estate                            13,184       12,570
      Commercial business                               10,609        9,933
      Consumer loans (including overdrafts of
        $50 and $25)                                     6,731        5,431
      Consumer loans secured by deposits                 1,409        1,439
      Construction loans                                 7,393        4,113
                                                      --------     --------
            Total                                       79,902       72,232
      Less-allowance for loan losses                      (901)        (837)
      ----
            unfunded construction loan commitments      (4,038)      (1,278)
                                                      --------     --------
            Loans, net                                $ 74,963     $ 70,117
                                                      ========     ========

      Changes in the allowance for loan losses are summarized as follows (in thousands):

                                                          2006         2005
                                                          ----         ----

      Balance, January 1                              $    837     $    877
      Provision for loan losses                             95           --
      Loans charged off-net of recoveries                  (31)         (40)
                                                      --------     --------
      Balance, December 31                            $    901     $    837
                                                      ========     ========

      The Association charges a flat rate for the origination or assumption of a loan. These fees are designed to offset direct loan origination costs and the net amount, if material, is deferred and amortized, as required by SFAS 91.

      The Association's lending activity is concentrated within Webster Parish, Louisiana. The majority of loans extended in this lending area are for one-to-four-family dwelling units; however, the Association is expanding its lending activities to commercial real estate, commercial business and consumer loans. See above for detail. The Association requires collateral sufficient in value to cover the principal amount of the loan. Such collateral is evidenced primarily by mortgages on property held and readily accessible to the Association.

4.    Accrued Interest Receivable
      ---------------------------

      Accrued interest receivable at December 31, consists of the following (in thousands):

                                                          2006         2005
                                                          ----         ----

      Loans                                           $    503     $    452
      Mortgage-backed securities                           115          101
      Investment securities and other                       10            5
                                                      --------     --------
             Total accrued interest receivable        $    628     $    558
                                                      ========     ========

5.    Premises and Equipment
      ----------------------

      Premises and equipment are summarized as follows (in thousands):

      Land and buildings                              $  6,599     $  3,416
      Furniture, fixtures and equipment                    650          648
                                                      --------     --------
             Total                                       7,249        4,064
      Less-accumulated depreciation                       (906)        (752)
      ----                                            --------     --------
             Net premises and equipment               $  6,343     $  3,312
                                                      ========     ========

      Included in land and buildings is $923 (in thousands) of land and construction cost related to the Homer Road property. The Association has built a new main office there which was completed and opened March 19, 2007. The total cost of the project was approximately $4.0 million.

6.    Deposits
      --------

      Deposits as of December 31 are summarized as follows (in thousands):

                                                          2006         2005
                                                          ----         ----
      Demand deposit accounts (including official
        checks of $746 in 2006 and $955 in 2005)      $ 13,766     $ 14,244
      Passbook savings                                  10,657       12,812
      Certificates of deposit:
        1.00% B 1.99%                                       --           --
        2.00% B 2.99%                                       78        9,725
        3.00% B 3.99%                                    6,061       26,139
        4.00% B 4.99%                                   33,840        7,901
        5.00% B 5.99%                                   11,121           --
                                                      --------     --------
        Total certificates of deposit                   51,100       43,765
                                                      --------     --------
               Total deposits                         $ 75,523     $ 70,821
                                                      ========     ========

      Scheduled maturities of certificates of deposit at December 31, 2006 are as follows (in thousands):

                                   2007       2008        2009       Total
                                   ----       ----        ----       -----

      1.00% B 1.99%             $    --     $   --     $    --     $    --
      2.00% B 2.99%                  78         --          --          78
      3.00% B 3.99%               6,003         58          --       6,061
      4.00% B 4.99%              29,854      3,750         236      33,840
      5.00% B 5.99%              11,017        104          --      11,121
                                -------     ------     -------     -------
                                $46,952     $3,912     $   236     $51,100
                                =======     ======     =======     =======

      Included  (in  thousands)  in deposits  at December  31, 2006 and 2005 are
      $17,573  and  $11,809,   respectively,   of  certificates  of  deposit  in
      denominations of $100 (in thousands) or more.

7.    Federal Income Taxes
      --------------------

      Federal income tax expense applicable to net income for the years ended December 31, 2006 and 2005 was as follows (in thousands):

                                                          2006         2005
                                                          ----         ----

      Current                                         $    684     $    714
      Deferred                                             (16)         (36)
                                                      --------     --------
                                                      $    668     $    678
                                                      ========     ========

      --------------------

      Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% in 2006 and 2005 to income before taxes as a result of the following:


                                                          2006         2005
                                                          ----         ----

      Expected income tax expense                           34%          34%
      Nontaxable income-FHLB stock dividend               (1.0)         (.7)
      Difference between financial and tax additions
         to allowance for loan losses                      1.1          (.6)
      Nondeductible expenses and other                     (.8)          .5
                                                      --------     --------
              Effective tax rates                         33.3%        33.2%
                                                      ========     ========

      The   components  of  net  deferred  tax  liability  are  as  follows  (in thousands):

                                                          2006         2005
                                                          ----         ----
      Deferred tax liabilities:
         Net unrealized gain on available for
           sale securities                            $    145     $    161
         Federal Home Loan Bank stock                      117           98
         Depreciation                                      110          131
         Compensation/other                                 32           30
                                                      --------     --------
              Deferred tax liability                  $    404     $    420
                                                      ========     ========

      In computing federal taxes on income under provisions of the Internal Revenue Code in years past, earnings appropriated by savings and loan associations to general reserves were deductible in arriving at taxable income if certain conditions were met. Retained earnings appropriated to federal insurance reserve at December 31, 2006 and 2005 (in thousands), includes appropriations of net income of prior years of $1,296, for which no provision for federal income taxes has been made. If this portion of the reserve is used for any purpose other than to absorb losses, a tax liability will be imposed upon the Association at the then current federal income tax rate.

8.    Federal Home Loan Bank Advances
      -------------------------------

      Federal Home Loan Bank (FHLB) advances represent short-term fixed-rate borrowings from the Federal Home Loan Bank of Dallas. The Association has borrowed funds for periods from overnight to four and one-half months. Interest rates paid on the advances vary by term and are set by the Federal Home Loan Bank. Total advances outstanding at December 31, 2006 and 2005 (in thousands) amount to $19,000 and $20,500, respectively. The advances bear interest at rates of 5.19% as of December 31, 2006 and 3.26% as of December 31, 2005.

      The Association has an available line of credit with the FHLB of Dallas of $46 million at December 31, 2006 with $27 million available for use.

9.    Pension/ESOP Plan
      -----------------

      In 2001, the Association adopted a 401(k) retirement plan and discontinued its "SEP" plan, covering all employees based upon a year of service. The plan provides for a 2% employer contribution (based upon compensation) with a match of the employees contribution up to 6% based upon Board approval. Plan contributions (in thousands) for 2006 and 2005 were $39 and $44, respectively.

      -----------------------------

      The Company established an ESOP and loaned (in thousands) the ESOP $524 to purchase 52,371 shares of common stock, which amounted to 3.8% of the outstanding shares at December 31, 2005. The remaining balance due (in thousands) of $319 is payable over nine years at (in thousands) $66 per year including interest. The quarterly payments (in thousands) are $16.5 and annually aggregate $66 (in thousands). The Association made contributions to ESOP to enable it to make the note payment (in thousands) of $66 and $66 in 2006 and 2005, respectively, which is included in salaries and benefits on the income statement. As the note is paid, the shares will be released and allocated to the participants of the ESOP. As of December 31, 2006, 18,329 of those shares had been released. The market value (in thousands) of the unreleased ESOP shares at December 31, 2006 was $742.

10.   Retained Earnings and Regulatory Capital
      ----------------------------------------

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

      Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006, that the Association meets all capital adequacy requirements to which it is subject.

      As of December 31, 2006, the most recent notification from the Office of Thrift Supervision categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Association must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. The Association's actual capital amounts and ratios are also presented in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                                                                 To Be Well
                                                                                          Capitalized Under
                                                                         For Capital      Prompt Corrective
                                       Actual             Adequacy Purposes:     Action Provisions:
                                     ----------           ------------------     ------------------
                                       Amount       Ratio       Amount       Ratio      Amount       Ratio
                                       ------       -----       ------       -----      ------       -----
      As of December 31, 2006
         Total capital (to Risk-
            Weighted Assets)          $19,234       29.18%    $>=5,273      >=8.0%    $>=6,591     >=10.0%
         Core (Tier I) Capital (to
            Risk Weighted Assets)      18,182       27.58%     >=2,636      >=4.0%     >=3,955      >=6.0%
         Core (Tier I) Capital (to
            Total Assets)              18,182       15.91%     >=3,428      >=3.0%     >=5,714      >=5.0%
         Tangible Capital
            (to Total Assets)          18,182       15.91%     >=1,714      >=1.5%         N/A         N/A

11.   Related Party Transactions
      --------------------------

      At December 31, 2006 and 2005, certain officers, directors, or companies in which they have 10% or more beneficial ownership were indebted to the Association in the approximate aggregate amounts (in thousands) of $2,348 and $1,729, respectively. During the year ended December 31, 2006, total principal additions (in thousands) were $1,807 and total principal payments were $1,188. Such parties held deposits in the Association in the approximate amounts (in thousands) of $2,833 and $2,559 at December 31, 2006 and 2005, respectively.

12.   Commitments and Contingencies
      -----------------------------

      In the ordinary course of business, the Association has outstanding commitments on which management does not anticipate losses. They include, among other things, commitments to extend credit and letters of credit undertaken in the normal course of business. As of December 31, 2006 and 2005 (in thousands), the Association had $12,643 and $13,867, respectively, of loan commitments and lines of credit outstanding, including loans in process.

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

13.   Fair Value of Financial Instruments
      -----------------------------------

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

      -----------------------------------

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

                  The estimated  fair values,  and related  carrying or notional
                  amounts,  of  the  Company's  financial   instruments  are  as
                  follows:

                                                             December 31,
                                            ------------------------------------------------
                                                     2006                      2005
                                            ----------------------    ----------------------
                                            Carrying       Fair       Carrying       Fair
                                             Amount        Value       Amount        Value
                                             ------        -----       ------        -----
                                                            (in thousands)
      Financial assets:
         Cash and cash equivalents          $   2,445    $   2,445    $   4,032    $   4,032
         Securities available for sale         28,211       28,211       30,043       30,043
         Securities held to maturity            1,108        1,106        1,324        1,323
         FNBB & FHLB stock                      1,426        1,426        1,370        1,370
         Loans, net                            74,963       75,013       70,117       69,627
         Accrued interest receivable              628          628          558          558

      Financial liabilities:
         Deposits                              75,523       75,523       70,821       70,821
         Accrued interest payable                 480          480          269          269
         Federal Home Loan Bank advances       19,000       19,000       20,500       20,500

      -----------------------------------

                                                                       December 31,
                                                      -----------------------------------------------
                                                               2006                      2005
                                                      ---------------------      --------------------
                                                       Carrying       Fair       Carrying       Fair
                                                        Amount        Value       Amount        Value
                                                        ------        -----       ------        -----
                                                                       (in thousands)
      Off-balance sheet credit related to financial
        instruments:
            Commitments to extend credit                 12,643       12,643       13,867       13,867

      Off-balance sheet derivative financial instruments: N/A

14.   Segment Reporting
      -----------------

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

15.   Other Assets
      ------------

      Other assets consist of the following (in thousands):

                                                          2006         2005
                                                          ----         ----

      Cash value of life insurance                    $    400     $    359
      Prepaid expenses                                     133          179
      Insurance agency expiration list, less
        amortization of $22                                309           --
                                                      --------     --------
                                                      $    842     $    538
                                                      ========     ========

      The Company finalized the purchase of an insurance agency in early 2006. The purchase price was $370 being paid $300 in cash and $70 being placed (in thousands) in an escrow account and being earned and paid out over a five year term based upon earning targets. This is considered a related party transaction as a director owned approximately 20% of the agency purchased. The Company allocated $322 (in thousands) of the purchase price to the expiration list and is amortizing it over fifteen years. Amortization (in thousands) during 2006 was $22.

16.   Stock Based Benefit Plans
      -------------------------

      The Company established the 2003 Recognition and Retention Plan and Trust Agreement ("RRP"), which is a stock-based incentive plan. The RRP was approved by the shareholders at the Company's annual meeting held May 15, 2003.

      The Company authorized 26,186 shares of the Company's common stock to be awarded under the RRP. The Company had purchased 26,186 shares in the open market to fund the RRP as of December 31, 2004. Shares subject to awards under the RRP shares vest at 20% per year under the plan. As of December 31, 2006, awards covering 18,854 shares had been made and as of 2005 awards covering 18,354 shares had been made. During 2006 and 2005, 3,668 shares vested and were issued. As a result, expense for this

      -------------------------

      plan is being amortized over a 60-month period and is based upon the market value of the Company's stock as of the grant date of the awards which was $15.375 with respect to all of the currently outstanding awards. Compensation (in thousands) under the RRP for the years ended December 31, 2006 and 2005 was $53 each year and was included in salaries and benefits.

      The Company established the 2003 Stock Option Plan (the "Option Plan") under which 65,464 shares of Company stock are reserved for the grant of stock options to directors, officers and employees. The Option Plan provides for vesting to participants at 20% per year. The options expire in ten years. The exercise price of the options is equal to the fair market value of the common stock on the grant date which was $15.375 with respect to all the currently outstanding options. Options covering 51,885 shares were outstanding as of December 31, 2006. The Company issued 2,000 options in 2005 that vest over a five year period. Forty percent of the (29,931) options were exercisable as of December 31, 2006 an increase of 9,977 shares over 2005.

      The Company's Compensation Committee of the Board of Directors oversees the RRP and the Option Plan.

      On January 1, 2006, the Company adopted SFAS No. 123(R) (revised 2004), "Share-Based Payment." Statement 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board
      (APB) Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. Prior to January 1, 2006, the Company accounted for stock options using APB Opinion No. 25 and included disclosures of pro forma net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been used. The Company elected the modified prospective transition method for adopting SFAS No. 123(R) effective January 1, 2006. Under SFAS No. 123(R), all forms of share-based payments to employees, including stock options, are treated the same as other forms of compensation by recognizing the related cost in the income statement. The provisions apply to all awards granted after the required effective date including existing awards not vested, or which are modified, repurchased, or canceled after that date.

      As of January 1, 2006, the Company began to expense these grants as required by SFAS No. 123(R). Stock-based employee compensation cost pertaining to stock options is reflected in net income with the fair value of each option being estimated as of the date of grant using the Black-Scholes option valuation model. The Black-Scholes model incorporates variable assumptions, which include: the expected volatility, which is based on the historical volatility of the Company's traded stock and peer group comparisons; the expected term calculated using the simplified method permitted by SAB No. 107, "Share-based payments," the expected dividend yield based on historical patterns and peer group performance; and the risk free rate, based on the U.S. Treasury yield curve at the time of the grant corresponding to the expected term. The Company used historical data to estimate option exercise and employee terminations within the valuation model. The impact of adopting FAS 123R is a net charge to net income of $40,900 in 2006 based upon the current options outstanding. The fair value of Company options at the date of grant was estimated using the Black-Scholes option-pricing model with assumptions as follows: volatility, 30.07%, risk free interest rate, 3.53%, dividend yield, 1.0% and weighted-average expected life of the options, 10 years.

17.   Supplemental Retirement Benefit Plan
      ------------------------------------

      The  Association has  established a supplemental  retirement  benefit plan
      (Plan) for certain (three) key executives. The Plan provides for monthly retirement benefits in the amount of $5,000 per month for ten years from the date they retire for the executive group as a whole. As of December 31, 2006 and 2005, a liability of $46,930 and $17,217, respectively, was accrued for the Plan.

18.   Subsequent Event
      ----------------

      The Association, after receiving regulatory approval, changed its name to MBL Bank effective March 19, 2007. MBL Bank also moved to its new main location at 100 MBL Bank Drive off Homer Road (refer to Note 5) on March 19, 2007.

                        DIRECTORS AND EXECUTIVE OFFICERS

                                    Directors
                                    ---------
A. David Evans                                  Russell A. Adams
President and Chief Executive Officer           Retired

John B. Benton, Jr.                             Jack E. Byrd Jr.
Retired                                         Senior Financial Advisor

John P. Collins                                 Michael S. Harper
Owner, A. J. Price Tire - Two locations         Owner, Harper Motors, Inc.
                                                Owner, Julian Foy Motors, Inc.
                                                Owner, Harper Foy Motors, LLC

A. Loye Jones                                   F. Dare Lott, Jr.
Owner, Loye's Pharmacy, Inc.                    Owner, Minden Animal Clinic
                                                Owner, PetCare Animal Hospital

Michael W. Wise                                 R. E. Woodard, III
CPA, Jamieson Wise and Martin                   CFP, Lincoln Financial Group

                               Executive Officers
                               ------------------

A. David Evans                                 Becky T. Harrell
President and Chief Executive Officer          Chief Financial Officer and Treasurer

Michael P. Burton
Senior Vice President and Secretary

                  BANKING LOCATIONS AND STOCKHOLDER INFORMATION

                                Banking Locations
                                -----------------

      Minden Bancorp, Inc. is a federally chartered thrift holding company conducting business through its wholly owned subsidiary, MBL Bank. MBL Bank is a Louisiana-chartered, SAIF-insured stock building and loan association operating through its two offices in Minden, Louisiana.

                                   Main Office
                                   -----------

                               100 MBL Bank Drive
                             Minden, Louisiana 71055

                                  Branch Office
                                  -------------

                                 415 Main Street
                             Minden, Louisiana 71055

                                 Annual Meeting
                                 --------------

      The Annual Meeting of Stockholders of Minden Bancorp, Inc. will be held on May 8, 2006, at 8:15 a.m., Central Time, in the main office of MBL Bank located at 100 MBL Bank Drive, Minden, Louisiana.

                            Transfer Agent/Registrar
                            ------------------------

                         Registrar and Transfer Company
                                10 Commerce Drive
                           Cranford, New Jersey 07016
                                 (908) 272-8511

                              Stockholder Requests
                              --------------------

      Requests for annual reports, quarterly reports and related stockholder literature should be directed to Becky T. Harrell, Chief Financial Officer and Treasurer, Minden Bancorp, Inc., 100 MBL Bank Drive, Minden, Louisiana 71055.

      Stockholders needing assistance with stock records, transfers or lost certificates, please contact Minden Bancorp's transfer agent, Registrar and Transfer Company.